UNITED STATES
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AmerisourceBergen

2021

Proxy statement and notice of annual meeting of stockholders

AmerisourceBergen

We are united in our responsibility to create healthier futures

Powered by our associates around the world, we provide the pharmaceutical products and business culture that improve access to care. We operate the backbone of the healthcare supply chain. We drive the future of local care delivery. We guide medical innovations to market. This is what it means to create healthier futures.

By putting people first and maximizing our impact at the center of healthcare delivery, we fuel growth, move markets and enable access to care for millions of people each day.

AmerisourceBergen

January 28, 2021

Dear Stockholder:

Throughout this unprecedented COVID-19 crisis, AmerisourceBergen's role in supporting the pharmaceutical supply chain has never been more crucial, and its commitment to ensuring that customers and patients continue to receive the medicines they need never greater. The Board of Directors is proud of the dedication and resiliency that AmerisourceBergen's global workforce of 22,000 associates demonstrated in meeting the challenges created by the global pandemic.

During 2020, the Board received regular updates from management on the Company's COVID-19 response and was aligned in support of initiatives undertaken to balance the Company's responsibilities to the supply chain with the welfare of its employees. While AmerisourceBergen's business results underscore its operational success, the Company also enhanced its ongoing commitment to the health and well-being of associates by:

- providing associates in distribution centers and other essential locations with personal protective equipment;

- implementing strict safety and cleaning protocols;

- offering paid leave for associates unable to work due to COVID-19-related issues;

- providing back-up dependent care programs; and

- broadening the mental health and well-being resources available to all associates.

Recognizing their extraordinary effort, the Company also provided a weekly incentive for frontline associates as well as a one-time special bonus at year-end for more than 15,000 associates globally.

The renaming of the Governance, Sustainability & Corporate Responsibility Committee highlights the long-standing commitment of our Board of Directors to Environmental, Social and Governance issues. Management also created an internal steering committee—the Global ESG Council—that will develop a long-term, measurable ESG strategy and provide regular progress reports to the Board. The fourth annual Corporate Citizenship Overview highlights the Company's priorities: developing inspired associates, operating sustainably, building healthy communities, and responsibly managing the opioid supply chain.

The Board of Directors believes that a vital part of developing inspired associates is fostering a diverse and inclusive culture. Under the oversight of the Compensation and Succession Planning Committee, we look forward to the Company advancing our long-term diversity and inclusion strategy focused on people, culture and community. To accelerate that effort, the Company recently appointed Dr. Lonie Haynes as its Chief Diversity & Inclusion Officer. Building on the Company's long-standing commitment to diversity, Dr. Haynes has the full support of the Board and management to help AmerisourceBergen create a stronger workforce, mobilize associates through diversity and inclusion best practices, and help them develop and achieve their full potential.

In January 2020, we welcomed a new independent director, Dennis Nally, who also joined our Audit Committee in August 2020. We view the active refreshment of the Board and the periodic refreshment of Board committees as integral to maintaining independent oversight of management. 2020 was also a successful first year for our Compliance and Risk Committee, which was established in furtherance of our responsibility for oversight of the Company's businesses, including the Company's long-standing commitment to ethics and compliance. AmerisourceBergen's Chief Compliance Officer, who oversees the Office of Compliance, reports directly to the Compliance and Risk Committee.

Your vote is very important to us. We strongly encourage you to read both our proxy statement and annual report in their entirety, and ask that you vote with our recommendations—and I invite you to join me virtually at the 2021 annual meeting.

Thank you for your continued investment in AmerisourceBergen.

Sincerely,



Jane E. Henney
Lead Independent Director

AmerisourceBergen

Notice of 2021 Annual Meeting of Stockholders

Time and Date:

3:00 p.m., Eastern Time
Thursday, March 11, 2021

Held via live webcast at
www.virtualshareholdermeeting.com/ABC2021

Items of Business:

1. Elect the ten directors named in this proxy statement.

2. Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2021.

3. Conduct an advisory vote to approve the compensation of our named executive officers.

4. Vote on the stockholder proposal set forth in this proxy statement, if properly presented at the 2021 Annual Meeting.

5. Transact any other business properly coming before the meeting.

Who May Vote:

Stockholders of record on January 11, 2021.

Date of Availability:

This notice and proxy statement, together with our Annual Report on Form 10-K for the fiscal year ended September 30, 2020, are being made available to stockholders on or about January 28, 2021.

By order of the Board of Directors,



KOUROSH Q. PIROUZ

Vice President, Associate General Counsel & Secretary

How to vote
It is important that your shares be represented and voted at the Annual Meeting. We urge you to vote by using any of the below methods.



Vote via the Internet
Visit www.proxyvote.com and follow the instructions.



Vote by phone
Call Toll-Free 1-800-690-6903 inside the United States or Puerto Rico and follow the instructions.



Vote by mail
If you received a proxy/voting instruction card by mail, you can mark, date, sign and return it in the postage-paid envelope furnished for that purpose.

Important Notice Regarding Availability of Proxy Materials for AmerisourceBergen's Annual Meeting of Stockholders to be held on March 11, 2021

The Proxy Statement and Annual Report on Form 10-K are available at investor.amerisourcebergen.com and www.proxyvote.com.

Table of Contents

Proxy Statement Highlights

This summary provides highlights of selected information about AmerisourceBergen Corporation (the "Company," "AmerisourceBergen," "we" or "us") from this proxy statement. Please review the entire document before voting.

All of our 2021 Annual Meeting materials are available at investor.amerisourcebergen.com.

Voting Items	Board Recommendation	Further information
ITEM 1 Election of Directors	☑ For	9
ITEM 2 Ratification of Appointment of Independent Registered Public Accounting Firm	☑ For	28
ITEM 3 Advisory Vote to Approve the Compensation of our Named Executive Officers	☑ For	57
ITEM 4 Stockholder Proposal to Adopt a Policy that the Chairman of the Board be an Independent Director	☒ Against	62

Director Nominees and Board Summary

Name	Age	Director Since	Independent	Executive	Audit	Compensation and Succession Planning	Compliance and Risk	Finance	Governance, Sustainability and Corporate Responsibility
Ornella Barra *Co-Chief Operating Officer of Walgreens Boots Alliance, Inc.*	67	2015	No				X	X	
Steven H. Collis *President, CEO and Chairman of AmerisourceBergen Corporation*	59	2011	No	Chair					
D. Mark Durcan *Retired CEO of Micron Technology, Inc.*	59	2015	Yes	X	Chair			X	
Richard W. Gochnauer *Retired CEO of United Stationers Inc.*	71	2008	Yes	X		X		Chair	
Lon R. Greenberg *Retired CEO of UGI Corporation*	70	2013	Yes	X			Chair		X
Jane E. Henney, M.D. *Retired Home Secretary for the National Academy of Medicine*	73	2002	Yes	X	EO	EO	EO	EO	EO
Kathleen W. Hyle *Retired Senior Vice President and Chief Operating Officer of Constellation Energy*	62	2010	Yes			X	X	X	
Michael J. Long *CEO of Arrow Electronics, Inc.*	62	2006	Yes	X		Chair			X
Henry W. McGee *Senior Lecturer at Harvard Business School and Retired President of HBO Home Entertainment*	67	2004	Yes	X	X				Chair
Dennis M. Nally* *Former Chairman of Pricewaterhouse Coopers International Ltd.*	68	2020	Yes		X				
Number of Meetings in FY2020:				—	10	4	4	8	4

X   Member

EO   Ex Officio Member

*   Mr. Nally is also the sole member of the Company's Special Litigation Committee. See page 25.

Snapshot of Board Composition

Presented below is a snapshot of the expected composition of our Board of Directors immediately following the 2021 annual meeting, assuming the election of the ten nominees named in the proxy statement.

Independence





- Independent
- Other Directors

Board independence **80%**

Tenure



Board average tenure: **9.7 years**

Diversity



Board gender/ethnic diversity: **40%**

Age



Board average age: **65.8 years**

	Ornella Barra	Steven H. Collis	D. Mark Durcan	Richard W. Gochnauer	Lon R. Greenberg	Jane E. Henney, M.D.	Kathleen W. Hyle	Michael J. Long	Henry W. McGee	Dennis M. Nally
Race/Ethnicity										
African American/Black									☑	
American Indian/Alaska Native										
Asian										
Caucasian/White	☑	☑	☑	☑	☑	☑	☑	☑		☑
Hispanic/Latino										
Pacific Islander										
Gender										
Male		☑	☑	☑	☑			☑	☑	☑
Female	☑					☑	☑			

Corporate Governance Highlights

Response to COVID-19

Throughout the COVID-19 pandemic, AmerisourceBergen has been guided by its purpose of being united in its responsibility to create healthier futures. AmerisourceBergen implemented measures to both protect the welfare of our associates and enable our businesses to continue to play their crucial role in supporting the sustainability of the pharmaceutical supply chain and enabling patient access. Since March 2020, our Board has received regular updates from management on the Company's COVID-19 response and has been aligned in support of initiatives undertaken to protect associates and to augment business operations. Board oversight included a special meeting of the Compliance and Risk Committee in May 2020 focused on the COVID-19 pandemic.

In order to protect the health of our associates we provided associates in our distribution centers and other operational locations with personal protective equipment and implemented strict safety and cleaning protocols. We invested in enhanced pay, including weekly incentives for our frontline associates, as well as a one-time special bonus at year-end for more than 15,000 associates globally. Further, we offered paid leave for associates unable to work due to COVID-19-related issues and provided back-up dependent care programs as well as mental health and well-being resources to all associates. We are proud of the over $1 million in COVID-19 relief funds committed by the AmerisourceBergen Foundation and of the fact that the AmerisourceBergen Associate Assistance Fund, a primarily associate-supported fund for associates in need, supported over 75 associates through fiscal year 2020, many of whom were struggling due to the impact of COVID-19.

While prioritizing the well-being of our associates, we also worked to maintain a safe and secure pharmaceutical supply chain. Given AmerisourceBergen's vital role in the supply chain, throughout the pandemic, in addition to focusing on our normal supplier processes, our teams have worked to ensure that critical medications are allocated to our customers fairly to facilitate optimal patient access. We also employed real-time data and analytics to facilitate actionable channel solutions and awareness for commercial and government stakeholders.

Key Practices and Policies

Our Board consistently seeks to implement leading practices and policies in corporate governance, with emphasis on maintaining the Board's independence to provide effective oversight of management and ensure accountability to our stockholders. Below, we highlight our key corporate governance practices and policies:

Board of Directors	
Independence	The majority of our director nominees are independent (eight out of ten). Our corporate governance principles require us to maintain a minimum of 70% independent directors on our Board (see pages 9 and 20).
Independence of Key Oversight Committees	All members of our Audit Committee, Compensation and Succession Planning Committee, and Governance, Sustainability and Corporate Responsibility Committee are independent (see page 20).
Lead Independent Director	Our corporate governance principles require the election of a Lead Independent Director whenever our Chief Executive Officer also serves as Chairman of the Board and clearly define the Lead Independent Director's authority and significant responsibilities in the governance of our Board (see page 18).
Succession Planning for Chairman	The Company plans to split the role of Chairman of the Board and Chief Executive Officer, commencing with the Company's next Chief Executive Officer. At that time, the Chairman role will be assumed by an independent director (see page 19).
Succession Planning for Chief Executive Officer	We undertake succession planning and maintain an emergency succession plan for our Chief Executive Officer.
Risk Oversight	Our full Board and each of our Board committees actively engage in risk assessment and management for all aspects of our business, including our compensation policies and practices, with certain specific responsibilities for risk oversight also designated in committee charters and our corporate governance principles. Our corporate officers and senior managers report on risk exposure at regular intervals to the appropriate committee or full Board (see page 20).

Board of Directors (Continued)	
Governance, Sustainability and Corporate Responsibility Committee	We renamed the Governance, Sustainability and Corporate Responsibility Committee and updated its charter in August 2020 to clarify the Committee's responsibilities, including to review ESG reporting and disclosure practices (see page 25).
Compliance and Risk Committee	We created a Compliance and Risk Committee in December 2019 to assist the Board in oversight of enterprise risk management and legal and regulatory compliance (see page 24).
Opioid Report	At the direction of our Board, we published a report in September 2019 on the safe and secure distribution of controlled substances as part of our commitment to transparency.
Diversity	We have a long-standing commitment to diversity and recently appointed Dr. Lonie Haynes as our Chief Diversity & Inclusion Officer (see page 7). Additionally, when conducting a search for a new director, the Governance, Sustainability and Corporate Responsibility Committee charter mandates the inclusion of women and ethnically and racially diverse candidates in the pool of potential directors.
Overboarding Policy	Pursuant to our overboarding policy, if our Chief Executive Officer serves as a director, he or she may only serve on the board of one other public company. Non-employee directors should not serve on more than three other public company boards (see page 9).
Tenure Policy and Refreshment	We onboarded a new director in January 2020. Our policy for directors' tenure provides that a director will offer to resign at the annual meeting of stockholders following his or her 75th birthday and tender his or her resignation for consideration by the Governance, Sustainability and Corporate Responsibility Committee when his or her employment or principal business association changes materially. A director who is an employee will resign when he or she retires or is no longer employed by us. Additionally, we encourage our Board to rotate its committee Chairs on a regular basis.
Annual Evaluation Process	Our Board has a comprehensive annual evaluation process for the Board and each of its committees, which is led by the Chair of our Governance, Sustainability and Corporate Responsibility Committee and the Board's Lead Independent Director. In 2020, the evaluation process was facilitated by a third-party consultant with expertise in corporate governance. The full Board reviews and discusses the results of the evaluation process. The Governance, Sustainability and Corporate Responsibility Committee and the full Board also conduct an annual review and update of our corporate governance principles and committee charters (see page 22).
Stockholder Communication and Engagement	We actively engage with our stockholders throughout the year to seek their input on a variety of topics, including our corporate governance practices and our role in the pharmaceutical supply chain (see pages 26-27).
Executive Compensation	
Alignment with Stockholders' Interests	We align executive compensation with the Company's performance through performance metrics. We also require executives to adhere to stock ownership guidelines and holding requirements that align their interests with those of our stockholders and encourage long-term growth (see page 38).
Clawback	We have the right to claw back the value of cash and equity awards held by current and former executives as a result of misconduct, including misconduct that leads to the restatement of our financial statements. We will publicly disclose instances of clawback pursuant to the Company's Clawback Disclosure Policy (see page 43).
Independent Compensation Consultant	The consultant to our Compensation and Succession Planning Committee provides no other services to the Company (see page 45).

Rights of Stockholders	
Annual Director Elections	All directors of our Board are elected annually.
Majority Vote Standard	Our bylaws and corporate governance principles establish majority voting standards for the election of directors and require each director nominee to tender an irrevocable resignation prior to each annual meeting in the event an incumbent director does not receive the required votes for re-election (see page 23).
Removal of Directors With or Without Cause	Our organizational documents permit stockholders to remove directors with or without cause.
Right to Call Special Meetings	Stockholders with at least 25% of the outstanding shares of our common stock ("Common Stock") have the right to call special meetings.
Proxy Access	A stockholder, or a group of up to 20 stockholders, who have continuously owned at least 3% of our outstanding Common Stock for 3+ years may nominate directors to fill up to the greater of two or 20% of the available Board seats (see page 27).
Annual Say-on-Pay Vote	We have an annual say-on-pay vote (see page 57).
No Supermajority Requirement	Majority vote is required for stockholder action.
No Poison Pill	We do not have a "poison pill" stockholder rights agreement in place.

For further details, please see the full discussion relating to our corporate governance policies and practices and our leadership structure in this proxy statement under the section titled "Corporate Governance and Related Matters—Corporate Governance."

Our ESG Priorities and Selected Activities & Accomplishments

Environmental



Greenhouse Gas Emissions Reduction

- Reduced greenhouse gasemissions by 5%
- Advanced transportation efficiency through route optimization, as well as piloting electric vehicles (EV) in parts of our business



Packaging Waste Reduction

- Transitioned to more innovative and sustainable packaging options made from non-toxic, plant-based refrigerant for our cold chain shippers
- Innovations in packaging also create less wastefor customers



Climate Change Preparation

- Conducted physical climate risk assessments for 100+ locations to ensure supply chain resiliency
- Continue to align disaster response initiatives with climate analysis

Social



Inspired Associates

- Supported our employees throughout the pandemic
- Formed long-term Diversity & Inclusion strategy and hired new Chief Diversity and Inclusion Officer
- Provide robust parental leave policy to associates



Healthy Communities

- AmerisourceBergen Foundation committed over $1 million in COVID -19 relief funds
- In FY20, we supported over 75 associates during challenging times through the Associate Assistance Fund, a primarily associate-supported fund for associates in need



Supply Chain Integrity

- Worked to curb controlled substance diversion and partner to stop opioid abuse
- Committed resources and expertise to advance prescription drug safety

Governance



Board Governance

- Refreshed Board by appointing Dennis Nally in January 2020
- Robust director evaluation process facilitated by independent third-party assessor
- Periodic rotation of committee assignments and chairs
- 30% of Board members are female



ESG Oversight

- Newly created Global ESG Council serves as an internal steering committee focused on development of a long-term ESG strategy and will provide regular progress reports to the Board
- Updated Governance, Sustainability and Corporate Responsibility Committee charter to clarify committee responsibilities, including to review ESG disclosure practices



Transparency & Reporting

- Engaged regularly with stakeholders
- Issued fourth annual Corporate Citizenship Reportwith fifth report scheduled to be released in early 2021
- Aligned with Sustainability Accounting Standards Board (SASB) reporting framework, the Global Reporting Initiative, and the United Nations Sustainable Development Goals

Issue in Focus: Diversity & Inclusion

Over the course of 2020, Diversity & Inclusion (D&I) was a point of emphasis for our Board and our management team. Our long-term strategy is focused on three critical dimensions—people, culture, and community—and is grounded in deep organizational insights, our people data, and industry research and benchmarks. In pursuit of this strategy, in 2020 we:

- Conducted a comprehensive Diversity & Inclusion organizational assessment
- Hired a new Senior Vice President and Chief Diversity & Inclusion Officer
- Initiated a global D&I strategy to support a more measured and engaged workforce
- Formed a D&I Council, led by a senior C-suite executive
- Signed the CEO Pledge for Diversity and Inclusion, a commitment to increase diversity and support more inclusive work environments
- Formalized existing practice of including women and ethnically diverse candidates in searches for new directors

Our Board continues to believe that D&I is an important cornerstone of our Company's culture and competitive advantage and, through its Compensation and Succession Planning Committee, plans to continue monitoring our D&I practices and performance.

Oversight of Controlled Substances

AmerisourceBergen has a longstanding commitment to ensuring a safe and efficient pharmaceutical supply chain. Our wholesale pharmaceutical distribution business plays a key, but specific, role of providing safe access to thousands of important medications to enable healthcare providers to serve patients with a wide array of clinical needs across the healthcare spectrum. We have taken substantial steps to help prevent the diversion of controlled substances and are committed to joining other healthcare stakeholders, government entities, civic organizations, law enforcement agencies and individuals to help address the opioid epidemic.

Our Role in the Supply Chain

Our wholesale distribution business manages the secure transportation of Food and Drug Administration approved medications, a small part of which includes opioids and other controlled substances, from manufacturers to neighborhood pharmacies and pharmacy chains as well as hospitals, nursing homes, hospices, and other clinical settings. Distributors do not manufacture or create supply or demand for opioids. The distribution of opioid medicines represents less than two percent of our annual revenue, and we do not offer our sales employees incentives based on opioid sales.

In fulfilling our Company's purpose to create healthier futures, AmerisourceBergen is dedicated to providing efficient and safe access to all FDA-approved medications through our wholesale distribution business. Wholesale distribution serves as a physical link between manufacturers and the healthcare providers that ultimately serve patients.



Patients	Doctors	Pharmacies	Distributors	Manufacturers	DEA
Patients go to doctors for medical care and treatment for health concerns	Doctors prescribe medications (Including controlled substances) for patients and send prescriptions to the pharmacy	Pharmacies and hospitals place orders with distributors for controlled substances and dispense directly to patients with a prescription	Distributors handle logistics and transport of controlled substances based on prescriptions written by doctors and other healthcare providers	Manufacturers develop controlled substances that are bought by distributors	The DEA, the Federal government's drug enforcement body, sets quotas for the number of controlled substances that manufacturers should develop

Preparation of a Report on our Safe and Secure Distribution of Controlled Substances

In September 2019, we released a report titled *Safe and Secure Distribution of Controlled Substances* which describes in greater detail our role in the pharmaceutical supply chain, our Board's oversight of management's efforts to develop meaningful solutions to the opioid epidemic, our management team's thoughtful approach to enterprise risk management, our commitment to operational integrity and diversion control, and our community and associate outreach efforts. A copy of this report can be found on our website at *investor.amerisourcebergen.com*.

Board Oversight of Risks

Our Board oversees risk management and considers specific risk topics on an ongoing basis, including risks associated with the Company's distribution of opioid medications. Our Compliance and Risk Committee provides further oversight on these matters and expertise at the Board level. The Board and/or the Compliance and Risk Committee receive at least quarterly updates on our anti-diversion program, the status of pending litigation related to the distribution of opioids, legislative and regulatory developments related to controlled substances, and stockholder feedback. For additional information on the Board's oversight of risks, see "Corporate Governance and Related Matters—Corporate Governance—Risk Oversight and Management" beginning on page 20 of this proxy statement.

Working Towards a Global Settlement

We are currently engaged in advanced discussions, which are ongoing, with the states and various plaintiffs' representatives that would be necessary to reach a global settlement of the consolidated multi-district litigation proceedings. These discussions currently contemplate payment of $6.5 billion by AmerisourceBergen to the plaintiffs over an 18 year period (assuming all parties participate) and certain changes to our anti-diversion programs.

Corporate Governance and Related Matters

Item 1—Election of Directors

Annual Election of Directors

Directors are elected annually. Any nominee who is elected to serve as a director at our 2021 Annual Meeting of Stockholders will be elected to serve a term of one year and is expected to hold office until the 2022 Annual Meeting of Stockholders and until their successors are elected and qualified. Similarly, any director who is appointed to fill a vacancy on the Board will serve until the next annual meeting of stockholders after his or her appointment and until his or her successor is elected and qualified.

Each nominee for director has consented to his or her nomination and, so far as the Board of Directors and management are aware, intends to serve a full term as a director if elected. However, if any of the nominees should become unavailable or unable to stand for election prior to the election, the shares represented by proxies may be voted for the election of substitute nominees selected by the Board of Directors.

Board Size, Nominees and Independence

The size of the Board of Directors is ten. The director nominees are Ornella Barra, Steven H. Collis, D. Mark Durcan, Richard W. Gochnauer, Lon R. Greenberg, Jane E. Henney, M.D., Kathleen W. Hyle, Michael J. Long, Henry W. McGee and Dennis M. Nally.

Messrs. Durcan, Gochnauer, Greenberg, Long, McGee, and Nally, Dr. Henney and Ms. Hyle are independent (as independence is defined in Section 303A of the NYSE Listed Company Manual and in our corporate governance principles).

Additionally, there are no family relationships among AmerisourceBergen's directors and executive officers.

Walgreens Boots Alliance's Designated Director Nominee

Pursuant to the Shareholders Agreement between AmerisourceBergen and Walgreens Boots Alliance, Inc. (as successor in interest to Walgreen Co. and Alliance Boots GmbH), Walgreens Boots Alliance has the right to designate a director to our Board once Walgreens Boots Alliance and certain of its subsidiaries collectively own five percent or more of our Common Stock. On May 1, 2014, Walgreens Boots Alliance notified us that they had acquired at least five percent of our Common Stock. Ms. Barra, Co-Chief Operating Officer of Walgreens Boots Alliance, has been designated by Walgreens Boots Alliance to serve on our Board. She was appointed to the Board on January 16, 2015 and is a current nominee for election as director. In addition, upon the acquisition in full by Walgreens Boots Alliance and its subsidiaries of 19,859,795 shares of our Common Stock in the open market, Walgreens Boots Alliance will be entitled to designate a second director to the Board of Directors. For so long as Walgreens Boots Alliance has a right to designate a director to the Board, subject to certain exceptions, including matters related to acquisition proposals, Walgreens Boots Alliance and its subsidiaries will be obligated to vote their shares in accordance with our Board on all matters submitted to a vote of our stockholders. Please refer to "Related Person Transactions" beginning on page 58 of this proxy statement and our Current Reports on Form 8-K filed on March 20, 2013 and January 8, 2021 for more detailed information regarding the Shareholders Agreement and related agreements and arrangements.

Governance, Sustainability and Corporate Responsibility Committee Identification and Evaluation of Director Nominees

Our Governance, Sustainability and Corporate Responsibility Committee seeks director nominees who possess qualifications, experience, attributes and skills that will enable them to contribute meaningfully to the leadership of our Board and to effectively guide and supervise management in driving AmerisourceBergen's growth and financial and operational performance. Each director nominee should:

- possess the highest personal and professional ethics, integrity and values;
- be committed to representing the long-term interests of our stockholders; and
- have an inquisitive and objective perspective, practical wisdom and mature judgment.

Each nominee should also have sufficient time to effectively carry out his or her duties as a director. Except for the Chief Executive Officer of AmerisourceBergen, who may serve on no more than one other public company board, director nominees may serve on no more than three other public company boards.

In addition, our Governance, Sustainability and Corporate Responsibility Committee has identified the following expertise, experience, attributes and skills that are particularly relevant to AmerisourceBergen:

- Corporate Governance
- Distribution and Logistics
- Executive Leadership
- Financial Literacy
- Global Markets
- Healthcare

- Information Technology
- Regulatory
- Risk Oversight
- Sustainability and Corporate Citizenship
- Talent Management and Executive Compensation

We seek individuals with diverse backgrounds, skills and expertise to serve on our Board. We believe that diversity is essential to encourage fresh perspectives, enrich the Board's deliberations and avoid the dominance of a particular individual or group over the Board's decisions. The Governance, Sustainability and Corporate Responsibility Committee includes, and has any search firm that it engages include, women and ethnically and racially diverse candidates in the pool from which the committee selects new director candidates. The Governance, Sustainability and Corporate Responsibility Committee may consider and evaluate director nominees identified by our stockholders as described below in the section titled "Stockholder Engagement— Stockholder Recommendations for Director Nominees."

Below are each nominee's biography and an assessment of the above-mentioned expertise, experience, attributes and skills that the nominee possesses.

Biographical information about our nominees



Ornella Barra

Age: 67
Director since January 2015

Committees:

• Compliance and Risk
• Finance

Background and Experience

Ms. Barra has served on our Board since January 2015 and currently serves as a Co-Chief Operating Officer of Walgreens Boots Alliance, Inc. Previously, she served as Executive Vice President of Walgreens Boots Alliance, Inc. and President and Chief Executive of Global Wholesale and International Retail from February 2015 until June 2016. Ms. Barra served as Chief Executive, Wholesale and Brands of Alliance Boots GmbH from September 2013 until January 2015 and as Chief Executive of the Pharmaceutical Wholesale Division of Alliance Boots GmbH from January 2009 until September 2013. Prior to her role as Chief Executive of the Pharmaceutical Wholesale Division, Ms. Barra was the Wholesale and Commercial Affairs Director and a Board member of Alliance Boots plc. Prior to the merger of Alliance UniChem Plc and Boots Group plc, Ms. Barra served on the Board of Alliance Participations Limited. Ms. Barra is an honorary Professor of the University of Nottingham's School of Pharmacy and is a member of the International Advisory Council of Bocconi University. Ms. Barra was formerly a member of the board of Directors of Assicurazioni Generali S.p.A., one of the largest Italian insurance companies, from April 2013 to April 2019. Ms. Barra was a member of the Board of Directors of Alliance Boots GmbH between June 2007 and February 2015, and was Chairman of its Corporate Social Responsibility Committee from 2009 to 2014. She serves as the Vice Chairman of the Board of International Federation of Pharmaceutical Wholesalers, Inc. and is a member of the Board of Efficient Consumer Response Europe.

Key Attributes, Expertise and Skills

• **Other Public Company Boards**: None.
• **Global Markets**: Demonstrates expertise and understanding of global markets by leading and expanding international operations of multinational company.
• **Healthcare and Distribution Expertise**: Heads global wholesale and international retail operations for Walgreens Boots Alliance, Inc. Acquired extensive experience in pharmaceutical wholesale distribution and pharmaceutical retail industries through long career at Alliance Boots GmbH and predecessor companies, and trained as a pharmacist.
• **Risk Oversight**: Serves as Co-Chief Operating Officer of Walgreens Boots Alliance, Inc. and served as a director of one of the largest insurance companies in Italy.
• **Sustainability & Corporate Citizenship**: Serves as Chair of the Walgreens Boots Alliance, Inc. Corporate Social Responsibility Committee and served as Chairman of the Corporate Social Responsibility Committee for Alliance Boots GmbH.
• **Compensation/Benefits Oversight**: Served as Chair of Appointments and Remuneration Committee at Assicurazioni Generali.
• **Academic Credentials**: Honorary Professor of the University of Nottingham's School of Pharmacy and a member of the International Advisory Council of Bocconi University.



Steven H. Collis

Age: 59
Chairman of the Board since March 2016
Director since May 2011

Committees:

• Executive (Chair)

Background and Experience

Mr. Collis is the President and Chief Executive Officer of AmerisourceBergen Corporation and has served in this position since July 2011. He has been a member of our Board since 2011 and has served as our Board's Chairman since March 2016. From November 2010 to July 2011, Mr. Collis served as President and Chief Operating Officer of AmerisourceBergen Corporation. He served as Executive Vice President and President of AmerisourceBergen Drug Corporation from September 2009 to November 2010, as Executive Vice President and President of AmerisourceBergen Specialty Group from September 2007 to September 2009 and as Senior Vice President of AmerisourceBergen Corporation and President of AmerisourceBergen Specialty Group from August 2001 to September 2007. Mr. Collis has held a variety of other positions with AmerisourceBergen Corporation and its predecessors since 1994. Mr. Collis is a member of the Board of CEOs Against Cancer (PA Chapter), the American Red Cross Board of Governors, and the Board of International Federation of Pharmaceutical Wholesalers, Inc. He served as a member of the board of Thoratec Corporation from 2008 to 2015.

Key Attributes, Expertise and Skills:

• **Other Public Company Boards**: None.
• **Healthcare and Distribution Expertise**: Has held various senior executive leadership positions with AmerisourceBergen Corporation and has extensive business and operating experience in wholesale pharmaceutical distribution and in-depth knowledge of the healthcare distribution and services market.
• **Global Markets**: Leads a multinational company that has significantly expanded international operations.
• **Governance and Risk Oversight**: Serves as Chairman, President and Chief Executive Officer of AmerisourceBergen and previously served as director of Thoratec Corporation.

D. Mark Durcan



Age: 59
Director since September 2015

Committees:

- Audit (Chair)
- Executive
- Finance

Background and Experience

Mr. Durcan has served on our Board since September 2015. He served as Chief Executive Officer and Director of Micron Technology, Inc. from February 2012 until his retirement in May 2017. Mr. Durcan served as President and Chief Operating Officer of Micron Technology, Inc. from June 2007 to February 2012, as Chief Operating Officer from February 2006 to June 2007, and as Chief Technology Officer from June 1997 to February 2006. Between 1984 and February 2006, Mr. Durcan held various other positions with Micron Technology, Inc. and its subsidiaries and served as an officer from 1996 through his retirement. Mr. Durcan served as a director of MWI Veterinary Supply, Inc. from March 2014 until its acquisition by AmerisourceBergen in February 2015. Mr. Durcan has served as a director for Advanced Micro Devices since October 2017, for Veoneer since April 2018, and for ASML Holding NV since April 2020. He served as a director at Freescale Semiconductor, Inc. from 2014 through 2015. Mr. Durcan has been a director for St. Luke's Health System of Idaho since February 2017 and has served on the board of Trustees of Rice University since June 2020. He has also served on the Semiconductor Industry Association Board and the Technology CEO Council.

Key Attributes, Expertise and Skills

- **Other Public Company Boards**: Advanced Micro Devices, Veoneer, ASML Holding NV.
- **Financial Expertise**: Brings substantial experience in the area of finance, executive leadership and strategic planning in his former roles as Chief Executive Officer and Chief Operating Officer of Micron Technology, Inc.
- **Global Markets**: Contributes deep understanding of global markets and extensive experience in managing global manufacturing, procurement, supply chain and quality control for a multinational corporation and, as former member of the board of MWI Veterinary Supply, Inc., has important insight into wholesale distribution of animal health products.
- **Information Technology**: Has unique and in-depth knowledge of technology and capability to drive technological innovation.

Richard W. Gochnauer



Age: 71
Director since September 2008

Committees:

- Compensation and Succession Planning
- Executive
- Finance (Chair)

Background and Experience

Mr. Gochnauer has served on our Board since September 2008. He served as Chief Executive Officer of United Stationers Inc. from December 2002 until his retirement in May 2011 and as Chief Operating Officer of United Stationers Inc. from July 2002 to December 2002. Mr. Gochnauer served as Vice Chairman and President, International, and President and Chief Operating Officer of Golden State Foods Corporation from 1994 to 2002. He currently serves as a member of the Boards of Golden State Foods Corporation, Vodori Inc., and Rush University Medical Center and previously served as a director of UGI Corporation from 2011 until 2020, Fieldstone Communities, Inc. from 2000 to 2008 and United Stationers Inc. from July 2002 to May 2011. Mr. Gochnauer is also a member of the Center for Higher Ambition Leadership and Lead Director for SC Master Fund.

Key Attributes, Expertise and Skills

- **Other Public Company Boards**: None
- **Distribution and Logistics:** Provides strategic direction and valuable perspective on measures to drive operating growth and compete effectively in the distribution business gained through his management of diverse distribution businesses.
- **Governance Experience:** Serves as director of Golden State Foods Corporation and held senior executive leadership roles at United Stationers Inc. and Golden State Foods Corporation.
- **Risk Oversight:** Extensive experience overseeing the management of risk on an enterprise-wide basis.



Lon R. Greenberg

Age: 70
Director since May 2013

Committees:
- Compliance and Risk (Chair)
- Executive
- Governance, Sustainability and Corporate Responsibility

Background and Experience

Mr. Greenberg has served on our Board since May 2013. He served as Chairman of UGI Corporation's Board of Directors from 1996 until January 2016 and as director of UGI Utilities, Inc. and AmeriGas Propane, both UGI Corporation subsidiaries. Mr. Greenberg served as Chief Executive Officer of UGI Corporation from 1995 until his retirement in April 2013. Mr. Greenberg served in various leadership positions throughout his tenure with UGI Corporation. He is a member of the Board of Directors of Ameriprise Financial, Inc. Mr. Greenberg is a member of the Board of Trustees of Temple University and the Board of The Philadelphia Foundation. He previously served as Chairman of the Board of Directors of Temple University Health System, as a member of the Board of Directors of Fox Chase Cancer Center, as a member of the Board of Directors of the United Way of Greater Philadelphia and Southern New Jersey, and as a member of the Board of Aqua America, Inc.

Key Attributes, Expertise and Skills
- **Other Public Company Boards**: Ameriprise Financial, Inc.
- **Financial Expertise**: Brings financial literacy and sophistication acquired through various executive, legal and corporate roles, as well as membership on the boards of other NYSE listed companies.
- **Global Markets:** Has valuable business and executive management experience in distribution and global operations acquired as Chief Executive Officer of UGI Corporation.
- **Healthcare Expertise:** Contributes experience and knowledge of the healthcare industry from his perspective as a former director of healthcare organizations.
- **Governance and Regulatory Experience:** Served as Chief Executive Officer and Chairman of the Board of UGI Corporation, as a director of subsidiaries of UGI Corporation, and as a director of Aqua America, Inc. Mr. Greenberg also currently serves as a director of Ameriprise Financial, Inc.



Jane E. Henney, M.D.

Age: 73
Lead Independent Director since March 2016
Director since January 2002

Committees:
- Executive
- Serves ex officio on each of the Board's other committees

Background and Experience

Dr. Henney has served as our Board's Lead Independent Director since March 2016 and as director since January 2002. She served as Home Secretary for the National Academy of Medicine from April 2014 to June 2020. Dr. Henney was a Professor of Medicine at the College of Medicine at the University of Cincinnati from January 2008 until December 2012. She served as Senior Vice President and Provost for Health Affairs at the University of Cincinnati from July 2003 to January 2008 and was the Commissioner of Food and Drugs at the United States Food and Drug Administration from 1998 to 2001. Dr. Henney served as Vice President for Health Sciences at the University of New Mexico from 1994 to 1998. Dr. Henney previously served as a director on the boards of CIGNA Corporation from April 2004 until April 2018, AstraZeneca PLC from September 2001 to April 2011, Cubist Pharmaceuticals, Inc. from March 2012 to January 2014 and The China Medical Board from July 2004 until June 2019. Dr. Henney is a former member of the Board of The Commonwealth Fund and The Monnell Center for the Chemical Senses.

Key Attributes, Expertise and Skills
- **Other Public Company Boards**: None.
- **Governance and Risk Oversight:** Former director of CIGNA Corporation, AstraZeneca PLC and Cubist Pharmaceuticals, Inc., and is a NACD Board Leadership Fellow.
- **Healthcare Expertise:** Provides in-depth knowledge and industry-specific perspective acquired through her experience as a medical oncologist, prominent government and academic posts, and tenure as director of pharmaceutical and insurance companies.
- **Regulatory:** As a former Commissioner of Food and Drugs for the United States Food and Drug Administration, Dr. Henney has extensive insight into federal regulatory matters.



Kathleen W. Hyle

Age: 62
Director since May 2010

Committees:

• Compensation and Succession Planning
• Compliance and Risk
• Finance

Background and Experience

Ms. Hyle has served on our Board since May 2010. She served as Senior Vice President of Constellation Energy and Chief Operating Officer of Constellation Energy Resources from November 2008 until March 2012. Ms. Hyle served as Chief Financial Officer for Constellation Energy Nuclear Group and for UniStar Nuclear Energy, LLC from June 2007 to November 2008. Prior to joining Constellation Energy in 2003, Ms. Hyle served as the Chief Financial Officer of ANC Rental Corp., Vice President and Treasurer of Auto-Nation, Inc., and Vice President and Treasurer of Black & Decker Corporation. She is the Chair of the Board of Bunge Limited and a member of the Board of Trustees of Center Stage in Baltimore, MD. Ms. Hyle is a member in WKW LLC, a limited liability company and is a former member of the Board of Sponsors for the Loyola University Maryland Sellinger School of Business and Management.

Key Attributes, Expertise and Skills

• **Other Public Company Boards**: Bunge Limited.
• **Financial Expertise:** Provides critical insight into, among other things, financial statements, accounting principles and practices, internal control over financial reporting and risk management processes.
• **Governance and Risk Oversight:** Current Chair of Bunge Limited and former director of The ADT Corporation.
• **Risk Management:** Held senior management positions at Constellation Energy, ANC Rental Corp., and Black & Decker Corporation and brings extensive experience in management, operations, capital markets, international business, financial risk management and regulatory compliance.



Michael J. Long

Age: 62
Director since May 2006

Committees:

• Compensation and Succession Planning (Chair)
• Executive
• Governance, Sustainability and Corporate Governance

Background and Experience

Mr. Long has served on our Board since May 2006. He has served as the Chief Executive Officer of Arrow Electronics, Inc. since May 2009 and as Chairman of the Board since 2010. Previously, he served as President and Chief Operating Officer of Arrow Electronics, Inc. from February 2008 until May 2009 and as a Senior Vice President of Arrow Electronics, Inc. from January 2006 to February 2008. He currently serves as a member of the Board of Directors of UCHealth and National Western Stock Show since 2018. He served as a member of the Board of Directors of the Denver Zoo from 2010 until 2017.

Key Attributes, Expertise and Skills

• **Other Public Company Boards**: None.
• **Financial Expertise:** Brings relevant experience in the areas of finance, operations, management, leadership, strategic planning, executive compensation and global competition drawn from his current and prior leadership positions at Arrow Electronics, Inc.
• **Global Markets and Distribution Expertise:** Contributes critical insight into international markets and has an in-depth knowledge of business and strategic opportunities for wholesale distribution.
• **Governance and Risk Oversight:** Serves as Chairman, President and Chief Executive Officer of Arrow Electronics, Inc.
• **Information Technology:** Familiarity with technology solutions and IT services through experience in electronic components industry.



Henry W. McGee

Age: 67
Director since November 2004

Committees:

- Audit
- Executive
- Governance, Sustainability and Corporate Responsibility (Chair)

Background and Experience

Mr. McGee has served on our Board since November 2004. He is a Senior Lecturer at Harvard Business School, a position he has held since July 2013. From April 2013 to August 2013, Mr. McGee served as a Consultant at HBO Home Entertainment. Previously, Mr. McGee served as President of HBO Home Entertainment from 1995 until his retirement in March 2013. He served as Senior Vice President, Programming, HBO Video, from 1988 to 1995 and prior to that, Mr. McGee served in leadership positions in various divisions of HBO. Mr. McGee is the former President of the Alvin Ailey Dance Theater Foundation and the Film Society of Lincoln Center. He has served on the Boards of the Sundance Institute, the Public Theater, Save the Children and the Time Warner Foundation. He is currently a member of the Board of Tegna Inc., the Pew Research Center and the Black Filmmaker Foundation. He was recognized by Savoy Magazine in 2016 and 2017 as a member of the Power 300 list of the Most Influential Black Corporate Directors. In 2018, the National Association of Corporate Directors named Mr. McGee to the Directorship 100, the organization's annual recognition of the country's most influential boardroom members.

Key Attributes, Expertise and Skills

- **Other Public Company Boards**: Tegna, Inc.
- **Global Markets and Distribution Expertise:** Contributes significant operational, marketing and wholesale distribution expertise and knowledge of international markets acquired in senior management and leadership roles during his long career with HBO.
- **Information Technology:** Has a deep understanding of the uses of technology and application to marketing and media. Teaches courses on digital transformation.
- **Governance and Risk Oversight:** Current director of Tegna Inc. and Pew Research Center. Has taught MBA courses on leadership and corporate accountability. Served as President of HBO Home Entertainment and in other leadership positions within HBO.



Dennis M. Nally

Age: 68
Director since January 2020

Committees:

- Audit
- Special Litigation

Background and Experience

Mr. Nally has served on our Board since January 2020. He served as Chairman of PricewaterhouseCoopers International Ltd., the coordinating and governance entity of the PwC network, from 2009 to 2016. From 2002 to 2009, he served as Chairman and Senior Partner of the U.S. firm PricewaterhouseCoopers LLP. He joined PricewaterhouseCoopers LLP in 1974 and became partner in 1985, serving in numerous leadership positions within the organization, including National Director of Strategic Planning, Audit and Business Advisory Services Leader and Managing Partner. Mr. Nally is a member of the boards of Morgan Stanley and Globality, Inc.

Key Attributes, Expertise and Skills

- **Other Public Company Boards**: Morgan Stanley
- **Financial Expertise:** Has extensive knowledge of financial statements, accounting principles and practices, internal control over financial reporting and risk management processes.
- **Governance and Risk Oversight:** Experience as a director at Morgan Stanley and as senior executive at PricewaterhouseCoopers provides Mr. Nally with expertise in highly regulated industries.

Board of Directors Vote Recommendation

We recommend that you vote **For** the election of each of the ten nominees named in this proxy statement to the Board of Directors.

Non-Employee Director Compensation at 2020 Fiscal Year-End

Our director compensation program is designed to attract and retain qualified non-employee directors. Our program aligns director compensation with the compensation of our peers (our peer companies are identified on page 36). Our Governance, Sustainability and Corporate Responsibility Committee reviews non-employee director compensation regularly to confirm that it appropriately addresses time, effort, expertise, and accountability required of active board membership.

The following table summarizes the total compensation earned by directors who were not employees of AmerisourceBergen during fiscal year 2020. Ms. Barra waived her right to receive compensation as a non-employee director. Directors who are employees of AmerisourceBergen receive no compensation for their service as directors or as members of Board committees.

Name	Retainer/ Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
Ornella Barra(5)	–	–	–	–	–
D. Mark Durcan(6)	119,236	175,000	–	6,351	300,587
Richard W. Gochnauer	115,000	175,000	–	–	290,000
Lon R. Greenberg	125,000	175,000	–	–	300,000
Jane E. Henney, M.D.	125,000	200,000	–	7,617	332,617
Kathleen W. Hyle	100,000	175,000	–	6,351	281,351
Michael J. Long	120,000	175,000	–	6,351	301,351
Henry W. McGee	115,000	175,000	–	–	290,000
Dennis M. Nally(7)	75,778	175,000	–	–	250,778

(1)   These amounts include amounts earned for service as Committee Chairs and amounts deferred into our deferred compensation plan. In fiscal year 2020, Mr. Long received 345 shares of Common Stock, in lieu of the retainer. Mr. Durcan received 1,039 shares of Common Stock, in lieu of the retainer. Mr. Nally received 416 shares of Common Stock, in lieu of 50% of his retainer.

(2)   As of September 30, 2020, each of the non-employee directors held the following shares of outstanding restricted stock units: Ms. Barra—0; Mr. Durcan—5,453 ; Mr. Gochnauer—9,837; Mr. Greenberg—9,436; Dr. Henney—6,309; Ms. Hyle—5,453 Mr. Long—5,453; Mr. McGee—8,230; and Mr. Nally—2,012.

    The amounts reported represent the grant date fair value for equity awards shown in accordance with Accounting Standards Codification 718, disregarding the estimate of forfeitures related to service-based vesting conditions. There were no forfeitures by the directors in fiscal year 2020. See Note 11 to the Consolidated Financial Statements contained in our Annual Report on Form 10-K for the fiscal year ended September 30, 2020 for assumptions used to estimate the fair values of restricted stock units granted during fiscal 2020.

(3)   No stock options were granted to directors in fiscal year 2020. As of September 30, 2020, Ms. Hyle held 3,085 outstanding stock options. None of the other non-employee directors hold any outstanding stock options.

(4)   These amounts represent the dividends accrued and paid on restricted stock units that vested in fiscal year 2020. Messrs. Gochnauer, Greenberg and McGee deferred payment of the dividend to a later date.

(5)   Ms. Barra waived her right to receive compensation as a non-employee director. Consequently, our Board has waived the stock ownership requirements for Ms. Barra.

(6)   Mr. Durcan's compensation includes seven days per diem compensation related to his work for the Special Litigation Committee.

(7)   Mr. Nally was elected as a director in January 2020. His compensation reflects seven days per diem compensation related to his work for the Special Litigation Committee.

Director Fees.   Our director compensation program provides for an annual cash retainer plus an annual equity award of restricted stock units. Consistent with our overall compensation philosophy, the compensation program for non-employee directors provides total direct compensation (cash retainer and equity award) in the 50th percentile of our peer group. (See page 36 for a description of our peer group.)

Compensation Element	2021 Compensation Program
Annual Retainer	$100,000 Non-Employee Director $125,000 Lead Independent Director
Annual Equity Award	$175,000 Non-Employee Director $200,000 Lead Independent Director
Chair and Special Litigation Committee Fee	$25,000 Audit Committee $20,000 Compensation and Succession Planning Committee $25,000 Compliance and Risk Committee $15,000 Finance Committee $15,000 Governance, Sustainability and Corporate Responsibility Committee $50,000 Special Litigation Committee

Annual Retainers.   A director may elect to have the annual retainer paid in cash, Common Stock or restricted stock units, or credited to a deferred compensation account. Payment of annual retainers in cash will be made in equal quarterly installments.

Annual Equity Awards.   On March 5, 2020, each of the non-employee directors (other than Ms. Barra, who waived compensation) received an annual grant of restricted stock units. The vesting period for these awards is three years from the date of grant, subject to continued service on the Board or following retirement by a director (i) aged 62 with five years of continuous service on the Board or (ii) who, after reaching age 55, has an age plus years of continuous employment with the Company that equals at least 70. These grants were made under the AmerisourceBergen Corporation Omnibus Incentive Plan (the "Omnibus Incentive Plan"). A director may defer settlement of shares payable with respect to restricted stock units as described below.

Deferral and Other Arrangements.   Directors have the option to defer all or any part of the annual retainer and to credit the deferred amount to an account under the AmerisourceBergen Corporation Deferred Compensation Plan. Payment of deferred amounts will be made or begin on the first day of the month after the non-employee director ceases to serve as a director. A director may elect to receive the deferred benefit (i) over annual periods ranging from three to fifteen years and payable in quarterly installments or (ii) in a single distribution. We pay all costs and expenses incurred in the administration of the Deferred Compensation Plan. Directors also have the option to forgo 50% or more of their annual cash retainers and receive either Common Stock or restricted stock units covering shares having a fair market value on the quarterly grant date equal to the amount of the foregone compensation. In addition, directors may defer settlement of any shares payable with respect to any restricted stock units (and any dividend equivalents) received either in lieu of the annual retainer or as the annual equity award to a later date. We also provide our directors with a prescription drug benefit and reimburse them for the cost of education programs, transportation, food and lodging in connection with their service as directors.

Stock Ownership Guidelines.   We require our non-employee directors to own shares of our Common Stock to align their interests with those of the stockholders and to provide an incentive to foster our long-term success. From and after the fifth year following their Board election, non-employee directors must own stock equal in value to at least five times the annual cash retainer. We may take unusual market conditions into consideration when assessing compliance. We confirm compliance with guidelines annually at the end of each fiscal year and as of September 30, 2020, all of our non-employee directors were in compliance with the stock ownership guidelines or had not yet completed their fifth year as a director.

Corporate Governance

Board Structure

Our Board provides guidance and critical review of our governance, strategic initiatives, talent management and risk management processes. Our Board ensures that we have an effective management team in place to run our business and serves to protect and advance the long-term interests of our stockholders. The role of our senior executives is to develop and implement a strategic business plan for AmerisourceBergen and to grow our business.

Our employees conduct our business under the direction of our Chairman, President and Chief Executive Officer and with the independent oversight of our Board, including our Lead Independent Director, Dr. Jane E. Henney. To enhance its oversight function, our Board is composed of directors who are not employed by us, with the exception of Mr. Collis.

Role of the Chairman and Lead Independent Chair

We believe that our leadership structure is in the best interests of AmerisourceBergen and its stockholders and that it fosters innovative, responsive and strong leadership for the Company as a whole. Our Board has determined that the election of an executive Chairman must be accompanied by the election of a strong Lead Independent Director with a clearly defined and dynamic leadership role in the governance of the Board. In March 2020, the Board determined that re-appointing Steven H. Collis as Chairman of the Board and Dr. Jane E. Henney as Lead Independent Director would result in the governance structure best suited to enable our Board and management to carry out their responsibilities to our stockholders and promote the growth of AmerisourceBergen. We believe the structure promotes, through the clearly articulated roles and responsibilities of the Lead Independent Director and Board committees, the objective and effective oversight of management.

Serving as both Chairman and Chief Executive Officer enables Mr. Collis to effectively and efficiently execute our strategic initiatives, and to respond to challenges and changes in both U.S. and international markets. Mr. Collis is uniquely suited to serve in these two roles due to his knowledge of the Company and his experience in the industry. As Lead Independent Director, Dr. Henney provides assertive, independent leadership in the boardroom. In addition to her extensive knowledge of the healthcare industry and regulatory environment, Dr. Henney has a thorough understanding of the Board's oversight role and leading corporate governance practices.

The Chairman's primary responsibility is to set the agenda for the Board and to facilitate communications among our directors and between the Board and senior management. As Chairman, President and Chief Executive Officer, Mr. Collis ensures that the Board's agenda and discussions address strategic planning as well as key business issues and risks that he encounters in daily operations.

Our governance structure establishes a dynamic leadership role for the Lead Independent Director, which, together with independent Committee leadership, provides a meaningful counterbalance to the executive Chairman and maintains independent and effective oversight of management.

Key aspects of this structure include: if the Chairman is not an independent member of the Board, a majority of the independent directors shall elect a Lead Independent Director annually, subject to his or her continuing reelection and status as an independent director; the Lead Independent Director has clearly articulated and extensive authority and responsibilities in the Board's governance and functions; our Audit Committee, the Compensation and Succession Planning Committee, and the Governance, Sustainability and Corporate Responsibility Committee are each chaired by and comprised solely of independent directors; a majority of the directors serving on our Compliance and Risk Committee are independent directors; and our non-employee directors are encouraged to, and often do, have direct contact with our senior managers outside the presence of our executive officers.

The Lead Independent Director's robust and comprehensive authority is as follows:

- presides at all meetings of the Board at which the Chairman is not present;
- calls, sets the agenda for and chairs executive sessions of the non-employee directors;
- has authority to call a Board meeting and/or a meeting of non-employee directors;
- approves Board meeting agendas and schedules to ensure that there is sufficient time for discussion of all agenda items;

- meets one-on-one with the Chairman after each regularly scheduled Board meeting;

- serves as a liaison between the Chairman and the non-employee directors;

- serves on the Executive Committee;

- advises the Chairs of the Board committees and assists them in the management of their workloads;

- with the Chair of the Compensation and Succession Planning Committee, takes a leading role in succession planning for the Chief Executive Officer;

- supports the Chair of the Governance, Sustainability and Corporate Responsibility Committee in overseeing the annual self-assessment process for the Board and each committee, interviewing and recommending candidates for the Board, and recommending Board committee assignments;

- is available for communication and consultation with major stockholders upon request on appropriate topics; and

- performs such other functions and responsibilities as set forth in our corporate governance principles or as requested by the Board or the non-executive directors from time to time.

Our Board conducts annual evaluations, under the oversight of our Governance, Sustainability and Corporate Responsibility Committee. The Compensation and Succession Planning Committee, in accordance with its charter and under the oversight of the Lead Independent Director, will annually review the performance of, and succession plan for, the Chief Executive Officer. These processes provide our Board with opportunities to examine and reassess the effectiveness of our leadership structure, including the performance of our Chairman and Lead Independent Director.

Succession Plan for Chairman of the Board

Our Board has always retained the flexibility to determine the optimal leadership structure for the Company and its stockholders because our stockholders benefit most when our Board has the freedom to make decisions that are in the best interests of the Company rather than pursuant to a predetermined policy. Mr. Collis has served as President and Chief Executive Officer since July 2011 and as Chairman since March 2016.

In November 2018, the Board determined that it was in the best interests of the Company to split the role of Chairman of the Board and Chief Executive Officer in the future, commencing with the Company's next Chief Executive Officer. At that time, the Chairman role will be assumed by an independent director.

Board Corporate Governance

Our Board has adopted our corporate governance principles. Together with the charters of the Board committees, they provide the framework for the governance of AmerisourceBergen. Our corporate governance principles clearly delineate the authority and roles of the Chairman of the Board and the Lead Independent Director in the leadership of the Board, mandate the independence of the committee Chairs and all the members of our Audit Committee, Compensation and Succession Planning Committee and Governance, Sustainability and Corporate Responsibility Committee, and affirm non-employee directors' access to managers and associates outside the presence of our executives. The corporate governance principles address a variety of governance issues in addition to the leadership structure, including those discussed under the headings "Information on Board Committees," "Code of Ethics" and "Stockholder Engagement." The Board reviews and updates the corporate governance principles and the committee charters from time to time to reflect leading corporate governance practices.

There are six standing committees of the Board: the Audit Committee, the Compensation and Succession Planning Committee, the Compliance and Risk Committee, the Executive Committee, the Finance Committee and the Governance, Sustainability and Corporate Responsibility Committee. In addition, a Special Litigation Committee was created in September 2020 to review and evaluate a derivative complaint related to Medical Initiatives, Inc., a subsidiary that ceased operations in 2014. Our Executive Committee, which is composed of our Chairman of the Board, the Lead Independent Director and the Chairs of the other standing committees, has the authority to act between regularly scheduled meetings of the Board, subject to applicable law. The Chairman of the Board serves as the Chair of the Executive Committee. The Board believes that changing committee assignments from time to time strengthens our corporate governance practices and enhances each committee's objective review of management.

Our corporate governance principles and the charters of the Audit Committee, the Compensation and Succession Planning Committee, the Compliance and Risk Committee, the Finance Committee and the Governance, Sustainability and Corporate Responsibility Committee have been posted on our website at *investor.amerisourcebergen.com*.

Board Independence

The Board has determined that, except for Ms. Barra and Mr. Collis, all of the directors are independent. Our corporate governance principles require us to maintain a minimum of 70% independent directors on our Board. If the ten director nominees are elected at the 2021 Annual Meeting of Stockholders, eight out of ten directors then serving will be independent.

The Board has adopted guidelines in our corporate governance principles to assist it in making independence determinations, which meet or exceed the independence requirements set forth in the NYSE listing standards. These guidelines are contained in Section 5 of our corporate governance principles. For a director to be considered independent, the Board must determine that the director does not have any direct or indirect material relationship with AmerisourceBergen.

With the assistance of legal counsel, our Board reviewed the applicable legal standards for director and Board committee member independence. In undertaking its review, the Board considered that some of our directors serve on the board of directors or as executive officers of companies for which we perform (or may seek to perform) drug distribution and other services in the ordinary course of business. As a result of this review, the Board has determined that each of the following current directors is independent: D. Mark Durcan, Richard W. Gochnauer, Lon R. Greenberg, Jane E. Henney, M.D., Kathleen W. Hyle, Michael J. Long, Henry W. McGee and Dennis M. Nally.

Our Board has also determined that each of the members of our Audit Committee, Compensation and Succession Planning Committee and Governance, Sustainability and Corporate Responsibility Committee are independent, in accordance with the independence requirements set forth in their charters and, as applicable, SEC rules and NYSE listing standards. None of the members of these committees receives any consulting or advisory fee from us other than compensation as non-employee directors.

Risk Oversight and Management


Board of Directors
Oversees Major Risks
• Strategic and competitive • Financial • Brand and reputational • Legal and regulatory
• Operational • Cybersecurity • CEO succession planning
Audit Committee
Primary Risk Oversight
• Internal controls
• Financial statements
• Audits and relationship with auditors
• Related party transactions
• Cybersecurity
Compensation & Succession Planning Committee
Primary Risk Oversight
• Executive compensation
• Equity-based incentive plans
• Talent management
• Diversity and inclusion
• Succession planning
Compliance & Risk Committee
Primary Risk Oversight
• Enterprise risk management
• Legal, regulatory, and compliance
• Code of Ethics and Business Conduct
Finance Committee
Primary Risk Oversight
• Capital allocation
• Mergers & acquisitions
• Insurance
• Tax (oversight shared jointly with Audit)
Governance, Sustainability & Corporate Responsibility Committee
Primary Risk Oversight
• Governance structure and processes
• Sustainability and corporate responsibility
• Investor relations
• Political engagement
• Board succession planning
Management
Key Risk Responsibilities
• Business units identify and manage business risks
• Compliance team oversees continued compliance with laws and regulations, including diversion control
• Internal audit provides independent assurance on design and effectiveness of internal controls and governance processes

The Board executes its oversight responsibility for risk management directly and through its committees, as follows:

- Our Board considers specific risk topics throughout the year, including risks associated with government regulation as well as with our strategic objectives, business plan, operations, distribution of controlled substances, information technology (including cybersecurity) and capital structure, among many others. Each fiscal quarter, our Chief Financial Officer reports to the Board on AmerisourceBergen's financial performance and explains how actual performance compares to our business plan. Our corporate officers and the leaders of our principal business units report regularly to the Board about the risks and exposures related to their areas of responsibility. The Board is informed about and regularly discusses our risk profile, including legal, regulatory and operational risks to our business. The Board also oversees our compliance policies and practices, including our sophisticated diversion control program through which the Company provides daily reports directly to the Drug Enforcement Administration about the quantity, type, and receiving pharmacy of every order of controlled substances we distribute. Additionally, the Board periodically visits Company facilities, which provides the directors with an opportunity to observe the Company's operations and to interact with employees outside of the boardroom.

- Each Board committee reports to the Board at every regular Board meeting on the topics discussed and actions taken at the most recent committee meeting. The Board discusses the risks and exposures, if any, involved in the matters or recommendations of the committees, as necessary.

- Our Compliance and Risk Committee assists the Board in its oversight of the Company's (i) enterprise risk management program, (ii) compliance program, which includes the Office of Compliance led by the Company's Chief Compliance Officer, (iii) legal and regulatory compliance, and (iv) Code of Ethics and Business Conduct.

- Our Audit Committee has primary responsibility for monitoring our internal audit and financial risk assessment and overseeing our system of internal controls and financial reporting. At each regularly scheduled meeting, the Audit Committee receives reports from our (i) external auditor on the status of audit activities and findings; and (ii) chief audit executive (who reports directly to the Audit Committee) on the status of the internal audit plan, audit results and any corrective action taken in response to audit findings. The Audit Committee is also responsible for periodically reviewing cybersecurity issues and the Company's business continuity and disaster recovery plans.

- The Board's other committees oversee risks associated with their respective areas of responsibility. For example, the Governance, Sustainability and Corporate Responsibility Committee oversees our corporate governance practices generally, including monitoring our corporate citizenship function and our corporate responsibility practices. Additionally, the Compensation and Succession Planning Committee assesses risks associated with our compensation policies and programs for executives as well as employees generally. Our Finance Committee discusses risks relating to our capital structure, financing activities, dividend and tax policy and stock repurchase activities. The recently established Special Litigation Committee will review and evaluate a derivative complaint related to Medical Initiatives, Inc., a subsidiary that ceased operations in 2014.

- We have a Chief Compliance Officer who oversees our corporate compliance program, including our Office of Compliance, compliance audits, compliance training, and compliance with our Code of Ethics and Business Conduct and the Company's reporting, investigation and corrective action program. We also have an internal Compliance Committee composed of senior executives, including our Chief Compliance Officer and Chief Compliance Counsel, who supports the Chief Compliance Officer in fulfilling her responsibilities and driving corporate adherence to our compliance program, Code of Ethics and Business Conduct and related policies and procedures. Our Chief Compliance Officer and Chief Compliance Counsel report to the Compliance and Risk Committee and to the full Board throughout the year on corporate compliance matters, the status of our compliance programs (including our diversion control program described above), calls to our hotline and any other material developments.

Oversight of Employee Compensation

We have conducted an internal risk assessment of our employee compensation policies and practices, including those relating to our executives. We have concluded that our compensation policies and practices do not promote behaviors that could put the organization at legal, financial or reputational risk. We have reviewed our risk analysis with the Compensation and Succession Planning Committee. The risk assessment process included, among other things, a review of all key incentive compensation plans to ensure that they are aligned with our pay-for-performance philosophy and include performance metrics that support corporate goals. The objective of the process was to identify any compensation plans and practices that may encourage employees to take unnecessary risks that could threaten the Company. No such plans or practices were identified. Moreover, various factors mitigate the risk profile of our compensation programs, including, among others:

- Performance targets under our cash incentive programs are tied to a number of different financial metrics so employees will not place undue emphasis on any particular metric at the expense of other aspects of our business;

- Maximum caps on payouts have been established for our annual cash incentive programs, including under our cash bonus plan used for senior management;

- Equity awards under our performance plan for senior executives have maximum caps and are forfeited entirely if the threshold performance metrics are not achieved;

- For fiscal year 2020, the performance plan ties 50% of an executive officer's annual equity award to performance shares that are dependent on financial metrics achieved over a three-year period to ensure that our executive officers are accountable for long-term measures of success;

- The remaining 50% of an executive officer's annual equity award is in stock options and restricted stock units and also vests over a multi-year period to encourage executive officers to focus on long-term growth and creating value for stockholders;

- Stock ownership requirements align the interests of our senior management with those of our stockholders;

- We have effective management processes for developing annual business plans and a strong system of internal financial controls; and

- A broad-based group of functions, including human resources, finance and legal, oversees aspects of our cash and equity incentive programs.

Board Orientation and Education

We provide our directors with comprehensive orientation and continuing education, as needed, which is overseen by the Governance, Sustainability and Corporate Responsibility Committee. Director orientation familiarizes the directors with our business and strategic plans, significant financial, accounting and risk management issues, compliance programs and other controls, policies, principal officers and internal auditors, and our independent registered public accounting firm. The orientation also addresses Board procedures, our corporate governance principles and our Board committee charters. We offer continuing education programs and provide opportunities to attend commercial director education seminars to assist our directors in maintaining their expertise in areas related to the work of the Board and the directors' committee assignments. Ongoing education includes two hours of annual compliance training for each director. We also provide our directors with full membership to the National Association of Corporate Directors to provide a forum for them to maintain their insight into leading governance practices and exchange ideas with peers. Dr. Henney in 2011 and 2012, Ms. Hyle in 2015 and Mr. McGee in 2018 were named to the "NACD Directorship 100," an annual honor sponsored by the National Association of Corporate Directors to recognize influential directors and others who impact corporate governance.

Board Evaluations

We have a comprehensive annual evaluation policy and process in place for the Board and each of its committees, which is led by the Chair of our Governance, Sustainability and Corporate Responsibility Committee and our Lead Independent Director. As required by our corporate governance principles, the evaluation occurs annually. Either the Chair of our Governance, Sustainability and Corporate Responsibility Committee, the Lead Independent Director, or an independent, third-party governance expert interviews each director to obtain his or her assessment of the effectiveness of the Board and the committees on which he or she serves, as well as director performance and Board dynamics. In fiscal 2020, the evaluation process was led by a third-party expert. In advance of the interview, each member of a committee receives a questionnaire soliciting feedback regarding the committee's performance. During the interview, each member is asked to provide an assessment of the Board's and the relevant committee's performance. We also solicit suggestions for improving the Board's and the committee's performance, dynamics, time-management, and functioning, as well as proposed topics of focus for the Board and the committee in the upcoming year. The results of the individual interviews and assessments are aggregated in a report, which the Lead Independent Director presents to the full Board for review, discussion and determination of action items. The annual review by the Board of the corporate governance principles and by each committee of its charter is a further step in the evaluation process through which the directors consider leading corporate governance practices for the Board as a whole and identify new areas of focus for the different committees. The full Board reviews and discusses recommended revisions to the corporate governance principles and committee charters prior to voting on their approval.

Director Elections and Resignations

Our bylaws and corporate governance principles provide for a majority vote standard for the election of directors. Under the majority vote standard, each director must be elected by a majority of the votes cast by the shares present in person or represented by proxy and entitled to vote. A "majority of the votes cast" means that the number of votes cast "for" a candidate for director must exceed the number of votes cast "against" that director. A plurality voting standard will apply instead of a majority voting standard if:

- A stockholder has provided us with notice of a nominee for director in accordance with our bylaws; and

- That nomination has not been withdrawn on or prior to the day next preceding the date the Company first provides its notice of meeting for such meeting to stockholders.

Under Delaware law, if an incumbent nominee for director in an uncontested election does not receive the required votes for re-election, the director remains in office until a successor is elected and qualified. Our bylaws and corporate governance principles require each director nominee to tender an irrevocable resignation prior to the applicable meeting of stockholders and include post-election procedures in the event an incumbent director does not receive the required votes for re-election, as follows:

- The Governance, Sustainability and Corporate Responsibility Committee shall make a recommendation to the Board as to whether to accept the previously tendered resignation of the director;

- The Board will act on the Governance, Sustainability and Corporate Responsibility Committee's recommendation; and

- The Board expects the director whose resignation is under consideration to abstain from participating in any decision regarding that resignation.

Information on Board Committees

Audit Committee

- Appoints, and has authority to terminate, our independent registered public accounting firm.

- Pre-approves all audits and permitted non-audit services provided by the Company's independent registered public accounting firm, including the scope of the audit and audit procedures.

- Reviews and discusses the independence of our independent registered public accounting firm.

- Reviews and discusses with management and our independent registered public accounting firm the Company's audited financial statements and interim quarterly financial statements as well as management's discussion and analysis of the statements as set forth in Forms 10-K and 10-Q filed with the Securities and Exchange Commission (SEC).

- Prepares the audit committee report as required by SEC rules.

- Discusses with management and/or our independent registered public accounting firm significant financial reporting and accounting issues and the adequacy of our internal control over financial reporting.

- Inquires of management (including the internal audit function) and our independent registered public accounting firm about significant risks or exposures (whether financial, operational, or otherwise) and assesses the steps management has taken to control such risks or exposures, including policies implemented for such purposes.

- Reviews the internal audit function, internal audit plans, internal audit reports, and management's response to such reports.

- Reviews the appointment, performance, and replacement of our chief audit executive.

- Assists the Board with oversight of the Company's compliance with legal and regulatory requirements, including, as appropriate, participating in oversight of enterprise risk management.

- Discusses the Company's guidelines, policies and practices with respect to the assessment, management and mitigation of risks.

- Reviews and approves all related persons transactions in accordance with our Related Persons Transactions Policy.

- Reviews our information technology security program and reviews and discusses the controls around cybersecurity, including the development of business continuity and disaster recovery plans.

Compensation and Succession Planning Committee

- Reviews and approves our executive compensation strategy and the individual elements of total compensation for the President and Chief Executive Officer and executive management.

- Evaluates performance of management annually.

- Ensures that our executive compensation strategy supports stockholder interests.

- Reviews and discusses with management the Compensation Discussion and Analysis and other disclosures about executive compensation that are required to be included in our proxy statement and Annual Report on Form 10-K.

- Prepares a compensation committee report as required by SEC rules.

- Administers and makes awards under our incentive compensation plans, including equity incentive plans, with discretion to adjust compensation upward or downward.

- Has sole authority for retaining and terminating any consulting firm used to assist the committee in its evaluation of the compensation of the President and Chief Executive Officer or any other executive officer and for evaluating the independence of such consulting firm.

- Monitors the activities of our internal Benefits Committee, including the Benefits Committee's oversight of the administration and investment performance of our retirement plans.

- Oversees the administration of our health and welfare plans.

- Reviews with management and makes recommendations relating to succession planning and talent development and reviews and monitors the Company's diversity and inclusion practices.

Compliance and Risk Committee

- Oversees the implementation by management of an enterprise risk management program that is designed to assist the Company with monitoring and mitigating compliance, legal, regulatory, and operational risks related to the business, including emerging risks.

- Assists the Board in its oversight of the Company's compliance with legal and regulatory requirements and reviews all significant litigation and internal and government investigations, other than those matters reserved for the Audit Committee's review and oversight, with the appropriate members of management.

- Provides review and oversight of the Company's compliance program and meets regularly with the Company's Chief Compliance Officer to discuss matters within the committee's oversight responsibility.

- Reports to the Board regarding the Company's compliance functions and related risks.

- Oversees compliance with our Code of Ethics and Business Conduct.

Executive Committee

- Exercises the authority of the Board of Directors between regularly scheduled meetings of our Board on matters that cannot be delayed, except as limited by Delaware law and our bylaws.

Finance Committee

- Provides oversight of our capital structure and other issues of financial significance to AmerisourceBergen.

- Reviews the asset and liability structure of the Company and considers its funding and capital needs.

- Reviews proposed financing plans, credit facilities, and other financing transactions.

- Reviews our dividend policy.

- Reviews and proposes issuance or sale of our stock, stock repurchases, redemptions and splits.

- Reviews financial strategies developed by management to meet changing economic and market conditions.

- Reviews proposed major capital expenditures or commitments.

- Reviews proposed material acquisitions, divestitures, joint ventures, and other transactions involving AmerisourceBergen and periodically reviews performance and progress of completed acquisitions and capital spending projects.

Governance, Sustainability and Corporate Responsibility Committee

- Reviews and makes recommendations to the Board about corporate governance and the Company's corporate governance principles.

- Identifies and discusses with management the risks, if any, relating to the Company's corporate governance structure and practices.

- Monitors the Company's sustainability and corporate responsibility practices, including environmental, social and governance reporting and disclosure practices.

- Receives regular reports from the Company's Global ESG Council and oversees the Company's support for charitable, educational and business organizations, including the AmerisourceBergen Foundation and the AmerisourceBergen Associate Assistance Fund.

- Recommends selection and qualification criteria for directors and committee members and identifies and recommends qualified candidates to serve as directors of AmerisourceBergen, including those recommended by stockholders. The Committee includes, and has any search firm that it engages include, women and ethnically and racially diverse candidates in the pool from which the Committee selects director candidates.

- Reviews and makes recommendations relating to succession planning for our Board and Board committee leadership positions and prepares for Board vacancies.

- Oversees orientation of directors and continuing education of directors in areas related to the work of our Board and the directors' committee assignments.

- Makes recommendations regarding the size and composition of our Board and the composition and responsibilities of Board committees.

- Oversees the evaluation of our Board and the Board committees and reviews the standing committee assignments.

- Reviews and makes recommendations to our Board regarding director compensation.

- Has sole authority for retaining and terminating any third-party firm used to assist in the annual Board and Board committee evaluation and with evaluation of the compensation of directors, and for evaluating the independence of such firm.

Special Litigation Committee

- Established to review and evaluate a derivative complaint related to Medical Initiatives, Inc., a subsidiary that ceased operations in 2014.

- Determining the course of action that the Company will pursue with respect to the complaint.

Director Attendance

Average director attendance was 99% of the aggregate of (i) the total number of meetings of the Board of Directors held during fiscal 2020 and (ii) the total number of meetings held by each committee of the Board on which such person served during fiscal 2020. There were 7 meetings of the full Board of Directors during fiscal 2020 and the number of committee meetings held during fiscal 2020 is provided in the chart on page 2 of this proxy statement.

Meetings of the Independent Directors

The independent directors meet prior to the commencement of each of the regularly scheduled Committee meetings. Additionally, the independent directors, together with our one additional non-management director, meet following each regularly scheduled meeting of the full Board of Directors. The Lead Independent Director presides at such meetings and, if the Lead Independent Director is not present, the committee Chairs preside on a rotating basis.

Communications with Non-Management Directors

Interested parties who wish to make any concerns known to the non-management directors may submit communications at any time in writing to: Kourosh Q. Pirouz, Vice President, Associate General Counsel and Secretary, AmerisourceBergen Corporation, 1300 Morris Drive, Chesterbrook, PA 19087. AmerisourceBergen's Secretary will determine, in his good faith judgment, which communications will be relayed to the Lead Independent Director and other non-management directors.

Code of Ethics

The Board of Directors adopted our Code of Ethics and Business Conduct in May 2004. We review and revise the Code of Ethics and Business Conduct from time to time, most recently in August 2020. It applies to directors and employees, including officers, and is intended to comply with the requirements of Section 303A.10 of the NYSE Listed Company Manual. Any waivers of the application of the Code of Ethics and Business Conduct to directors or executive officers must be approved by either the Board of Directors or the Compliance and Risk Committee.

We have also adopted our Code of Ethics for Designated Senior Officers in accordance with Item 406 of the SEC's Regulation S-K. It applies to our President and Chief Executive Officer, our Executive Vice President and Chief Financial Officer and our Senior Vice President and Chief Accounting Officer.

Our Code of Ethics and Business Conduct and our Code of Ethics for Designated Senior Officers are posted on our website at *investor.amerisourcebergen.com*. Additionally, any waiver or amendment to either code will be disclosed promptly on our website at *investor.amerisourcebergen.com*.

Stockholder Engagement

We value open communications with our stockholders. The goal of our engagement and outreach efforts is to ensure that we work collaboratively to educate our investors about our business and governance practices as well as to identify issues of importance to our stockholders and our business. Our investor relations team regularly shares with our Board and senior executives the feedback that they have received from our stockholders.

On an ongoing basis, we proactively communicate with the investment community and stockholders about AmerisourceBergen's financial performance, operations and strategic developments through the following:

- Quarterly earnings releases and quarterly earnings release conference calls, investor presentations and webcasts;

- Regular reports filed with the SEC, including annual and quarterly reports;

- Conference calls, presentations and webcasts related to specific developments;

- Participation in numerous healthcare investor conferences with webcasted presentations;

- In-person and telephonic meetings with investors and stakeholders;

- Proactive outreach to institutional investors, pension funds and governance professionals from our largest stockholders; and

- Our annual stockholders meeting.

Specifically, in 2020 we communicated with our largest stockholders in order to seek their input on a variety of topics. We held phone calls with interested investors throughout 2020 and continue to engage with stockholders in order to provide them with updated information on our Company and in order to listen to their concerns. Throughout calendar year 2020, we reached out to non-affiliated stockholders (i.e., stockholders other than Walgreens Boots Alliance, Inc.) who in the aggregate held approximately 25% of our Common Stock (i.e., approximately 35% of the shares of Common Stock held by parties other than Walgreens Boots Alliance, Inc.) in order to provide information regarding our corporate governance practices and the Company's role in the pharmaceutical supply chain.

Our corporate governance principles, which were most recently revised in August 2020, describe the procedures through which stockholders may seek direct engagement with Board members. While management, through our President and Chief Executive Officer, our investor relations team, and our Corporate Secretary, ordinarily engages with stockholders, the Chairman of the Board, in consultation with the Lead Independent Director, will review and consider, on a case-by-case basis, stockholder requests for meetings with the Board of Directors related to key areas of Board oversight and determine whether such meetings would be appropriate and beneficial. Stockholders may communicate their views directly to the Board by writing to Kourosh Q. Pirouz, Vice President, Associate General Counsel and Secretary, AmerisourceBergen Corporation, 1300 Morris Drive, Chesterbrook, Pennsylvania 19087.

Stockholder Recommendations for Director Nominees

The advance notice provision for nomination of directors in our bylaws allows a stockholder to propose nominees for consideration by the Governance, Sustainability and Corporate Responsibility Committee by submitting specified information concerning itself and the proposed nominee, including the name, appropriate biographical information and qualifications of the proposed nominee. This and other information required under the advance notice provision must be provided to us in writing to: Kourosh Q. Pirouz, Vice President, Associate General Counsel and Secretary, AmerisourceBergen Corporation, 1 W. First Avenue, Conshohocken, PA 19428, no earlier than November 10, 2021 and no later than December 10, 2021 to be considered for the 2022 Annual Meeting of Stockholders.

The proxy access provision in our bylaws allows an eligible stockholder or group of no more than 20 eligible stockholders that has maintained continuous ownership of 3% or more of our Common Stock for at least three years to include in our proxy materials for an annual meeting of stockholders a number of director nominees up to the greater of two or 20% of the directors then in office. Loaned stock that can be recalled within three days may count towards an eligible stockholder's 3% beneficial ownership requirement, which must be maintained at least until the annual meeting at which the proponent's nominee will be considered. Proxy access nominees who do not receive at least a 25% vote in favor of election will be ineligible as a nominee for the following two years. Provisions in the Shareholders Agreement with Walgreens Boots Alliance would not permit Walgreens Boots Alliance to use proxy access. If any stockholder proposes a director nominee under our advance notice provision, we are not required to include any proxy access nominee in our proxy statement for the annual meeting. Information required under the proxy access provision must be provided to us in writing to: Kourosh Q. Pirouz, Vice President, Associate General Counsel and Secretary, AmerisourceBergen Corporation, 1 W. First Avenue, Conshohocken, PA 19428, no earlier than August 31, 2021 and no later than September 30, 2021 to be considered for the 2022 Annual Meeting of Stockholders. In considering any nominee proposed by a stockholder in accordance with the requirements set forth in our bylaws, the Governance, Sustainability and Corporate Responsibility Committee will reach a conclusion based on the nominee evaluation criteria described above. After full consideration, the stockholder proponent will be notified of the decision of the committee.

Audit Committe Matters

Item 2—Ratification of Appointment of Ernst & Young LLP as AmerisourceBergen's Independent Registered Public Accounting Firm For Fiscal Year 2021

Ratification of the Appointment of Ernst & Young LLP

You are voting on the ratification of the appointment of Ernst & Young LLP (EY) as AmerisourceBergen's independent registered public accounting firm for the fiscal year ending September 30, 2021. The Audit Committee of the Board of Directors has appointed EY to serve as our independent registered public accounting firm for fiscal year 2021. Although our governing documents do not require the submission of the appointment of AmerisourceBergen's independent registered public accounting firm to the stockholders for approval, the Board considers it desirable that the stockholders ratify the appointment of EY. Should the stockholders not ratify the appointment of EY as AmerisourceBergen's independent registered public accounting firm for the fiscal year ending September 30, 2021, the Audit Committee will investigate the reasons and will reconsider the appointment of EY.

Oversight Relationship Between the Audit Committee and Our External Auditor

Under its charter, the Audit Committee is directly responsible for the appointment, compensation, retention and oversight of AmerisourceBergen's external auditor. To execute this responsibility, the Audit Committee engages in a comprehensive annual evaluation of the external auditor's qualifications, performance and independence. In accordance with SEC rules, audit partners are subject to rotation requirements to limit the number of consecutive years an individual partner may provide service to AmerisourceBergen. For lead and concurring audit partners, the maximum number of consecutive years of service in that capacity is five years. The Audit Committee reviews the process that we and EY undertake to ensure the rotation of the audit partner responsible for reviewing the audit, and evaluates the qualifications and experience of the individual selected to serve as lead partner for our audit. EY has been retained as the external auditor of AmerisourceBergen since 2001 and of its predecessor entity AmeriSource Health Corporation since 1985. The members of the Audit Committee believe that the continued retention of EY to serve as our external auditor is in the best interests of AmerisourceBergen and its stockholders.

Independent Registered Public Accounting Firm Services

Audit services provided by EY for fiscal year 2021 will include examination of the consolidated financial statements of AmerisourceBergen and services related to periodic SEC filings. Audit services for fiscal year 2021 also will include the audit of the effectiveness of our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. Additionally, EY may provide audit-related, tax and other services comparable in nature to the services performed in fiscal years 2019 and 2020, as described under the heading *Independent Registered Public Accounting Firm's Fees*.

Representatives of the Independent Registered Public Accounting Firm at the 2021 Annual Meeting of Stockholders

Representatives of EY are expected to participate at the 2021 Annual Meeting of Stockholders. Such representatives will have an opportunity to make a statement and will be available to respond to appropriate questions.

Board of Directors Vote Recommendation

We recommend that you vote **For** the ratification of the appointment of EY as AmerisourceBergen's independent registered public accounting firm for fiscal year 2021.

Audit Committee Financial Experts

The Board of Directors has determined that each of Mr. Durcan and Mr. Nally is an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K. Mr. Durcan serves as Chair of the Audit Committee. A description of the financial expertise of Mr. Durcan and Mr. Nally accompanies their biographies on pages 12 and 15, respectively.

Policy for Pre-Approval of Audit and Non-Audit Services

The Audit Committee's policy is to pre-approve all audit services and all non-audit services that the Company's independent registered public accounting firm is permitted to perform for the Company under applicable federal securities regulations. As permitted by the applicable regulations, the committee's policy utilizes a combination of specific pre-approval on a case-by-case basis of individual engagements of the independent registered public accounting firm and general pre-approval of certain categories of engagements up to predetermined dollar thresholds that are reviewed annually by the committee. Specific pre-approval is mandatory for the annual financial statement audit engagement, among others.

Independent Registered Public Accounting Firm's Fees

During the fiscal years ended September 30, 2020 and 2019, EY, AmerisourceBergen's independent registered public accounting firm, billed the Company the fees set forth below in connection with services rendered by the independent registered public accounting firm to the Company:

Fee Category	Fiscal Year 2020	Fiscal Year 2019
Audit Fees	$ 8,743,000	$ 7,871,000
Audit-Related Fees	$ 4,543,000	$ 890,000
Tax Fees	$ 2,752,000	$ 1,494,000
All Other Fees	$ 8,000	$ 5,000
Total	**$16,046,000**	**$10,260,000**

Audit fees consisted of fees for the audit of AmerisourceBergen's annual financial statements, consultation concerning financial accounting and reporting standards and consultation concerning matters relating to Section 404 of the Sarbanes-Oxley Act of 2002, reviews of quarterly financial statements as well as services normally provided in connection with statutory and regulatory filings or engagements, comfort letters, consents and assistance with and review of Company documents filed with the SEC. Audit fees also included fees for the audit of the effectiveness of the Company's internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.

Audit-related fees consisted of fees for assurance and related services, including employee benefit plan audits. Audit-related fees in fiscal year 2020 also included due diligence fees related to the previously announced agreement to acquire the majority of the Alliance Healthcare businesses from Walgreens Boots Alliance and other corporate development activity.

Tax fees consisted of fees for services related to tax compliance, tax advice and tax planning services.

Other fees consisted of subscription fees for Internet-based professional literature.

Our Audit Committee reviewed and approved all fees charged by EY in accordance with the policy described above and monitored the relationship between audit and permissible non-audit services provided. The policy is intended to ensure that the fees earned by EY are consistent with the maintenance of the independent registered public accounting firm's independence in the conduct of its auditing functions.

Report of the Audit Committee

The Audit Committee consists of the three directors named at the end of this report. All of the Audit Committee members are independent under SEC and NYSE rules and our corporate governance principles. The Board of Directors has concluded that each member is financially literate and that two of the members qualify as audit committee financial experts. The key responsibilities of the Audit Committee are set forth in its charter, which was most recently revised by the Board of Directors in November 2020. The Audit Committee is responsible for, among other matters, the appointment and retention of the independent auditor and in connection therewith annually considers the performance of Ernst & Young LLP (EY). The Audit Committee charter is available on our website at *investor.amerisourcebergen.com*.

AmerisourceBergen's management has the primary responsibility for the Company's financial statements and its internal control over financial reporting. AmerisourceBergen's independent registered public accounting firm, EY, is responsible for performing an independent audit of AmerisourceBergen's consolidated financial statements and for issuing a report on the effectiveness of AmerisourceBergen's internal control over financial reporting. The Audit Committee meets regularly with EY, with and without management present, to review the overall scope and plans for EY's audit work and to discuss the results of its examinations, the evaluation of AmerisourceBergen's internal control over financial reporting and the overall quality of AmerisourceBergen's accounting and financial reporting. AmerisourceBergen's management has represented to the Audit Committee that the financial statements contained in our Annual Report on Form 10-K for fiscal year 2020 were prepared in accordance with U.S. generally accepted accounting principles and that our internal control over financial reporting was effective as of September 30, 2020.

The Audit Committee reviewed and discussed with AmerisourceBergen's management and EY the audited financial statements contained in our Annual Report on Form 10-K for the fiscal year ended September 30, 2020 and our internal control over financial reporting. The Audit Committee discussed with EY, which is responsible for expressing an opinion on the conformity of the audited financial statements with U.S. generally accepted accounting principles, the firm's judgments as to the quality, not just the acceptability, of the Company's accounting principles, the reasonableness of significant judgments reflected in the financial statements and the clarity of disclosures in the financial statements. The Audit Committee also discussed with EY the matters related to the conduct of the audit that are required to be discussed with the Audit Committee under the standards of the Public Company Accounting Oversight Board (PCAOB), including the matters required to be discussed by the PCAOB Auditing Standard No. 1301, "Communications with Audit Committees." In addition, the Audit Committee discussed with EY the firm's independence from the Company and its management, including the matters in the written disclosures and letter that were received by the Audit Committee from EY as required by applicable requirements of the PCAOB regarding EY's communications with the Audit Committee concerning independence. The Audit Committee further considered whether the provision of non-audited related services by EY to the Company is compatible with maintaining the independence of that firm from the Company. The Audit Committee also discussed with EY the firm's audit of the effectiveness of the Company's internal control over financial reporting as of September 30, 2020.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in AmerisourceBergen's Annual Report on Form 10-K for fiscal year 2020.

AUDIT COMMITTEE

D. Mark Durcan, Chair
Henry W. McGee
Dennis M. Nally

Executive Compensation and Related Matters

Compensation Discussion and Analysis

Executive Summary

This Compensation Discussion and Analysis describes the material elements of our executive compensation program during 2020. It also provides an overview of how and why the Compensation and Succession Planning Committee (the "Compensation Committee") arrived at the specific compensation decisions for our named executive officers for fiscal years 2020 and 2021, including the key factors that the Compensation Committee considered in determining their compensation.

Overview



2020 TSR

~19.7%

2020 REVENUE

$189.9B

↑**5.7**%

INCREASE FROM PRIOR YEAR

2020 ADJUSTED EPS[1]

$7.90

↑**11.4**%

INCREASE FROM PRIOR YEAR

2020 ADJUSTED OP INCOME[1]

$2.2B

↑**7.5**%

INCREASE FROM PRIOR YEAR

Despite a challenging operating environment driven by the COVID-19 pandemic, **AmerisourceBergen delivered strong performance for shareholders resulting in a fiscal 2020 Total Shareholder Return (TSR) of ~19.7%.**

Measures of financial performance **exceeded the upward-revised guidance issued in January 2020.**

Through the pandemic, **we prioritized the health and well-being of our employees** and our obligations to our customers and those that depend on them. We offered weekly incentive pay for our frontline associates, a one-time special bonus at year-end for more than 15,000 associates globally, paid-leave for associates unable to work due to COVID-19-related issues, back-up dependent care programs as well as mental health and well-being services to our associates.

Performance on all metrics in our **short-term incentive program exceeded target, resulting in a payout of ~127% of target.**

Our executives earned ~186% of target on long-term compensation awards made in fiscal 2018, **refecting the strong 3-year performance of the company.**

Our Compensation Committee did not make any adjustments to our compensation program in relation to COVID-19 (or for any other reason), and did not exercise discretion regarding the outcomes of our performance based pay program.

[1]   See Appendix A for additional information regarding non-GAAP financial measures, including GAAP to non-GAAP reconcilations. For a comprehensive discussion of our GAAP financial results beyond those discussed in Appendix A, please refer to our Annual Report on Form 10-K for the fiscal year ended September 30, 2020.

Our Company

AmerisourceBergen Corporation is one of the largest global pharmaceutical sourcing and distribution services companies, helping both healthcare providers and pharmaceutical and biotech manufacturers improve patient access to products and enhance patient care. Our 22,000 employees are dedicated to delivering innovative programs and services designed to increase the effectiveness and efficiency of the pharmaceutical supply chain in both human and animal health.

More specifically, we distribute a comprehensive offering of brand-name, specialty brand-name, and generic pharmaceuticals, over-the-counter healthcare products, home healthcare supplies and equipment, and related services to a wide variety of healthcare providers located in the United States and select global markets, including acute care hospitals and health systems, independent and chain retail pharmacies, mail order pharmacies, medical clinics, long-term care and alternate site pharmacies, physician practices, medical and dialysis clinics, veterinarians, and other customers. Additionally, we furnish healthcare providers and pharmaceutical manufacturers with an assortment of related services, including data analytics, outcomes research, reimbursement and pharmaceutical consulting services, niche premium logistics services, inventory management, pharmacy automation, pharmacy management, and packaging solutions.

COVID-19 Response

Throughout the COVID-19 pandemic, AmerisourceBergen's role in supporting and protecting the pharmaceutical supply chain has been critical. During 2020, AmerisourceBergen implemented measures to both protect the welfare of our associates and enable our businesses to continue to play their crucial role in supporting the sustainability of the pharmaceutical supply chain and enabling patient access. In order to protect the health and well-being of our associates we provided associates in our distribution centers and other operational locations with personal protective equipment and implemented strict safety and cleaning protocols. We invested in enhanced pay, including weekly incentives for our frontline associates and a one-time special bonus at year-end for more than 15,000 associates globally. Further, we offered paid leave for associates unable to work due to COVID-19-related issues and provided back-up dependent care programs as well as mental health and well-being resources to all associates.

Our Named Executed Officers

Our fiscal year 2020 named executive officers were:

Steven H. Collis	Chairman, President and Chief Executive Officer ("CEO")
James F. Cleary	Executive Vice President and Chief Financial Officer ("CFO")
John G. Chou	Executive Vice President and Chief Legal Officer
Gina K. Clark	Executive Vice President and Chief Communications & Administration Officer
Robert P. Mauch	Executive Vice President and Group President

2020 Fiscal Year Business Highlights

AmerisourceBergen delivered solid performance in fiscal year 2020 while working in an unprecedented environment and managing through the COVID-19 pandemic. We had strong revenue and adjusted diluted earnings per share ("adjusted EPS") growth driven by increased volume associated with growth of some of our largest customers, continued robust specialty product sales, and success at our Global Commercialization Services & Animal Health businesses. During the pandemic, we have continued to service our customers, maintained operations at our distribution centers while also implementing enhanced cleaning protocols, and successfully shifted all suitable employee roles to remote work. Through all of this, our focus has remained on delivering products and services to our customers, while protecting the health and safety of our employees.

The following fiscal year 2020 highlights include non-GAAP financial measures. Appendix A to this proxy statement presents reconciliations to the most comparable GAAP financial measures and information about the reasons such non-GAAP financial measures are disclosed.

- One-year Total Shareholder Return (TSR) of approximately 19.7%.

- Revenue of $189.9 billion, representing a 5.7% increase over prior year revenue.

- Diluted loss per share of $16.65, compared to diluted earnings per share of $4.04 in the prior year.

- Adjusted EPS of $7.90, representing an 11.4% increase over prior year adjusted EPS.[1]

- Gross profit of $5.2 billion, representing a 1.0% increase over prior year gross profit.

- Adjusted gross profit of $5.2 billion, representing a 4.4% increase over prior year adjusted gross profit.[1]

- Operating loss of $5.1 billion, compared to operating income of $1.1 billion in the prior year.

- Adjusted operating income of $2.2 billion, representing a 7.5% increase over prior year adjusted operating income.[1]

- Operating loss margin of 2.70%, representing a decrease of 332 basis points over prior year operating income (loss) margin.

- Adjusted operating income margin of 1.16%, representing an increase of 2 basis points over prior year adjusted operating income margin.[1]

- Net cash provided by operating activities of $2.2 billion, and adjusted free cash flow of $1.9 billion.[1]

- Returned a substantial amount of cash to our stockholders in fiscal year 2020 through $343.6 million in dividends and $420.4 million in stock repurchases.

- Invested $369.7 million in the Company through capital expenditures.

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1   See Appendix A for additional information regarding non-GAAP financial measures, including GAAP to non-GAAP reconciliations. For a comprehensive discussion of our GAAP financial results beyond those discussed in Appendix A, please refer to our Annual Report on Form 10-K for the fiscal year ended September 30, 2020.

2020 Compensation Program Structure and Outcomes

The following table provides a summary of the compensation program and performance outcomes for our named executive officers in 2020:

Component	Proportion of Total Target Pay	Structure / Metrics / Features	2020 Performance Outcomes
Base Salary	• CEO: 10% • Other NEOs: 18%	• Base salary paid similar to all other salaried U.S. employees	• Not Applicable
Short-Term Incentive	• CEO: 18% • Other NEOs: 23%	Structure: • 100% performance based cash incentive Metrics & Weightings: • 30% Adj. EPS • 40% Adj. Op. Income • 30% Adj. Free Cash Flow Features: • Rigorous pre-set goals • Bonus capped at 200% of target	• All metrics achieved above target • STI earned at 127.2% of target • No discretion exercised
Long-Term Incentives	• CEO: 72% • Other NEOs: 59%	Structure: • 50% performance shares • 30% stock options • 20% restricted stock units Metrics & Weightings (for performance shares): • 75% Compound Annual Adj. EPS Growth • 25% Average Annual Adj. ROIC Features: • 3-year performance period for performance shares • Rigorous pre-set goals • 3-year cliff vesting for RSUs • 4-year ratable vesting for stock options	Performance Awards Granted in 2018: • Compound Annual Adjusted EPS Growth earned at maximum • Average Annual Adjusted ROIC earned between target and maximum • 2018 performance awards earned at 186.1% of target

We seek to pay our executive officers fairly and competitively and to link pay with performance. The main elements of our compensation program are base salary, a short-term incentive in the form of an annual cash bonus, and long-term equity incentive awards. We emphasize compensation opportunities that reward our executive officers when they deliver targeted financial results. A significant portion of our executive officers' compensation is incentive-based. In fiscal year 2020, incentive compensation (annual cash bonus and equity incentive awards) accounted for approximately 90.3% of our CEO's total direct compensation (base salary, annual cash bonus and equity incentive awards) and approximately 81.9% of the average total direct compensation of the other named executive officers.



CEO

Base Salary 10%

STI 18%

LTI 72%

At Risk (90%)

Other NEOs

Base Salary 18%

STI 23%

LTI 59%

At Risk (82%)

Fiscal Year 2020 Compensation Practices and Policies

We believe our executive pay is reasonable and provides appropriate incentives to our executive officers to achieve our financial and strategic goals without encouraging them to take excessive risks in their business decisions. The Board and its committees regularly evaluate major risks to our business, including how risks taken by management could affect the value of executive compensation. To this end, our compensation program encompasses the following:

Highlights of Our Executive Compensation Program—Linking Pay with Performance and Mitigating Risk

What We Do	☑ Use financial metrics to make a substantial portion of executive pay contingent on performance.
	☑ Engage with stockholders on compensation and governance.
	☑ Cap payouts under our annual cash bonus plan and performance share plans.
	☑ Apply robust clawback obligations to annual cash bonus and equity awards for executive officers.
	☑ Require our CEO to own stock equal in value to six times his base salary, and our CFO and other executive officers to own stock equal in value to three times their respective base salaries.
	☑ Require executive officers to retain all options and equity grants until required ownership levels are met.
	☑ Consider and implement, as appropriate, the advice provided by the independent compensation consultant to the Compensation Committee.
	☑ Consider a peer group in establishing named executive officer compensation and published compensation survey data for all other executive officers.
	☑ Prohibit short sales, hedging or pledging of our stock by our executive officers and directors.
	☑ Require forfeiture of awards upon violation of restrictive covenants.
	☑ Require a double-trigger for change in control payments.
	☑ Consider burn rate in equity grant decisions and manage use of equity awards conservatively.
What We Do Not Do	☒ Tie incentive compensation to specific product sales, including prescription opioid medication sales.
	☒ Grant stock options with an exercise price lower than fair market value.
	☒ Backdate or retroactively grant options or restricted stock units.
	☒ Pay dividends on unearned and unvested performance shares.
	☒ Reprice stock options.
	☒ Provide tax gross-ups in the event of a change in control.

2020 Say-On-Pay Vote and Stockholder Engagement

In fiscal 2020, we continued to emphasize our pay for performance culture. The compensation of our named executive officers was approved by stockholders in March 2020 with approximately 95% of stockholder votes cast in favor of our 2020 "say-on-pay" resolution. Our "say-on-pay" resolutions have received consistently strong support since the inception of the "say-on-pay" voting requirement implemented under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Compensation Committee considered the results of the stockholder vote and believes it supports the view that compensation for our named executive officers closely aligns with our stockholders' interests.

During fiscal 2020, the Compensation Committee reviewed our executive compensation peer group and worked to further align pay opportunities for our executive officers with our compensation philosophy. The Compensation Committee also approved performance metrics for incentive pay that, consistent with prior years, were designed to correlate with the way we evaluate our operational results, reflect measures of performance that drive returns for our stockholders and support our long-term strategy.

2020 Fiscal Year Executive Compensation Objectives and Actions

The Compensation Committee reviews and determines executive officer compensation, including the amount of base salary, short-term incentive awards and long-term incentive awards made to our named executive officers. In making these decisions, the Compensation Committee takes into account our financial and business results, individual performance and competitive data. In light of these considerations, the Compensation Committee made the following executive compensation decisions in fiscal year 2020:

- Continued to emphasize equity-based incentives under which executive officers earn amounts only when AmerisourceBergen's performance is strong and our stockholders have benefited.

- Established fiscal year 2020 performance goals for our annual cash bonus plan, including a target adjusted EPS of $7.37 per share, a target adjusted operating income of $2.13 billion, and a target adjusted free cash flow of $1.48 billion. These performance goals were calculated consistently with the way in which our publicly disclosed non-GAAP financial measures were calculated. (See Appendix A for more information about our non-GAAP financial measures, including reconciliations to GAAP.)

- Set target incentive levels for fiscal year 2020 cash bonuses of 150% of base salary for the CEO and of 100% of base salary for the other named executive officers.

- Approved fiscal year 2020 cash bonus payouts that were paid at 127.2% of target to all of our named executive officers.

- Granted annual equity incentive awards to our named executive officers after considering our compensation philosophy and the Compensation Committee's assessment of the executive officer's expected future contributions. In fiscal year 2020, the grant value of each annual equity award was divided among performance shares (50%), stock options (30%) and restricted stock units (20%).

- Approved performance metrics of compound annual adjusted EPS ("Compound Annual Adjusted EPS") and adjusted average annual return on invested capital ("Average Annual Adjusted ROIC") for the performance shares granted to our named executive officers in fiscal year 2020 (covering the three-year performance period ending September 30, 2022). (See "Performance Share Awards—Payout of FY18-FY20 Performance Shares" below for more information about Average Annual Adjusted ROIC.)

We believe that the fiscal year 2020 compensation of our executive officers was aligned with AmerisourceBergen's fiscal year 2020 adjusted results and met our compensation objectives. Our compensation policies have enabled us to attract and retain talented and experienced executive officers. We believe that these policies have benefited AmerisourceBergen over time and will position us for growth in future years.

Setting Executive Compensation

We consider market pay practices as a starting reference point when setting executive compensation. The Compensation Committee assesses whether our level of executive pay is appropriate when compared to industry and market standards. The Compensation Committee's independent compensation consultant assists the Compensation Committee in developing a peer group of companies to serve as the basis for comparing the pay of our named executive officers to the market. We conduct a detailed market review of executive pay to evaluate each element of pay and benefit competitiveness, review pay practices and compare performance against our peer group.

Our peer group consists of companies with business models and operations comparable to our own, including our two largest direct competitors, and companies that we believe have a similar financial and operational profile. Metrics used to select our peer group include: revenue; market capitalization; number of employees; net income; operating income margin; and return on invested capital. We believe that the companies included in our peer group reflect the type and complexity of business risks managed by our named executive officers and that we compete with many of the companies in our peer group for executive talent.

In fiscal year 2020, the Compensation Committee, in consultation with its independent compensation consultant, evaluated our peer group to ensure that our peer group companies remained appropriate. Starting with review of compensation in fiscal year 2021, the Compensation Committee has added Cigna Corporation and Humana Inc. to the peer group to reflect their respective acquisitions of Express Scripts and Kindred Healthcare. Due to Cigna Corporation's acquisition of Express Scripts, we have removed Express Scripts from our peer group. As determined by the Compensation Committee, our peer group is as follows:

Peer Group		
Abbott Laboratories	Henry Schein, Inc.	Quest Diagnostics Incorporated
Cardinal Health, Inc.	Humana Inc.	Sysco Corporation
Cigna Corporation	IQVIA Holdings Inc.	Target Corporation
CVS Health Corporation	The Kroger Co.	United Parcel Service, Inc.
Eli Lilly and Company	Laboratory Corporation of America	Walgreens Boots Alliance, Inc.
FedEx Corporation	McKesson Corporation	
HCA Healthcare, Inc.	Mylan N.V.	

The Compensation Committee reviews peer group proxy statement data in evaluating our named executive officers' pay and published compensation survey data in evaluating our other executive officers' pay. When assessing pay levels, the Compensation Committee also reviews our executive officers' compensation in relation to each other. The Compensation Committee's consultant concluded that our overall competitive posture for executive pay in fiscal 2020 remained aligned with our pay for performance compensation philosophy.

Target Percentile Compensation Opportunity

We target total direct compensation opportunity at the 50th percentile relative to our peer group. We believe that targeting pay opportunities at the median of our peer group enables us to retain talented and experienced executive officers and is consistent with market-leading practices.

Components of the Executive Compensation Program

Pay Element	Award Type	Purpose	Fixed vs. Variable	Performance Measure
Base Salary	Cash	• Provide a regular stream of income and security	Fixed	The Compensation Committee takes into account job performance, scope of role, duties and responsibilities, expected future contributions, peer group and other market pay data.
Short-Term Incentive	Cash	• Motivate executives to improve financial performance year-over-year • Reward executive officers who deliver targeted financial results	Variable	Actual payout based on Company performance.
Long-Term Incentives	Performance Shares, Restricted Stock Units and Stock Options	• Motivate executive officers to achieve superior business results over long-term • Enhance alignment between management and stockholder interests • Support stock ownership requirements	Variable	Actual value is determined by Company performance over a three-year time frame and/or linked to stock price.

Base Salary

In fiscal 2020, we made adjustments to base salaries to reflect executives' individual performance and to better align them with the market. As a result, in November 2019, Messrs. Collis, Cleary, Chou and Mauch and Ms. Clark received increases to their base salaries of 6.9%, 7.7%, 2.3%, 3.7%, and 15.0%.

FY2020 Short-Term Cash Incentive

The Compensation Committee approves the performance goals and incentive levels for each of our executive officers, and assigns a relative weighting to each performance measure under our cash incentive plan. For each performance measure, there is a threshold and a target. Threshold refers to the minimum acceptable level of performance and target is the desired level of performance. We do not pay a bonus for performance that is below the threshold established for financial performance goals and we pay a bonus of 25% of the target amount if performance is at the threshold. For performance that exceeds the threshold but does not meet the target, bonus payments are based on the level of performance and are increased ratably until the target is reached. All cash incentive awards are issued to the executive officers pursuant to our Omnibus Incentive Plan.

Executive officers may receive an amount in excess of their target bonus (up to a maximum of 200% of the target amount) if we exceed target amounts with respect to applicable key performance metrics. Therefore, an individual's actual bonus consists of (i) an amount that is based upon having met or exceeded the thresholds (which we refer to as the "earned" bonus) and (ii) if applicable, an amount that is based upon the extent to which actual performance exceeded target amount (which we refer to as a "stretch" bonus). In 2020, the key performance metrics for all of the named executive officers were the Company's adjusted EPS and the Company's adjusted operating income. Executive officers were only eligible to receive a "stretch" bonus to the extent such metric exceeded its target range. The stretch portion is calculated by increasing the earned bonus by an additional 5% for every 1% that actual performance exceeds target on the key performance metric. Each key performance metric is equally weighted for purposes of calculating the stretch bonus.

In November 2019, the Compensation Committee approved the following corporate-level performance goals for our fiscal year 2020 cash incentive plan:

Corporate Performance Measure(1)	Weighting	Threshold	Target	Actual
Adjusted EPS	30%	$6.63	$7.37	$7.90
Adjusted Operating Income	40%	$1.91 billion	$2.13 billion	$2.20 billion
Adjusted Free Cash Flow	30%	$1.26 billion	$1.48 billion	$1.90 billion

(1)   See Appendix A to this proxy statement for additional information regarding non-GAAP financial measures, including GAAP to non-GAAP reconciliations.

The Compensation Committee chose adjusted EPS, adjusted operating income and adjusted free cash flow as corporate-level performance goals because they are the key metrics used by management to set business goals and evaluate our financial results. In addition, we communicate our expectations about future business performance to investors by providing an adjusted EPS guidance range each fiscal year. We generally set adjusted EPS targets to reflect our long-term business goal of growing adjusted EPS in the low to mid-single digits, while allowing for reasonable flexibility to set our annual targets based on the impact of industry trends, other market factors and special items from year to year.

The Compensation Committee chose adjusted operating income to encourage our executive officers to grow our Company's profitability. We use adjusted free cash flow as a corporate-level financial metric because the amount of free cash flow that we generate each year is essential for us to maintain appropriate working capital, complete acquisitions, and return capital to stockholders through dividends. We define the non-GAAP financial measure of adjusted free cash flow as net cash provided by operating activities plus cash payments made relating to unfavorable legal settlements, minus cash payments received related to favorable legal settlements, and minus capital expenditures. Target adjusted free cash flow did not increase in fiscal year 2020 due to expected operating losses at PharMEDium, a subsidiary of the Company which has since been shut down, as well as higher expected cash taxes and capital expenditures as compared to the prior year.

In fiscal 2020, AmerisourceBergen exceeded the target on the adjusted EPS, adjusted operating income, and adjusted free cash flow performance metrics. As a result, the bonus payout for corporate-level metrics was, in the aggregate, approximately 127.2% of the target incentive amount.

Target and actual fiscal year 2020 cash bonuses for our named executive officers were as follows:

Name	2020 Base Salary ($)	Target Incentive		Maximum Bonus Potential ($)	Percentage Payout versus Target Incentive (%)	Actual Bonus Payout ($)
		Percent of Base Salary (%)	Target Amount ($)			
Steven H. Collis	1,325,000	150	1,987,500	3,975,000	127.2	2,528,034
James F. Cleary	700,000	100	700,000	1,400,000	127.2	890,377
John G. Chou	675,000	100	675,000	1,350,000	127.2	858,578
Gina K. Clark	575,000	100	575,000	1,150,000	127.2	731,381
Robert P. Mauch	700,000	100	700,000	1,400,000	127.2	890,377

The fiscal year 2020 cash bonuses for the named executive officers were designed to reflect enterprise-wide performance. As a result, 100% of their respective earned bonus payments was dependent upon the achievement of corporate-level performance goals with adjusted EPS weighted at 30% of the total target incentive, adjusted operating income weighted at 40% of the total target incentive and adjusted free cash flow weighted at 30% of the total target incentive. Additionally, because AmerisourceBergen exceeded the target amounts for adjusted EPS performance and adjusted operating income, which were the two key performance metrics for the named executive officers, each of them received a stretch bonus to the extent that adjusted EPS and adjusted operating income exceeded their respective targets.

After reviewing the Company's strong performance, including the response to the challenges presented by the COVID-19 pandemic, the Compensation Committee concluded that it would not exercise any discretion to adjust the size of named executive officers' cash bonuses for fiscal year 2020.

Looking Ahead: Fiscal Year 2021 Cash Bonus

In November 2020, the Compensation Committee approved performance measures for our fiscal year 2021 annual cash incentive plan. In 2021, the fiscal year cash bonus will continue to be paid upon the attainment of financial performance metrics, subject to the Compensation Committee's continued discretion to adjust any portion of a calculated award. In fiscal 2021, all named executive officers' cash bonus opportunities will continue to be based on the Company's adjusted EPS, adjusted operating income and adjusted free cash flow. In fiscal 2021, adjusted free cash flow will also be treated as a key metric for purposes of calculating the stretch bonus.

Performance goals are intended to be challenging and to provide an incentive to achieve the goals set out in our fiscal year 2021 business plan and the strategic and other priorities established by our long-range plan. The fiscal year 2021 target incentive level for the CEO is 165% of base salary and for the other named executive officers is 100% of base salary, with the opportunity for each named executive officer to earn up to a maximum of 200% of target incentive if we exceed our financial performance goals.

Long-Term Equity Incentives

We use equity awards to motivate our executive officers to achieve superior business results over the long term. Equity awards support our stock ownership requirements and further enhance the alignment between management and stockholder interests. For fiscal year 2020, the allocation of the annual equity award for our executive officers was 50% in performance shares, 30% in stock options and 20% in restricted stock units. For fiscal year 2021, the allocation of the annual equity award for our executive officers is 60% in performance shares and 40% in restricted stock units. This mix provides an incentive to achieve favorable long-term results at a reasonable cost to the Company. Additionally, beginning in fiscal year 2021, restricted stock units will vest ratably each year during the three-year vesting period. All long-term equity incentives are awarded under our Omnibus Incentive Plan.

In fiscal year 2020, we awarded our named executive officers 107,738 target performance shares, options to purchase 334,042 shares of our Common Stock and 43,096 restricted stock units of our Common Stock. These awards represented approximately 40.3% of the total equity incentives granted to management and other employees in fiscal year 2020. We believe that it was appropriate to award approximately 40.3% of total annual equity incentives to our named executive officers because they are in the best position to drive our future results and implement our long-term business strategy. Equity incentives represented approximately 71.7% of

Mr. Collis's total direct compensation and approximately 58.9%, on average, of the total direct compensation of the other named executive officers in fiscal year 2020.

In approving fiscal year 2020 long-term equity incentive awards, the Compensation Committee considered a number of factors:

- *Skills, experience, time in role and expected future contributions*.   The size of an equity award depends, in part, on the scope of an executive officer's job responsibilities and the impact he or she can be expected to have on our future operating results.

- *Company performance*.   The Compensation Committee reviews our prior year financial performance and the executive officers' leadership and focus on fostering our strategic initiatives.

- *Market alignment*.   The Compensation Committee sets the target value of equity awards so that our executive officers will have a target long-term incentive near the median of our peer group. The target values are informed by the Compensation Committee's review of the competitive positioning of each element of pay based on compensation data prepared by the external compensation consultant with reference to our peer group for our named executive officers and with reference to published market compensation survey data for the other executive officers.

- *The emphasis placed on equity in the mix of total compensation*.   The Compensation Committee believes that incentive compensation should constitute the majority of each executive officer's overall compensation package to provide incentives to meet our performance objectives and grow our stock price over time.

- *Average annual share burn rate*.   The Compensation Committee also takes into account the average annual shares awarded for total equity incentives granted to employees in order to provide stock options, restricted stock units and performance shares to eligible employees at a reasonable rate and cost to AmerisourceBergen and its stockholders.

Equity awards are subject to vesting, forfeiture and clawback provisions, described in more detail below and in the sections following the Summary Compensation Table. When an executive officer becomes eligible for retirement and retires, unvested equity awards will continue to vest according to their schedule. We believe these requirements support our goal of retaining executive officers and aligning individual performance with our long-term growth. The post-retirement provisions provide an additional incentive for executive officers, particularly those near retirement, to continue to focus on our long-term performance. Forfeiture and clawback provisions serve as a means to redress detrimental behavior by current and former employees. For additional information about our long-term equity incentive awards see the narrative discussion following the Summary Compensation Table below.

Performance Share Awards

Our performance plan is designed to encourage our executive officers to focus on initiatives that promote the achievement of our long-term goals. Performance share awards are granted annually, and each performance award is based on a performance period covering three fiscal years. Performance shares are subject to the attainment of performance goals approved by the Compensation Committee. Vesting (or payout of shares) is based on cumulative performance at the end of the applicable three-year performance cycle.

A participating executive officer has the opportunity to earn a payout of between 0% and 200% of his or her target award. If threshold performance for a particular metric is not attained, the executive officer forfeits the right to receive any payout based on that metric. Threshold performance for each metric will result in a share payout equal to 50% of the target award. Target performance for each metric will result in a share payout equal to 100% of the target award. Attaining the maximum goal for each metric will result in a share payout equal to 200% of the target award. Each of our named executive officers was an executive officer of the Company when performance share awards were granted in fiscal year 2018. Accordingly, each named executive officer received performance shares for the FY18—FY20 performance period.

The Compensation Committee has selected compound annual adjusted EPS and average annual adjusted ROIC as the metrics used for awarding performance shares. Compound annual adjusted EPS was chosen because adjusted EPS is a key metric used by management to set business goals and evaluate our financial results. Average annual adjusted ROIC reflects adjusted operating income divided by invested capital over time. We use adjusted operating income and thus average annual adjusted ROIC to encourage our executive officers to grow our Company's profitability.

Payout of FY18—FY20 Performance Shares

In November 2020, the Compensation Committee approved the vesting and payment of the FY18—FY20 performance shares at 186.1% of their target award level. The Compensation Committee's determination was based on AmerisourceBergen's achievement of a Compound Annual Adjusted EPS growth rate of 10.34% and an Average Annual Adjusted ROIC of 18.33%, in each case, for the three-year performance period ended September 30, 2020. (See the footnotes to the table below for how these non-GAAP performance measures are calculated.)

The award metrics for the FY18—FY20 performance share awards were as follows:

			Threshold		Target		Maximum		Actual Performance
Metric	Weighting	Baseline	Goal	Payout Ratio	Goal	Payout Ratio	Goal	Payout Ratio	
Compound Annual Adjusted EPS Growth(1)	75%	$5.88	3%	50%	6%	100%	10%	200%	10.34%
Average Annual Adjusted ROIC(2)	25%	—	14%	50%	17%	100%	20%	200%	18.33%

(1)   Compound Annual Adjusted EPS Growth is the mean annual growth rate of adjusted EPS from the baseline over the three-year performance period.

(2)   Average Annual Adjusted ROIC is calculated by taking the average of the Company's annual adjusted ROIC during the three-year performance period. Annual Adjusted ROIC is calculated by dividing after-tax adjusted operating income by invested capital.

Based on our performance, and the respective weighting of each performance metric, the number of shares earned for the FY18—FY20 performance share awards was calculated as follows:

Metric	Percentage of Target Award Allocated		Target Share Amount		Performance Multiplier		Awards Earned
Compound Annual Adjusted EPS Growth	75%	X	Target Amount of Performance Shares Granted	X	Performance-Determined Payout Ratio	=	Awards Earned Based on Compound Annual Adjusted EPS Performance
Average Annual Adjusted ROIC	25%	X	Target Amount of Performance Shares Granted	X	Performance-Determined Payout Ratio	=	Awards Earned Based on Average Annual Adjusted ROIC Performance
							Total Performance Share Awards Earned

FY18—FY20 Performance Shares Earned:

Name	Target Amount of Performance Shares	Shares Earned
Steven H. Collis	51,593	96,021
James F. Cleary	11,608	21,604
John G. Chou	13,543	25,205
Gina K. Clark	8,384	15,604
Robert P. Mauch	13,543	25,205

FY20—FY22 Performance Share Metrics

The Compensation Committee approved the terms of the FY20—FY22 performance shares in November 2019, including the following performance metrics and weightings:

Metric	Weighting
Compound Annual Adjusted EPS Growth	75%
Average Annual Adjusted ROIC	25%

The Compensation Committee believes the Compound Annual Adjusted EPS Growth and Average Annual Adjusted ROIC goals for the performance shares covering the three-year performance period (beginning on October 1, 2019 and ending September 30, 2022) are challenging and difficult to achieve, but attainable with significant skill and effort on the part of our executive leadership team. The Compound Annual Adjusted EPS and Average Annual Adjusted ROIC goals of the FY20—FY22 performance share awards are confidential and consistent with our long-range plan. In the case of the FY20—FY22 performance share awards, performance will be assessed as of September 30, 2022.

Benefits and Other Compensation Elements

Other Compensation

Our named executive officers receive a limited amount of other benefits as part of a competitive compensation package. These benefits include, as discussed below, a Company matching contribution under our 401(k) plan, which is available to all employee participants. We provide an allowance for tax and financial planning services for our executive officers to give them the opportunity to maximize the benefits from the compensation and benefits programs offered to them and to enable them to focus more of their time and attention on achieving our financial and strategic goals. In addition, we provide executive officers with a physical examination benefit. Further, our CEO receives certain security and driver services through the Company. Additionally, from time to time, we have paid for relocation costs when it is desirable for an executive to relocate. No relocation costs were paid to the named executive officers in fiscal year 2020. In the aggregate, these other benefits constitute only a small percentage of each named executive officer's total compensation.

Deferred Compensation

Executive officers may defer receipt of part or all of their cash compensation under our deferred compensation plan. The plan is intended to promote retention of executive officers by providing a long-term, tax-efficient savings opportunity at a low cost to us. Amounts deferred under the plan are deemed invested in the plan investment options chosen by the executive officer. The executive officer's account is adjusted for any notional gains and losses on the amounts deferred under the plan.

Employee and Retirement Benefits

Core employee benefits are available to the executive officers on the same basis as all domestic employees generally. These benefits include medical and dental coverage, disability insurance, life insurance and a 401(k) plan.

We offer a benefit restoration plan to selected key management, including the named executive officers. We implemented this plan in 2006 to address the absence of any non-legacy executive retirement plan following the 2001 merger that formed the Company and to permit executive officers to receive the full amount of the Company match generally available to other employees under the 401(k) plan. In fiscal year 2020, the benefit restoration plan provided an annual contribution amount equal to 4% of a participant's salary and bonus to the extent that his or her compensation exceeded IRS limits applicable to our 401(k) plan. Benefits under the plan are subject to certain vesting requirements based on age and length of service (other than in the event of death, disability or a change in control).

Severance and Change in Control Benefits

Employment Agreements.   Employment agreements in effect during fiscal 2020 for our named executive officers are described under "Executive Compensation and Related Matters—Employment Agreements." Our standard employment agreements for executive officers cover termination (including in the event of a change in control) and severance and include non-competition, confidentiality, and related provisions. The employment agreements do not include specified amounts of salary, bonus opportunities, or equity-based compensation for future years.

Severance Benefits.   We provide severance benefits under specified circumstances to give executive officers a measure of financial security following the loss of employment, to protect the Company from competitive activities after the departure of certain executive officers, and because we believe that these benefits are important to attract and retain our executive officers in a competitive industry. We will provide severance benefits if we discharge an executive officer without cause or such executive officer leaves the Company for good reason. Good reason means a reduction in base salary or our failure to comply with our obligations (including, in some cases, by diminishing the executive officer's authority, duties and responsibilities) under his or her employment agreement. The terms of the severance benefits for our named executed officers are set out in employment agreements and various plans, which are described in the section of this proxy statement titled "Executive Compensation and Related Matters—Potential Payments Upon Termination of Employment on Change in Control."

We do not provide severance benefits if an executive officer is terminated for cause or leaves without good reason. In that case, we would only pay the amount of accrued obligations.

Change in Control.   The vesting of equity awards will be accelerated if an executive officer's employment is involuntarily terminated within two years after a change in control. In the event of a change in control, a shortened performance period, which extends only through the end of the fiscal quarter preceding the change in control, will be used to determine the payout under awards of performance shares. We provide these benefits to offer some financial protection to employees following an involuntary loss of employment in connection with a change in control and to enable our executive officers to focus on important business decisions should we be acquired without regard to how the transaction may affect them personally. We believe that this structure provides executive officers with an appropriate incentive to cooperate in completing a change in control transaction. The Board and the Compensation Committee also have discretion under our equity plans to take certain actions in the event of a change in control. These actions include canceling options that are not exercised within 30 days after a change in control; cashing out outstanding options; canceling any restricted stock awards in exchange for the payment of cash, property or a combination of cash and property equal to the award's value; or substituting other property (including securities of another entity) for awards granted under our equity plans.

In addition, the Compensation Committee has discretion under the Annual Incentive Plan to pay the annual cash incentive awards during any year in which a change in control occurs. If this discretion is exercised, bonus payments would be made at target level and/or based on performance for the portion of the fiscal year until the change in control event and paid within 75 days of the change in control.

Under the employment agreements for our executive officers, if amounts otherwise payable to an executive officer in connection with a change in control would constitute excess parachute payments within the meaning of Section 280G of the Internal Revenue Code, the Company will reduce such payments to an amount that would avoid any excise taxes under Section 4999 of the Internal Revenue Code, but only if such reduction would provide the executive officer with a greater net after-tax benefit than would no reduction.

Additionally, an executive officer may receive additional severance if his or her employment is involuntarily terminated without cause or such executive officer leaves the Company for Good Reason upon or within two years following a change in control. See the section of this proxy statement titled "Executive Compensation and Related Matters—Potential Payments Upon Termination of Employment or Change in Control" below.

Executive Compensation Governance

Compensation Forfeiture and Recoupment ("Clawback") Provisions

Our executive officers receive their annual cash bonus and equity awards under our Omnibus Incentive Plan, pursuant to which such awards are subject to forfeiture and clawback provisions. The forfeiture or clawback of shares or other amounts received would apply if the executive officer is terminated for cause, breaches restrictive covenants (during the employment period or two years thereafter), engages in any conduct that results in AmerisourceBergen having to restate its financial statements (during the employment period or three years thereafter), or engages in certain other misconduct. All of our other employees who are eligible for equity awards also receive those awards pursuant to the Omnibus Incentive Plan. Accordingly, forfeiture and clawback provisions apply to all employees who receive equity awards from us.

Additionally, in connection with the previously disclosed Corporate Integrity Agreement with the Office of Inspector General of the Department of Health and Human Services, we adopted a Financial Recoupment Policy. Under this policy, cash and equity compensation awarded to executive officers and senior employees in certain businesses are subject to additional forfeiture and clawback provisions.

Clawback Disclosure Policy

The Company has a clawback disclosure policy that applies to all incentive compensation made to any officer (as such term is defined under Section 16 of the Securities Exchange Act of 1934, as amended) under the Company's Omnibus Incentive Plan and Annual Incentive Plan. Under the policy, if incentive compensation is ever forfeited or required to be repaid by an officer and the underlying event has been publicly disclosed, then we will disclose the aggregate amount forfeited or to be repaid. The disclosure will include a general description of the circumstances giving rise to the clawback and will be made in a document filed publicly with the SEC or posted to a clearly identifiable location on our investor website at *investor.amerisourcebergen.com*. The disclosure policy is subject to exceptions: (i) if such disclosure would violate an individual's privacy rights; (ii) if such disclosure would result in or exacerbate existing or threatened litigation; or (iii) if such disclosure is contrary to law or regulation. The policy is administered by the Board, which has exclusive authority to interpret and carry out the policy.

Equity Award Grant Practices

We have a written policy on equity grants designed to formalize our equity grant practices and ensure that equity awards will generally be made at specified times. Our equity award policy is designed to encourage consistency in practice, but is not intended to and does not limit the authority of the Compensation Committee under our equity incentive plans, including the Omnibus Incentive Plan. The Compensation Committee generally will review and approve annual equity awards to executive officers and other eligible employees in November of each year, which is near the beginning of our fiscal year. This allows the Compensation Committee to make annual equity awards at the beginning of the relevant performance cycle with the benefit of reviewing results from the immediately preceding performance cycle. We also may make equity awards at other times during the year for new hires or for other reasons, including, for example, a job promotion, as a result of an acquisition or for retention purposes. In accordance with our policy and our Omnibus Incentive Plan, the Compensation Committee has delegated limited authority to our CEO to approve grants to non-executive officers. Such awards may only be made on the first business day of a month. The Compensation Committee must approve any equity awards to our named executive officers.

The exercise price of any stock option award is the closing price of our Common Stock on the date of grant. We do not backdate or retroactively grant options or restricted stock units. We generally schedule Board and Compensation Committee meetings at least one year in advance and, as noted above, generally make annual equity awards to our executive officers at approximately the same time each year. We do not time our equity awards to take advantage of the release of earnings or other major announcements by us or market conditions.

Executive Stock Ownership

Our executive officers must own shares of our Common Stock in an amount equal to a multiple of their base salary. Stock ownership aligns management's interests with those of our stockholders and provides a continuing incentive for management to focus on long-term growth. Under our executive stock ownership guidelines, our CEO must own shares worth six times his base salary and the other executive officers must own shares worth three times their base salaries. Executive officers who become subject to the guidelines have five years from the date of hire or change in status, whichever is later, to comply with the ownership requirements, but must retain all options and equity grants until required ownership levels are met. Following its annual review, the Compensation Committee determined that each of the named executive officers is in compliance with the guidelines.

Derivatives Trading and Hedging Prohibition

AmerisourceBergen considers it improper and inappropriate for its directors, officers and employees to engage in short-term or speculative transactions in our securities, including hedging or monetization transactions. Many forms of speculative transactions are inconsistent with the goal to improve our long-term performance. Accordingly, AmerisourceBergen has a policy that prohibits directors, officers and employees from engaging in the following transactions involving AmerisourceBergen securities: short sales, hedging or monetization transactions, and transactions in publicly-traded options on our securities, such as puts, calls and other derivatives.

Tax Considerations

When setting executive compensation, we consider many factors, such as attracting and retaining executives and providing appropriate performance incentives. We also consider the after-tax cost to the Company in establishing executive compensation programs, both individually and in the aggregate, but tax deductibility is not our sole consideration. Section 162(m) of the Internal Revenue Code generally disallows a federal income tax deduction to public companies for annual compensation over $1 million (per individual) paid to their chief executive officer, chief financial officer and the next three most highly compensated executive officers (as well as certain other officers who were covered employees in years after 2016). The 2017 Tax Act eliminated most of the exceptions from the $1 million deduction limit, except for certain arrangements in place as of November 2, 2017. As a result, most of the compensation payable to our named executive officers in excess of $1 million per person in a year will not be fully deductible.

Compensation Committee Report

The Compensation and Succession Planning Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement. Based on this review and discussion, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement for our 2021 Annual Meeting of Stockholders and incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended September 30, 2020. This report is provided by the following independent directors, who comprise the Compensation and Succession Planning Committee:


Michael J. Long, Chair
Richard W. Gochnauer
Kathleen W. Hyle


Compensation Committee Matters

General

Our Compensation Committee is composed of independent directors. The Compensation Committee is responsible for the design of our executive compensation program and review of succession planning. The Compensation Committee reviews and approves the compensation of our executives, including our named executive officers. The Compensation Committee also oversees our long-term incentive and savings, retirement, health and welfare plans. The Compensation Committee has delegated the administration of our benefit plans to an internal Benefits Committee, composed of senior finance, human resources and legal executives. The internal Benefits Committee oversees the selection of investment options under our savings plans and the performance of the investment advisers and plan administrators.

Processes and Procedures

Meetings. The Compensation Committee met four times in fiscal year 2020. The Compensation Committee Chair, in consultation with the other Compensation Committee members and management, prepares agendas that address an annual calendar of topics and other matters. The Compensation Committee meets without management present, whenever necessary, to discuss matters it deems appropriate.

Role of External Compensation Consultant. The Compensation Committee has sole authority to retain and terminate any consultant or other external advisor, and to approve the fees and other terms of engagement for such consultant or advisor. Each year, the Compensation Committee evaluates the qualifications, performance, independence and potential for conflicts of interest of its compensation consultant and any other external advisors to the Compensation Committee. This evaluation takes place at the beginning of the fiscal year in the case of an ongoing engagement or prior to the selection of a new consultant or advisor.

Pearl Meyer & Partners ("Pearl Meyer") serves as the Compensation Committee's compensation consultant. The Compensation Committee has determined that Pearl Meyer and the individual Pearl Meyer consultants are independent and have not had any economic interests or other relationships with AmerisourceBergen or the Compensation Committee members that would conflict with their obligation to provide the Compensation Committee with impartial and objective advice. Pearl Meyer did not provide any services to our management in fiscal year 2020.

The Compensation Committee's compensation consultant advises the Compensation Committee on all aspects of executive compensation, including comparative data, competitive positioning of executive pay, plan design, long-term incentive pay practices and market trends. As directed by the Compensation Committee, the consultant prepares analysis and recommendations relating to the compensation of our executive officers, including pay recommendations for our Chief Executive Officer. Representatives of Pearl Meyer attended Compensation Committee meetings and met privately from time to time with the Compensation Committee and individual Compensation Committee members to plan for Compensation Committee meetings and discuss executive compensation matters.

Role of Management. Our Chief Executive Officer gives the Compensation Committee a performance assessment and pay recommendation for senior management, including each of the other named executive officers. Management, in consultation with the Compensation Committee's compensation consultant, may also make recommendations on matters of compensation philosophy and plan design. Executives may attend the Compensation Committee meetings, but they are not present when the Compensation Committee meets in executive session and they do not make recommendations regarding their own pay.

Executive Compensation Tables

Summary Compensation Table

The following table sets forth the compensation paid to or earned during fiscal year 2020 by (i) our Chairman, President and Chief Executive Officer, (ii) our Executive Vice President and Chief Financial Officer, and (iii) the three other most highly compensated executive officers, whom we collectively refer to in this proxy statement as our named executive officers.

Name and Principal Position	Year	Salary ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Steven H. Collis *Chairman, President and Chief Executive Officer*	2020	1,325,000	6,825,043	2,925,004	2,528,034	692,059	14,295,140
	2019	1,240,000	5,600,004	2,400,404	1,866,596	202,926	11,309,930
	2018	1,240,000	5,599,992	2,400,007	2,050,733	223,383	11,514,115
James F. Cleary *Executive Vice President and Chief Financial Officer*	2020	700,000	1,750,038	750,008	890,377	192,520	4,282,943
	2019	638,750	1,470,008	630,112	652,305	62,306	3,453,481
	2018	575,000	1,259,940	540,006	485,640	246,637	3,107,223
John G. Chou *Executive Vice President and Chief Legal Officer*	2020	675,000	1,610,141	690,013	858,578	215,107	4,048,839
	2019	660,000	1,470,008	630,112	662,340	86,155	3,508,615
	2018	660,000	1,469,969	630,007	727,679	82,949	3,570,604
Gina K. Clark *Executive Vice President and Chief Communications & Administration Officer*	2020	575,000	1,050,040	450,015	731,381	149,182	2,955,618
	2019	500,000	909,954	390,061	501,773	64,402	2,366,190
Robert P. Mauch *Executive Vice President and Group President*	2020	700,000	1,750,038	750,008	890,377	219,214	4,309,637
	2019	675,000	1,470,008	630,112	677,394	85,087	3,537,601
	2018	675,000	1,469,969	630,007	563,392	67,269	3,405,637

(1) *Salary.* The amounts reported as salary represent the base salaries paid to each of the named executive officers for each fiscal year shown. Amounts shown for Mr. Collis include $63,431 and $372,053 deferred into our deferred compensation plan for fiscal years 2019 and 2020, respectively. Amounts shown for Mr. Chou include $228,449, $363,840 and $331,170 deferred into our deferred compensation plan for fiscal years 2018, 2019 and 2020, respectively. Amounts shown for Ms. Clark include $18,269 and $132,751 deferred into our deferred compensation plan for fiscal years 2019 and 2020, respectively. Amounts shown for Mr. Mauch include $21,748 deferred into our deferred compensation plan for fiscal year 2018.

(2) *Stock Awards and Option Awards.* The amounts reported as stock awards and option awards represent the grant date fair values of equity awards shown in accordance with Accounting Standards Codification ("ASC") Topic 718, disregarding the estimate of forfeitures related to service-based vesting conditions. Such values do not reflect whether the recipient has actually realized a financial benefit from the award. There were no forfeitures by named executive officers in fiscal years 2018, 2019, or 2020. See Note 11 to the Consolidated Financial Statements contained in our Annual Report on Form 10-K for the fiscal year ended September 30, 2020 relating to assumptions made in the valuations.

For awards that are subject to performance conditions and are included in the table above as stock awards, we report the fair values at grant date based upon the probable outcome of such conditions consistent with our estimate of aggregate compensation cost to be recognized over the service period determined under ASC Topic 718, excluding the effect of estimated forfeitures. For this purpose, the probable outcome is assumed to be at target level attainment and the grant date fair values of the FY20—FY22 performance shares at target level attainment were as follows: Mr. Collis—$4,875,018, Mr. Cleary—$1,250,027, Mr. Chou—$1,150,076, Ms. Clark—$750,016, and Mr. Mauch—$1,250,027. The following represents the grant date fair value of the performance share awards at maximum level attainment: Mr. Collis—$9,750,036, Mr. Cleary—$2,500,054, Mr. Chou—$2,300,152, Ms. Clark—$1,500,032, and Mr. Mauch—$2,500,054.

Long-term equity incentive awards were made pursuant to our Omnibus Incentive Plan. Stock options have an exercise price equal to the closing price of our Common Stock on the date of grant. Stock options vest at the rate of 25% per year beginning on the first anniversary of the grant date and may be exercised over a term of seven years from the date of grant. Unvested options normally cease to vest upon any termination of employment other than involuntary termination of employment within two years after a change in control or upon retirement to the extent and according to the schedule set forth in the applicable award agreement. If we terminate a named executive officer for cause, all outstanding options (vested and unvested) are immediately canceled. (See the section of this proxy statement titled "Potential Payments Upon Termination of Employment or Change in Control" for a description of the impact of termination of employment on vesting and exercisability of restricted stock units and stock options.)

Restricted stock unit awards vest on the third anniversary of the grant date. Unvested restricted stock units are forfeited if the executive leaves the Company prior to vesting, except by reason of death or disability or upon an involuntary termination of employment within two years after a change in control. In accordance with the dividend rate applicable to the declaration of dividends on our Common Stock from time to time, dividends on unvested restricted stock units are accrued and paid upon vesting. The dividend rate is not preferential. A restricted stock unit is a right to receive shares of our Common Stock that is delivered at the time and to the extent that the restricted stock unit vests.

Performance shares vest at the end of the three-year performance period applicable to the awards, subject to achievement of the performance metrics and except as noted below. Performance shares are settled using shares of our Common Stock. Each performance share represents the right to receive one share of our Common Stock. The Common Stock is not restricted upon payout of the award. If threshold performance for a performance metric is not achieved, the executive will forfeit the right to receive any payout based on that metric. Except as set forth below, the executive must remain continuously employed by us through the end of the original performance period in order to receive a payout of the award. An executive will forfeit his or her award under the performance plan upon voluntary termination of employment or termination for cause prior to vesting. An executive is entitled to receive a pro-rata portion of his or her award in the event of the executive's death, disability or involuntary termination without cause prior to vesting, provided such event occurs after at least eighteen months from the beginning of the performance period. In addition, in the event of the executive's death or disability, the performance period will be measured only through the end of the most recently completed quarter prior to such event. Upon a change in control of AmerisourceBergen, an executive will be entitled to receive a payout, if any, based upon a shortened performance period (extending from the beginning of the performance period through the end of the fiscal quarter preceding the change in control), but the vesting and the payout of the award, if any, would be made at the end of the original performance period so long as the executive is continuously employed by us. However, in the case of the executive's involuntary termination with or without cause within two years of a change in control, the performance award will vest on the date of the executive's termination. If an executive voluntarily retires, the executive will be entitled to receive a payout of his or her award at the end of the three-year performance period, if any, depending on assessment of our performance at the end of the three-year performance period. In accordance with the dividend rate applicable to the declaration of dividends on our Common Stock from time to time, dividends on unvested performance shares are accrued and paid upon vesting. If the required performance is attained, the executive will receive a cash payment equal in value to the total dividends that would have been paid on the award. The dividend rate is not preferential. There are no dividends paid on outstanding performance shares during the performance period.

(3) *Non-Equity Incentive Plan Compensation.*   The amounts reported as Non-Equity Incentive Plan Compensation represent the annual cash bonuses awarded to the named executive officers pursuant to our Omnibus Incentive Plan for the fiscal year shown. (See the cash bonus discussion in the section of this proxy statement titled "Compensation Discussion and Analysis—FY2020 Short-Term Cash Incentive.")

(4) *All Other Compensation.*   The following table shows the specific components of the amounts of all other compensation for fiscal year 2020:

Name	Year	Employee Investment Plan ($)(1)	Benefit Restoration Plan ($)(2)	Financial Planning and Tax Preparation ($)	Dividends Paid Upon Vesting of Equity Awards ($)(3)	Executive Physical Examination Benefit ($)	Security and Driving Services ($)	Total ($)
Steven H. Collis	2020	11,400	116,464	16,210	543,784	3,000	1,201	692,059
James F. Cleary	2020	11,400	42,892	16,210	119,018	3,000	—	192,520
John G. Chou	2020	11,400	42,294	13,705	144,708	3,000	—	215,107
Gina K. Clark	2020	11,400	31,871	16,210	86,701	3,000	—	149,182
Robert P. Mauch	2020	11,400	43,896	16,210	144,708	3,000	—	219,214

(1) These amounts represent Company contributions under the AmerisourceBergen Employee Investment Plan, our 401(k) plan, which were posted to the executives' accounts during fiscal year 2020.

(2) These amounts represent Company contributions to the AmerisourceBergen Corporation Benefit Restoration Plan, which were posted to the executives' accounts during fiscal year 2020.

(3) These amounts represent dividends paid upon vesting of restricted stock units and performance shares for awards that vested in fiscal year 2020.

Grants of Plan-Based Awards

The following table sets forth certain information regarding grants of plan-based awards to each of our named executive officers during fiscal year 2020.

| Name | Type | Grant Date | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units (#) | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise or Base Price of Option Awards ($/ Sh) | Grant Date Fair Value of Stock and Option Awards ($)(3) |
			Threshold ($)(1)	Target ($)(1)	Maximum ($)(1)	Threshold (#)(2)	Target (#)(2)	Maximum (#)(2)				
Steven H. Collis	Restricted Stock Units	11/13/2019	–	–	–	–	–	–	22,651	–	–	$1,950,025
	Performance Shares	11/13/2019	–	–	–	28,314	56,627	113,254	–	–	–	$4,875,018
	Stock Options	11/13/2019	–	–	–	–	–	–	–	176,099	$86.09	$2,925,004
	Cash Bonus	n/a	$496,875	$1,987,500	$3,975,000	–	–	–	–	–	–	–
James F. Cleary	Restricted Stock Units	11/13/2019	–	–	–	–	–	–	5,808	–	–	$500,011
	Performance Shares	11/13/2019	–	–	–	7,260	14,520	29,040	–	–	–	$1,250,027
	Stock Options	11/13/2019	–	–	–	–	–	–	–	45,154	$86.09	$750,008
	Cash Bonus	n/a	$175,000	$700,000	$1,400,000	–	–	–	–	–	–	–
John G. Chou	Restricted Stock Units	11/13/2019	–	–	–	–	–	–	5,344	–	–	$460,065
	Performance Shares	11/13/2019	–	–	–	6,680	13,359	26,718	–	–	–	$1,150,076
	Stock Options	11/13/2019	–	–	–	–	–	–	–	41,542	$86.09	$690,013
	Cash Bonus	n/a	$168,750	$675,000	$1,350,000	–	–	–	–	–	–	–
Gina K. Clark	Restricted Stock Units	11/13/2019	–	–	–	–	–	–	3,485	–	–	$300,024
	Performance Shares	11/13/2019	–	–	–	4,356	8,712	17,424	–	–	–	$750,016
	Stock Options	11/13/2019	–	–	–	–	–	–	–	27,093	$86.09	$450,015
	Cash Bonus	n/a	$143,750	$575,000	$1,150,000	–	–	–	–	–	–	–
Robert P. Mauch	Restricted Stock Units	11/13/2019	–	–	–	–	–	–	5,808	–	–	$500,011
	Performance Shares	11/13/2019	–	–	–	7,260	14,520	29,040	–	–	–	$1,250,027
	Stock Options	11/13/2019	–	–	–	–	–	–	–	45,154	$86.09	$750,008
	Cash Bonus	n/a	$175,000	$700,000	$1,400,000	–	–	–	–	–	–	–

(1) These amounts represent possible payouts of fiscal year 2020 cash bonuses under the Omnibus Incentive Plan. The amounts shown in the "Threshold" column represent the minimum amount payable under the Omnibus Incentive Plan based on the assumption that corporate and business unit performance met the thresholds established for the financial performance goals. We generally do not pay a bonus for performance that is below the threshold established for financial performance goals and we pay a bonus of 25% of the target amount for performance that is at the threshold established for financial performance goals. For performance that exceeds threshold but does not meet target, bonus payments are based on the level of performance and are increased ratably until target is reached. Actual payouts for fiscal year 2020 are shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

(2) These share amounts represent the possible performance share award payouts at various levels of attainment for the performance period beginning October 1, 2019 and ending September 30, 2022.

(3) Amounts in this column represent the grant date fair value of restricted stock units, performance shares and nonqualified stock options. For awards made to our named executive officers on November 13, 2019, the dollar value shown for restricted stock units is based on the closing price of our Common Stock of $86.09 per share on November 13, 2019. For awards that are subject to performance conditions, such as the performance shares, in the table above, we report the value at grant date based upon the probable outcome of such conditions consistent with our estimate of aggregate compensation cost to be recognized over the service period determined under Accounting Standards Codification Topic 718, excluding the effect of estimated forfeitures. For this purpose, the probable outcome of the performance shares is assumed to be at target level attainment. The dollar amount shown for nonqualified stock options was determined on the basis of a binomial method of valuation.

Outstanding Equity Awards at 2020 Fiscal Year End

| Name | Grant Date | Option Awards | | | | Stock Awards | | | |
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)(1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock that Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market Value or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)
Steven H. Collis	11/12/2014	188,070	–	$88.71	11/12/2021	–	$ –	–	$ –
	11/11/2015	153,406	–	$98.24	11/11/2022	–	$ –	–	$ –
	11/09/2016	154,981	51,661	$75.61	11/09/2023	–	$ –	–	$ –
	11/15/2017	84,746	84,746	$77.53	11/15/2024	20,637	$2,000,138	–	$ –
	11/14/2018	32,263	96,791	$89.58	11/14/2025	17,861	$1,731,088	89,306	$ 8,655,538
	11/13/2019	–	176,099	$86.09	11/13/2026	22,651	$2,195,335	113,254	$10,976,578
		613,466	409,297			61,149	$5,926,561	202,560	$19,632,116
James F. Cleary	09/01/2015	17,599	–	$99.27	09/01/2022	–	$ –	–	$ –
	11/11/2015	6,583	–	$98.24	11/11/2022	–	$ –	–	$ –
	11/09/2016	28,782	9,594	$75.61	11/09/2023	–	$ –	–	$ –
	11/15/2017	19,068	19,068	$77.53	11/15/2024	4,643	$ 450,000	–	$ –
	11/14/2018	8,469	25,408	$89.58	11/14/2025	4,689	$ 454,458	23,442	$ 2,271,999
	11/13/2019	–	45,154	$86.09	11/13/2026	5,808	$ 562,911	29,040	$ 2,814,557
		80,501	99,224			15,140	$1,467,369	52,482	$ 5,086,556
John G. Chou	11/13/2013	11,204	–	$68.49	11/13/2020	–	$ –	–	$ –
	11/12/2014	36,491	–	$88.71	11/12/2021	–	$ –	–	$ –
	11/11/2015	45,793	–	$98.24	11/11/2022	–	$ –	–	$ –
	11/09/2016	44,280	14,761	$75.61	11/09/2023	–	$ –	–	$ –
	11/15/2017	22,246	22,246	$77.53	11/15/2024	5,417	$ 525,016	–	$ –
	11/14/2018	8,469	25,408	$89.58	11/14/2025	4,689	$ 454,458	23,442	$ 2,271,999
	11/13/2019	–	41,452	$86.09	11/13/2026	5,344	$ 517,940	26,718	$ 2,589,509
		168,483	103,867			15,450	$1,497,414	50,160	$ 4,861,508
Gina K. Clark	11/11/2015	16,027	–	$98.24	11/11/2022	–	$ –	–	$ –
	11/09/2016	22,140	7,380	$75.61	11/09/2023	–	$ –	–	$ –
	11/15/2017	13,771	13,771	$77.53	11/15/2024	3,354	$ 325,070	–	$ –
	11/14/2018	5,242	15,729	$89.58	11/14/2025	2,902	$ 281,262	14,512	$ 1,406,503
	11/13/2019	–	27,093	$86.09	11/13/2026	3,485	$ 337,766	17,424	$ 1,688,734
		57,180	63,973			9,741	$ 944,098	31,936	$ 3,095,237
Robert P. Mauch	11/12/2014	16,561	–	$88.71	11/12/2021	–	$ –	–	$ –
	11/11/2015	41,214	–	$98.24	11/11/2022	–	$ –	–	$ –
	11/09/2016	44,280	14,761	$75.61	11/09/2023	–	$ –	–	$ –
	11/15/2017	22,246	22,246	$77.53	11/15/2024	5,417	$ 525,016	–	$ –
	11/14/2018	8,469	25,408	$89.58	11/14/2025	4,689	$ 454,458	23,442	$ 2,271,999
	11/13/2019	–	45,154	$86.09	11/13/2026	5,808	$ 562,911	29,040	$ 2,814,557
		132,770	107,569			15,914	$1,542,385	52,482	$ 5,086,556

(1)   Stock options vest at a rate of 25% per year on the anniversary of the grant date over the four-year period from the date of grant, with the exception of the options granted to Mr. Cleary on September 1, 2015, which vested at a rate of 20% per year on the anniversary of the grant date over the five-year period from the date of grant.

(2)   Restricted stock units vest 100% on the third anniversary of the grant date.

(3)   Based on the closing price of our Common Stock of $96.92 per share on Wednesday, September 30, 2020, the last trading day of our last completed fiscal year.

(4)   Represents the number of performance shares at maximum level attainment. Performance shares vest, if at all, subject to attainment of the applicable performance metrics at the end of the three-year performance period.

Option Exercises and Stock Vested in Fiscal Year 2020

The following table sets forth the number of shares acquired upon the vesting of performance shares and the value realized upon exercise of stock options and vesting of restricted stock units during fiscal year 2020 by each of the named executive officers.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Steven H. Collis	199,049	$4,036,955	114,537	$10,900,027
James F. Cleary	—	—	25,043	$ 2,389,854
John G. Chou	56,006	$1,995,928	30,495	$ 2,898,179
Gina K. Clark	25,794	$ 329,358	18,249	$ 1,739,995
Robert P. Mauch	31,573	$ 879,723	30,495	$ 2,898,179

(1)   Value realized on exercise is based on the fair market value of our Common Stock on the date of exercise minus the exercise price and does not necessarily reflect cash actually received by the named executive officer.

(2)   Value realized on vesting is based on the fair market value of our Common Stock on the date of vesting before tax withholding and does not necessarily reflect cash actually received by the named executive officer.

Pension Benefits

The named executive officers do not participate in any pension or supplemental pension plan.

Non-Qualified Defined Contribution and Other Deferred Compensation in Fiscal Year 2020

The following table sets forth information regarding participation by the named executive officers in AmerisourceBergen's deferred compensation plan and benefit restoration plan during fiscal year 2020 and at fiscal year end.

Name	Executive Contributions in Last Fiscal Year to Deferred Compensation Plan ($) (a)	AmerisourceBergen Contributions in Last Fiscal Year to AmerisourceBergen Corporation Benefit Restoration Plan ($)(1) (b)	Aggregate Earnings in Last Fiscal Year in Deferred Compensation Plan ($)(2) (c)	Aggregate Earnings in Last Fiscal Year in Benefit Restoration Plan ($)(2) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last Fiscal Year End in Deferred Compensation Plan ($)(3) (f)	Aggregate Balance at Last Fiscal Year End in Benefit Restoration Plan ($)(3) (g)
Steven H. Collis	372,053	116,464	996,011	148,641	–	5,256,049	1,672,757
James F. Cleary	–	42,892	–	11,852	–	–	147,598
John G. Chou	331,170	42,294	84,214	45,228	–	1,202,894	602,030
Gina K. Clark	132,751	31,871	16,183	18,087	–	167,880	224,197
Robert P. Mauch	–	43,896	4,778	22,087	–	72,498	295,150

(1) The amounts shown as Company contributions to the benefit restoration plan are also reported as compensation to the named executive officer in the Summary Compensation Table.

(2) Amounts shown represent the net change to the named executive officer's account in fiscal year 2020 for the aggregate gains and losses on the plan investments under the benefit restoration plan and the deferred compensation plan. The amounts shown are not considered above market or preferential earnings and are not reported as compensation in the Summary Compensation Table.

(3) The amounts reflected in columns (f) and (g) for the named executive officers, with the exception of the amounts reflected in columns (a), (b), (c) and (d), if any, have been reported in prior Company proxy statements.

Deferred Compensation Plan.   Eligible executive officers may elect to defer up to 50% of their annual cash compensation and have the deferred amount credited in an account under the deferred compensation plan. Deferral elections are made in December for compensation to be earned in the next year. Election forms must be filed for each year an executive officer wishes to defer compensation, and each form shall specify the method of payment of benefits and the time such payment is to commence. Participants select the investment options under the plan, which are the same as those under the Company's 401(k) plan, and may change their election at any time by contacting the plan administrator. Aggregate earnings and losses on plan investments are credited to participants' accounts on a quarterly basis. The deferred benefits will be distributed by us in accordance with the terms of the plan, and payment will be made at the times elected by the executive officer in accordance with the election form. An executive officer must specify whether he or she wishes to receive payment starting in the year of retirement or in the year after retirement and may elect to receive the deferred benefits (i) over annual periods ranging from three to fifteen years and payable in quarterly installments or (ii) in a single distribution. We pay all costs and expenses incurred in the administration of the plan.

AmerisourceBergen Corporation Benefit Restoration Plan.   Selected key management, including all of the named executive officers, participate in the benefit restoration plan. The benefit restoration plan credits the account of each eligible participant with an annual amount equal to four percent (4%) of the participant's base salary and bonus incentive to the extent that his or her compensation exceeds the annual compensation limit established for our 401(k) plan by the Internal Revenue Code. The compensation limit was $285,000 for 2020. Annual accruals under the benefit restoration plan commenced effective as of January 1, 2006. In addition to annual accruals, certain eligible participants were credited upon the plan's effective date of January 1, 2006 with an initial amount based on his or her service between the time of the merger that formed AmerisourceBergen in 2001 and the plan's implementation. Fidelity Investments administers the benefit restoration plan. Participants are permitted to allocate the amounts in their accounts among investment options specified by the benefit restoration plan administrator from time to time. Such allocation is only for the purposes of determining gains and losses based on the performance of the underlying investments. Fidelity credits participant accounts with plan benefits following the close of each calendar year. Account balances under the benefit restoration plan do not vest in full until an employee reaches age 62 (or age 55 with more than 15 years of service), except that vesting is accelerated for disability, death and a change in control (as long as the participant is employed by the Company on the date of the change in control). If a participant is terminated for cause, he or she forfeits all vested and unvested account balances under the benefit restoration plan.

Employment Agreements

We have employment agreements with each of our named executive officers. The employment agreements are substantially similar in form and substance. Each employment agreement provides the following:

- Continuation of base salary in effect for the named executive officer, subject to increase in accordance with our prevailing practice from time to time.

- Incentive compensation, bonus and benefits in accordance with our prevailing practice from time to time.

- Rights on our part to terminate the executive for cause or without cause.

- Rights on the executive's part to terminate for good reason (upon at least 60 days' prior written notice and opportunity for the Company to cure) or without good reason (upon at least 30 days' prior written notice).

- During, and for a period of two years following termination of employment, each of the named executive officers has agreed not to (i) compete, directly or indirectly, with any business in which we or our subsidiaries engage or are considering for development or investment or (ii) solicit any of our employees for employment. The non-compete obligation of our named executive officers also includes the obligation to abide by non-compete obligations to which we are subject as a result of a divestiture or other contractual restrictions.

- Severance payments and other benefits in the event of (i) termination by AmerisourceBergen other than for cause, or by the executive for good reason, and (ii) a qualifying termination following a change in control, as described in greater detail below under "Potential Payments Upon Termination of Employment or Change in Control."

Potential Payments Upon Termination of Employment or Change in Control

Termination of Employment without Cause or Resignation with Good Reason. Our named executive officers' employment agreements provide for severance payments in the event that we terminate their employment without cause or they leave the Company for good reason. The table below identifies what would constitute cause or good reason to terminate employment under the agreements:

Cause for termination means:	Good reason for termination means:
Continued failure to substantially perform job duties	Reduction in base salary
Willful misconduct	Diminution of authority, duties or responsibilities
Conviction of a felony or a misdemeanor involving moral turpitude that materially harms the Company	Failure to provide agreed position or pay

In order to receive the severance payments set forth in the employment agreement, the named executive officer must sign a release of any and all claims relating to his employment with us. Severance payments and benefits include:

- payment of base salary for a period of two years following the loss of employment;

- payment of a pro rata bonus for the portion of the year completed prior to loss of employment and, in the case of Messrs. Collis and Chou, a two-year bonus continuation payment based on the average annual bonuses paid in the preceding three years;

- reimbursement of costs incurred by the executive to continue health coverage after the termination of employment;

- executive outplacement assistance; and

- accrued but unpaid cash compensation, such as unpaid base salary, vacation pay and business expenses (paid in a lump sum within 30 days of termination of employment).

To the extent compliance with Section 409A of the Internal Revenue Code is necessary to avoid the application of an excise tax to any of the foregoing payments and benefits, the employment agreements provide for deferral (without interest) of any affected amounts due in the six months following the termination of employment.

Termination of Employment with Cause or Resignation without Good Reason. If we terminate an executive for cause or he or she resigns without good reason, we will not pay the executive any cash severance. We will, however, pay him or her accrued but unpaid cash compensation through the date of termination. These amounts will include base salary through the date of termination, declared but unpaid bonus, accrued vacation pay and outstanding employee business expenses.

Disability or Death. If a named executive officer becomes disabled or dies, we will pay the executive, or his or her estate, the executive's pro rata target bonus and an amount equal to his or her accrued but unpaid cash compensation (including base salary, vacation pay and outstanding business expenses). We will pay this amount in a lump sum in cash within 30 days from the date of disability or death, except for the portion attributable to the cash bonus. That amount will be paid when the annual bonuses are paid to all employees generally. In addition, any account balances under the benefit restoration plan would vest upon an executive's disability or death.

Change in Control. The Company provides severance benefits in connection with a change in control only in the event of a qualifying termination of employment following the change in control, i.e., a double trigger, as described below. We do not provide cash severance or enhanced benefits under the employment agreements with our named executive officers solely in connection with a change in control of the Company. Certain of our benefit plans, however, provide for accelerated vesting in connection with a change in control as follows:

- account balances under the benefit restoration plan will immediately vest upon a change in control as long as the executive is still employed by us;

- if the executive is involuntarily terminated by us, whether or not for cause, within two years after a change of control, unvested stock options will vest and restrictions on stock awards will lapse; and

- unvested performance shares will vest in the case of an executive's involuntary termination of employment, whether or not for cause, within two years of a change in control and the payout of the award, if any, will be based on a shortened performance period (extending from the beginning of the performance period through the end of the fiscal quarter preceding the change in control).

Further, our internal Benefits Committee has discretion under our Omnibus Incentive Plan to pay bonuses to eligible employees during any year in which a change in control occurs. If this discretion is exercised, bonus payments would be based on performance for the portion of the fiscal year until the change in control event and paid within 75 days of the change in control. In the event of a change in control, the Board may, in its discretion, cancel outstanding options that are not exercised within 30 days of the change in control, cash out the value of outstanding options or restricted stock or make any other adjustments it deems appropriate under the Omnibus Incentive Plan. The Board may also cancel any award made under the Omnibus Incentive Plan in exchange for payment of an equal value in cash or stock.

If payments and benefits otherwise payable to the executive officer in connection with a change in control would constitute excess parachute payments within the meaning of Section 280G of the Internal Revenue Code, the Company will reduce such payments and benefits to an amount that would avoid any excise taxes under Section 4999 of the Internal Revenue Code, but only if such reduction would provide the executive officer with a greater net after-tax benefit than would no reduction.

Additionally, under the executive officer employment agreements, if an executive officer's employment is terminated by the Company without cause or the executive leaves the Company for good reason, in either case upon or within two years following a change in control, the executive officer is also entitled to a cash amount equal to two times the executive's average annual bonus earned over the prior three years, paid over a period of two years following termination of employment.

Retirement Benefits and Deferred Compensation. Following retirement or termination of employment, our named executive officers will receive payment of retirement benefits and deferred compensation under the various plans in which they participate. The value of the deferred compensation as of September 30, 2020 is set forth in the table entitled "Executive Compensation and Related Matters—Nonqualified Defined Contribution and Other Deferred Compensation in Fiscal Year 2020." There are no special or enhanced benefits under our retirement benefits and deferred compensation plans for our named executive officers except in the event of an executive's disability or death or as a result of a change in control as described above.

Potential Payments Upon Termination of Employment or Change in Control

The table below quantifies the potential payments that would be owed to each named executive officer under various scenarios involving the termination of employment or change in control of the Company as of September 30, 2020. The amounts presented are in addition to the balances under our deferred compensation plan (set forth on page 51):

Name	Benefit	Death and Termination with Disability ($)(1)	Termination by Executive without Good Reason ($)	Termination by Company without Cause or by Executive for Good Reason ($)	Termination by Company for Cause ($)	Change in Control ($)	Involuntary Termination with or without Cause within Two Years of Change in Control ($)(2)
Steven H. Collis	Accrued Unpaid Salary	25,481	25,481	25,481	25,481	–	–
	2020 Bonus	1,987,500	–	1,987,500	–	–	–
	Salary Continuation	–	–	2,650,000	–	–	–
	Bonus Continuation	–	–	3,504,808	–	–	–
	COBRA Premiums	–	–	25,427	–	–	–
	Outplacement	–	–	10,000	–	–	–
	Accelerated Vesting of Equity(3)	14,173,459	–	–	–	–	21,104,338
	Benefit Restoration Plan(4)	–	–	–	–	–	–
	Total	16,186,440	25,481	8,203,216	25,481	–	21,104,338
James F. Cleary	Accrued Unpaid Salary	13,462	13,462	13,462	13,462	–	–
	2020 Bonus	700,000	–	700,000	–	–	–
	Salary Continuation	–	–	1,400,000	–	–	–
	Bonus Continuation	–	–	–	–	–	–
	COBRA Premiums	–	–	25,427	–	–	–
	Outplacement	–	–	10,000	–	–	–
	Accelerated Vesting of Equity(3)	3,474,391	–	–	–	–	5,260,336
	Benefit Restoration Plan(4)	–	–	–	–	–	–
	Total	4,187,853	13,462	2,148,889	13,462	–	5,260,336
John G. Chou	Accrued Unpaid Salary	12,981	12,981	12,981	12,981	–	–
	2020 Bonus	675,000	–	675,000	–	–	–
	Salary Continuation	–	–	1,350,000	–	–	–
	Bonus Continuation	–	–	1,231,278	–	–	–
	COBRA Premiums	–	–	29,578	–	–	–
	Outplacement	–	–	10,000	–	–	–
	Accelerated Vesting of Equity(3)	3,637,048	–	–	–	–	5,310,469
	Benefit Restoration Plan(4)	–	–	–	–	–	–
	Total	4,325,029	12,981	3,308,837	12,981	–	5,310,469
Gina K. Clark	Accrued Unpaid Salary	11,058	11,058	11,058	11,058	–	–
	2020 Bonus	575,000	–	575,000	–	–	–
	Salary Continuation	–	–	1,150,000	–	–	–
	Bonus Continuation	–	–	–	–	–	–
	COBRA Premiums	–	–	30,894	–	–	–
	Outplacement	–	–	10,000	–	–	–
	Accelerated Vesting of Equity(3)	2,246,088	–	–	–	–	3,324,872
	Benefit Restoration Plan(4)	–	–	–	–	–	–
	Total	2,832,146	11,058	1,776,952	11,058	–	3,324,872
Robert P. Mauch	Accrued Unpaid Salary	13,462	13,462	13,462	13,462	–	–
	2020 Bonus	700,000	–	700,000	–	–	–
	Salary Continuation	–	–	1,400,000	–	–	–
	Bonus Continuation	–	–	–	–	–	–
	COBRA Premiums	–	–	37,777	–	–	–
	Outplacement	–	–	10,000	–	–	–
	Accelerated Vesting of Equity(3)	3,721,137	–	–	–	–	5,507,082
	Benefit Restoration Plan(4)	295,150	295,150	–	–	295,150	–
	Total	4,729,749	308,612	2,161,239	13,462	295,150	5,507,082

(1) In the case of death, the present value of amounts owed as salary continuation will be paid within a specified time after death. There is no bonus continuation in the event of death.

(2) The benefits shown are in addition to any amounts that the named executive officer would receive (i) as a result of the accelerated vesting of account balances under the benefit restoration plan upon a change in control, as shown in the column "Change in Control," or (ii) if the termination of his or her employment was without cause, as shown in the column "Termination by Company without Cause or by Executive for Good Reason."

(3) The value of the accelerated vesting of unvested restricted stock units is calculated by multiplying the number of shares of unvested restricted stock units held by the named executive officer as of Wednesday, September 30, 2020 by $96.92, the closing price of our Common Stock on that date. The value of the accelerated vesting of unvested options is calculated by multiplying the number of unvested options held by the named executive officer on Wednesday, September 30, 2020 by the difference between the exercise price of the options and $96.92, the closing price of a share of our Common Stock on that date. Unvested restricted stock units vest immediately in the case of disability or death and upon an involuntary termination of employment within two years of a change in control of the Company. Unvested stock options vest upon death or disability and upon an involuntary termination of employment within two years of a change in control of the Company. The value of the accelerated vesting of unvested performance shares is calculated by multiplying the number of performance shares that would vest based upon the performance to date by $96.92, the closing price of our Common Stock on Wednesday, September 30, 2020. Unvested performance shares vest upon death or disability and upon an involuntary termination of employment within two years of a change in control of the Company. In the case of death or disability, unvested performance shares vest only to the extent the employee has been employed for 18 months from the beginning of the measurement period.

(4)   The amounts shown represent the value of unvested account balances under the benefit restoration plan for events that would result in the accelerated vesting and payment of those benefits. Account balances under the benefit restoration plan do not vest in full until an employee reaches age 62 (or age 55 with more than 15 years of service), except that vesting is accelerated upon disability or death and upon a change in control of the Company (so long as the participant is employed by the Company on the date of the change in control). Unvested account balances are forfeited if the participant is terminated for any reason other than death or disability. If a participant is terminated for cause, he or she forfeits all vested and unvested account balances under the benefit restoration plan. Distribution of account balances upon termination of employment, death, disability or change in control are made in a lump sum.

Equity Awards.   Our restricted stock unit, performance share and stock option awards include provisions that result in the vesting or forfeiture of awards, depending on the reason for termination of employment. These provisions are as follows:

Reason for Termination	Unvested Awards	Impact on Expiration Date of Vested Options
Termination for Cause	Forfeit	Immediately upon termination
Voluntary Termination by Executive	Forfeit	3 months from date of termination
Termination without Cause	Forfeit Restricted Stock Units Forfeit Options Performance Shares forfeited if termination is prior to 18 months from the beginning of the performance period; otherwise, payout at end of performance period is reduced pro-rata for period of employment	1 year from date of termination
Involuntary Termination by AmerisourceBergen within 2 Years of Change in Control	Restrictions lapse on Restricted Stock Units Options vest Performance Shares vest with performance period measured only through end of quarter preceding change in control event	1 year from date of termination
Death	Restrictions lapse on Restricted Stock Units Forfeit Options Performance Shares forfeited if death is prior to 18 months from the beginning of the performance period; otherwise, performance shares vest and payout is reduced for period of employment and performance period is measured only through end of quarter preceding death	1 year from date of death
Disability	Restrictions lapse on Restricted Stock Units Forfeit Options Performance Shares forfeited if disability occurs prior to 18 months from the beginning of the performance period; otherwise, Performance Shares vest and payout is reduced for period of employment and performance period is measured only through end of quarter preceding disability	1 year from date of termination
Retirement	Restricted Stock Units, Performance Shares and Options continue to vest to the extent and according to the schedule set forth in the applicable award agreement	Expires at the end of the stated term in the applicable award agreement

CEO Pay Ratio

As required by the Dodd-Frank Wall Street Reform Act of 2010, the Company is required to calculate and disclose the total compensation paid to its median paid employee, as well as the ratio of the total compensation paid to its CEO to the total compensation paid to the median employee.

Using a Consistently Applied Compensation Measure (CACM), we determined that the median of the annual total compensation of our employees who were employed as of September 1, 2020, other than the CEO and certain non-U.S. employees, was $59,388. Our CEO's total compensation was $14,307,639, and the ratio of our CEO's total annual compensation to that of the median paid employee was 241:1.

SEC rules allow us to select a methodology for identifying our median employee in a manner that is most appropriate based on our size, organizational structure and compensation plans, policies and procedures. Consistent with Instruction 2 to Item 402(u) of Regulation S-K, we may identify our median employee for purposes of providing pay ratio disclosure once every three years and calculate and disclose total compensation for that employee each year; provided that, during the last completed fiscal year, there has been no change in the employee population or employee compensation arrangements that we reasonably believe would result in a significant change to the prior pay ratio disclosure. We reviewed the changes in our employee population and employee compensatory arrangements and determined there has been no change in our employee population or employee compensatory arrangements that would significantly impact our prior year's pay ratio disclosure.

For our disclosure in the 2020 proxy statement, we determined that our total population consisted of 22,074 employees. We used annual base pay as CACM to identify the median employee. After identifying the median employee based on annual base pay, we calculated total annual compensation for that employee and the CEO using the same methodology we use for our named executive officers as set forth in the Summary Compensation Table in this proxy statement. We also added the value of employer provided medical, dental and disability contributions to both the CEO and the median employee compensation, as such benefits represent a significant portion of our employees' total compensation.

In 2020, we excluded approximately 714 associates from the countries identified below. The excluded associates represent the Company's entire employee population in each such country and account for less than 5% of the Company's total employee population.

Argentina	71	Greece	11	Poland	27
Brazil	113	Hungary	14	Romania	9
Bulgaria	10	India	134	Russian Federation	59
China	77	Kenya	3	Serbia	4
Croatia	13	Malaysia	11	Thailand	15
Czechia	8	Mexico	55	Turkey	19
Ecuador	7	Peru	36	Ukraine	18

Because the SEC rules for identifying the median employee and calculating the pay ratio permit companies to use various methodologies, assumptions, exemptions, and estimates, the pay ratios reported by other companies may not be comparable with the ratio we have provided.

Item 3—Advisory Vote to Approve the Compensation of our Named Executive Officers

In accordance with the requirements of Section 14A of the Exchange Act, we are including this proposal, commonly known as a "say-on-pay" proposal, which gives our stockholders the opportunity to endorse the compensation paid to our named executive officers through the following resolution:

> "RESOLVED, that the stockholders approve, on an advisory basis, the compensation paid to AmerisourceBergen's named executive officers, as disclosed in AmerisourceBergen's proxy statement for the 2021 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the executive compensation tables and the related narrative discussion."

In deciding how to vote on this proposal, we encourage you to read the *Compensation Discussion and Analysis* section beginning on page 31 for a detailed description of our executive compensation philosophy and programs, the compensation decisions of the Compensation and Succession Planning Committee under those programs and the factors considered in making those decisions.

AmerisourceBergen's executive compensation program is strongly focused on pay for performance principles. We emphasize a compensation philosophy that rewards our executives when they deliver targeted financial results and subjects a significant portion of their compensation to risk if they do not. The compensation of our named executive officers varies depending upon the achievement of pre-established performance goals. Through stock ownership requirements and equity incentives, we also align the interests of our executives with those of our stockholders and the long-term interests of AmerisourceBergen. Our executive compensation policies have enabled AmerisourceBergen to attract and retain talented and experienced senior executives and have benefited AmerisourceBergen over time.

We believe that the fiscal year 2020 compensation of our named executive officers is reasonable and competitive, aligns with AmerisourceBergen's fiscal year 2020 results and positions us for future growth.

We are asking our stockholders to indicate their support for the compensation of our named executive officers as described in this proxy statement. Because your vote is advisory, it will not be binding upon the Board; however, the Board values stockholders' opinions, and the Compensation and Succession Planning Committee will take into account the outcome of the vote when considering future executive compensation decisions.

The Board unanimously recommends that you vote **For** the advisory resolution approving the compensation of AmerisourceBergen's named executive officers as described in this proxy statement.

Related Person Transactions

Prohibition of Loans to Directors and Officers

Our corporate governance principles prohibit us from making any loans or extensions of credit to directors or executive officers. We do not have any programs under which we extend loans to either directors or officers.

Related Persons Transactions Policy

We have a written Related Persons Transactions Policy, which is posted on our website at *investor.amerisourcebergen.com*. The Audit Committee must approve or ratify any transaction, arrangement or relationship exceeding $120,000 in which the Company and any related person has a direct or indirect material interest. This policy includes any series of transactions that exceeds $120,000 in the aggregate in any calendar year. Related persons include:

- directors and nominees;
- executive officers;
- persons controlling more than 5% of our Common Stock;
- the immediate family members of each of these individuals; and
- a firm, corporation or other entity in which any of these individuals is employed or is a partner or principal or in which any of these individuals has more than 5% ownership interest.

Related persons must notify our Executive Vice President and Chief Legal Officer in advance of any proposed transaction with us. They must explain the principal features of the proposed transaction, including its potential value and benefit to us. Our Executive Vice President and Chief Legal Officer will refer all proposed related person transactions exceeding $120,000 to the Audit Committee for review.

The Audit Committee will consider the proposed transaction at its next regularly scheduled meeting. In reviewing the proposed transaction, the committee will take into account those factors it considers appropriate, including the business reasons for the transaction and whether the terms of the transaction are fair to the Company and no less favorable than would be provided by an unaffiliated third party. The committee will also consider, if applicable, whether the proposed transaction would impair the independence of a director or present an improper conflict of interest for directors, nominees or executive officers. Directors with an interest in any proposed transaction will not vote on the proposed transaction. The committee will review annually any ongoing related person transactions.

Related Persons Transactions

Walgreens Boots Alliance, through Walgreens Boots Alliance Holdings LLC (formerly known as WAB Holdings LLC), is a person controlling more than 5% of our Common Stock, and transactions between us and Walgreens Boots Alliance are subject to our Related Persons Transactions Policy.

We have a strategic relationship with Walgreens Boots Alliance established through various agreements and arrangements. Under certain of these agreements and arrangements, Walgreens Boots Alliance also has the right to designate up to two members of our Board upon achieving specified ownership levels of our Common Stock. We have summarized these agreements and arrangements with Walgreens Boots Alliance below.

As previously disclosed, in March 2013, we entered into various agreements and arrangements with Walgreens Boots Alliance, including a ten-year pharmaceutical distribution agreement pursuant to which we distribute branded and generic pharmaceutical products to Walgreens Boots Alliance (the "US PVA") and a generics purchasing services arrangement that provides us with the ability to access generics and related pharmaceutical products through a global sourcing arrangement with Walgreens Boots Alliance Development GmbH (the "WBAD Arrangement"). In May 2016, the US PVA and the WBAD Arrangement were extended until 2026. In fiscal year 2020, Walgreens Boots Alliance accounted for approximately 33% of our revenues.

We also entered into a Shareholders Agreement with Walgreens Boots Alliance in March 2013. The Shareholders Agreement contains, among other things, certain restrictions on Walgreens Boots Alliance's ability to transfer its shares of our Common Stock. The Shareholders Agreement also contains certain standstill provisions that, among other things and subject to certain exceptions, prohibit Walgreens Boots Alliance from acquiring additional shares of our Common Stock. The standstill provisions prohibit Walgreens Boots Alliance from entering into voting agreements or granting a proxy to any other person; participating or engaging in a proxy solicitation with respect to AmerisourceBergen; seeking to control or influence the management or policies of AmerisourceBergen; or entering into or proposing a merger, business combination or other similar extraordinary transaction involving AmerisourceBergen. The foregoing restrictions do not prohibit Walgreens Boots Alliance from, subject to certain requirements, making private proposals to AmerisourceBergen subject to the approval of our Board, or competing with third-party acquisition proposals. The Shareholders Agreement also contains various provisions relating to board representation, voting arrangements, registration rights and other matters. The subsidiaries of Walgreens Boots Alliance that hold our Common Stock (including Walgreens Boots Alliance Holdings) are also subject to the above-mentioned restrictions and provisions.

Walgreens Boots Alliance became entitled to designate a director to our Board when it, together with its subsidiaries, achieved ownership of 5% or more of our Common Stock. Walgreens Boots Alliance met this 5% threshold as of April 9, 2014. On January 8, 2021, Walgreens Boots Alliance filed a Schedule 13D/A with the Securities and Exchange Commission disclosing that it owned 56,854,867 shares of our Common Stock, or approximately 27.7% of our shares of Common Stock outstanding as of December 31, 2020. Ornella Barra is currently serving on our Board as Walgreens Boots Alliance's designee and is a nominee for director. Ms. Barra is also a member of our Compliance and Risk Committee and Finance Committee.

Walgreens Boots Alliance will be entitled to designate a second director to our Board upon the acquisition in full by it, together with its subsidiaries, in one or more open market transactions, of 19,859,795 shares of our Common Stock (subject to certain adjustments). As of January 8, 2021, Walgreens Boots Alliance had acquired 11,461,043 shares of our Common Stock through open market transactions (all of which took place in April 2014). If, after having acquired 19,859,795 shares in the open market, Walgreens Boots Alliance divests our equity securities such that it owns less than 14%, but at least 5% of the Common Stock, Walgreens Boots Alliance will no longer be entitled to designate two directors to the Board and will only be entitled to designate one director to the Board. If Walgreens Boots Alliance divests our equity securities such that it owns less than 5% of the Common Stock, Walgreens Boots Alliance will no longer be entitled to designate any directors to the Board, and the Shareholders Agreement will, subject to certain exceptions, terminate.

For so long as Walgreens Boots Alliance has the right to designate a director to our Board, subject to certain exceptions, including matters related to acquisition proposals, Walgreens Boots Alliance will be obligated to vote all of its shares of our Common Stock in accordance with the recommendation of the Board on all matters submitted to a vote of our stockholders (including the election of directors).

In January 2021, we entered into a Share Purchase Agreement (the "Share Purchase Agreement") with Walgreens Boots Alliance pursuant to which we will acquire the majority of the Alliance Healthcare wholesale distribution businesses of Walgreens Boots Alliance, together with certain European pre-wholesale and other services businesses, as well as certain of Walgreens Boots Alliance's retail pharmacy operations from Walgreens Boots Alliance in select European markets, for approximately $6.5 billion, comprised of $6.275 billion in cash, subject to certain purchase price adjustments, and 2 million shares of our Common Stock. Walgreens Boots Alliance's operations in China, Italy and Germany are not part of this transaction. This transaction is subject to the satisfaction of customary closing conditions, including receipt of applicable regulatory approvals.

In connection with entering into the Share Purchase Agreement, we agreed that on or prior to the date on which the transactions contemplated thereby are consummated (the "Closing Date") , the US PVA and the WBAD Arrangement will be extended by three years through 2029. We also agreed that, by the Closing Date, we will enter into a distribution agreement pursuant to which we will supply branded and generic pharmaceutical products to Walgreens Boots Alliance's pharmacies in the United Kingdom. In January 2021, we also entered into an agreement with Walgreens Boots Alliance to explore a series of strategic initiatives designed to create incremental growth and efficiencies in sourcing, logistics and distribution.

Also in connection with entering into the Share Purchase Agreement, we agreed that on or prior to the Closing Date, we will enter into an Amended and Restated Shareholders Agreement, which will amend and restate in its entirety the Shareholders Agreement and, among other things, increase by 1% the percentage of outstanding shares of our Common Stock which Walgreens Boots Alliance and its affiliates are permitted to hold.

Transactions with Persons Related to Management

Mr. Mauch's sister is employed as the president of Xcenda, a business within the AmerisourceBergen Consulting Services operating segment. She received approximately $725,000 in compensation in fiscal year 2020. Compensation amounts for this individual include salary, bonus and equity compensation, if applicable. The compensation for this individual was established in accordance with our standard employment and compensation practices applicable to employees with equivalent qualifications and responsibilities and holding similar positions.

Ownership of and Trading In Our Stock

Beneficial Ownership of Common Stock

This table shows how much of our outstanding Common Stock is beneficially owned by each of the named executive officers, each of the directors and all directors and executive officers as a group as of November 30, 2020. The table also shows how much of our outstanding Common Stock is beneficially owned by owners of more than 5% of our outstanding Common Stock.

According to the rules adopted by the SEC, a person "beneficially owns" securities if the person has or shares the power to vote them or to direct their investment or has the right to acquire beneficial ownership of such securities within 60 days through the exercise of an option, warrant, right of conversion of a security or otherwise. Except as otherwise noted, the beneficial owners listed have sole voting and investment power with respect to the shares shown. An asterisk in the Percent of Class column indicates beneficial ownership of less than 1%, based on 205,244,070 shares of Common Stock outstanding as of the close of regular trading on the NYSE on November 30, 2020.

Name and Address of Beneficial Owner(1)	Title of Beneficial Owner	Aggregate Number of Shares Beneficially Owned (#) (2)	Percent of Class (%)
Steven H. Collis(3)	Chairman, President and Chief Executive Officer	991,845	*
James F. Cleary(3)	Executive Vice President and Chief Financial Officer	145,857	*
John G. Chou(3)	Executive Vice President and Chief Legal Officer	271,118	*
Gina K. Clark(3)	Executive Vice President and Chief Communications & Administration Officer	110,366	*
Robert P. Mauch(3)	Executive Vice President and Group President	218,732	*
Ornella Barra(4)	Director	56,854,867	27.7%
D. Mark Durcan(5)	Director	7,716	*
Richard W. Gochnauer(5)	Director	12,364	*
Lon R. Greenberg(5)	Director	11,318	*
Jane E. Henney, M.D.(5)	Lead Independent Director	18,376	*
Kathleen W. Hyle(5)	Director	15,477	*
Michael J. Long(5)	Director	12,271	*
Henry W. McGee(5)	Director	13,925	*
Dennis M. Nally(5)	Director	546	*
All directors and executive officers as a group (16 people)(6)		58,692,977	28.4%
BlackRock, Inc.(7)		11,762,803	5.7%
Vanguard Group Inc.(8)		18,707,428	9.1%
Walgreens Boots Alliance Holdings LLC(9)		56,854,867	27.7%

* Less than 1.0%

(1) The address for each named executive officer and director is: AmerisourceBergen Corporation, 1300 Morris Drive, Chesterbrook, PA 19087.

(2) Based on information furnished to us by the respective stockholders or obtained by us from sources we believe are reliable. We believe that, unless otherwise indicated, the beneficial owners have sole voting and investment power over the shares shown opposite their names.

(3) Common Stock and the percent of class listed as being beneficially owned by our named executive officers include outstanding options to purchase shares of Common Stock, which are exercisable within 60 days of November 30, 2020, as follows: Mr. Collis—783,788 shares; Mr. Chou—202,017 shares; Mr. Cleary—119,386 shares; Ms. Clark—83,461 shares; and Mr. Mauch—178,411 shares.

(4) The aggregate number of shares beneficially owned by Ms. Barra consists of the 56,854,867 shares that are held by Walgreens Boots Alliance Holdings LLC. By virtue of her position as Co-Chief Operating Officer of Walgreens Boots Alliance, Inc., Ms. Barra may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 56,854,867 shares held by Walgreens Boots Alliance Holdings LLC.

(5) Common Stock and the percent of class listed as being beneficially owned by our non-employee directors include outstanding options to purchase shares of Common Stock, which are exercisable within 60 days of November 30, 2020, as follows: Ms. Barra—0 shares; Mr. Durcan—0 shares; Mr. Gochnauer—0 shares; Mr. Greenberg—0 shares; Dr. Henney—0 shares; Ms. Hyle—3,085 shares; Mr. Long—0 shares; Mr. McGee—0 shares; and Mr. Nally—0 shares.

(6)   Includes all directors and executive officers, including the named executive officers. The aggregate number of shares beneficially owned by all directors and executive officers as a group includes the 56,854,867 shares that are held by Walgreens Boots Alliance Holdings LLC. See footnote (4) above.

(7)   This information is based on a Schedule 13G filed with the SEC on February 5, 2020 by BlackRock, Inc., which reports sole voting power with respect to 10,079,787 shares, shared voting power with respect to 0 shares, and an aggregate beneficial ownership of 11,762,803 shares. In such filing, BlackRock, Inc. lists its address as 55 East 52nd Street, New York, NY 10055.

(8)   This information is based on a Schedule 13G filed with the SEC on February 12, 2020 by The Vanguard Group, which reports sole voting power with respect to 232,484 shares, shared voting power with respect to 49,192 shares, and an aggregate beneficial ownership of 18,707,428 shares. In such filing, the Vanguard Group lists its address as 100 Vanguard Blvd., Malvern, PA 19355.

(9)   This information is based on a Schedule 13D/A filed with the SEC on November 14, 2016 by Walgreens Boots Alliance, Inc. which reports that Walgreens Boots Alliance Holdings LLC, WBA Investments, Inc., and Walgreens Boots Alliance, Inc. have shared voting power and shared dispositive ownership with respect to 56,854,867 shares. None of these entities reported ownership of shares with sole voting power or sole dispositive power. In such filing, Walgreen Boots Alliance, Inc. lists its address as 108 Wilmot Road, Deerfield, IL 60015.

Equity Compensation Plan Information

The following table sets forth information as of September 30, 2020 regarding our existing compensation plans pursuant to which equity securities are authorized for issuance to employees and non-employee directors.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (#) (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#) (c)
Equity compensation plans approved by security holders	7,358,442(1)	$ 86	9,186,623(2)
Equity compensation plans not approved by security holders	—	N/A	—
Total	7,358,442	$ 86	9,186,623

(1)   Includes shares of our Common Stock to be issued upon exercise of outstanding options and vesting of restricted stock units and performance share awards under our Equity Incentive Plan and our Omnibus Incentive Plan.

(2)   Includes shares available for future issuances of equity awards (including options, restricted stock units and performance share awards) under the Omnibus Incentive Plan. As of March 6, 2014, we ceased to use the Equity Incentive Plan for issuances of equity awards.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and executive officers as well as persons who beneficially own more than 10 percent of our Common Stock to file with the SEC reports of ownership and changes in beneficial ownership of our Common Stock. Directors, executive officers and greater than 10 percent stockholders are required to furnish us with copies of all Section 16(a) forms they file. We believe that during fiscal year 2020 all of our directors and executive officers complied with these requirements with the following exception: on February 14, 2020, we filed a Form 4 for Mr. Long to report the sale of 27,308 shares of Common Stock made by an investment manager on behalf of Mr. Long on February 5, 2020 without first notifying AmerisourceBergen of the sale.

Item 4—Stockholder Proposal to Adopt a Policy that the Chairman of the Board be an Independent Director

The following stockholder proposal has been submitted to the Company for action at the 2021 Annual Meeting by Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, New York 11021. Mr. Steiner has named John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278 as his proxy for this proposal. Mr. Steiner has indicated that he has beneficially owned at least $2,000 of our Common Stock continuously for at least one year and that he intends to own at least such amount through the 2021 Annual Meeting. In accordance with proxy regulations, the following is the complete text of the proposal, which is reproduced as submitted to us other than minor formatting changes. All statements contained in the stockholder proposal and supporting statement are the sole responsibility of the proponent. The Board does not support the adoption of this proposal as it believes it is not in the best interest of the Company or its stockholders.

Proposal 4—Independent Board Chairman

Shareholders request that our Board of Directors adopt a policy, and amend our governing documents as necessary to require that the Chairman of the Board of Directors to be an independent member of the Board whenever possible. Although it would be better to have an immediate transition to an independent Board Chairman, the Board would have the discretion to phase in this policy for the next Chief Executive Officer transition.

If the Board determines that a Chairman who was independent when selected is no longer independent, the Board shall select a new Chairman who satisfies the requirements of the policy within a reasonable amount of time.

Boeing is an example of a company changing course and naming an independent board chairman in October 2019. Boeing did not wait for the next CEO succession.

Support for proposals to appoint an independent board chair received 17% higher support at U.S. companies in 2020. Two such proposals received majority support due to management oversight failings. These two companies were Boeing, which fired its CEO after two total fatality crashes of factory fresh Boeing 737 MAX airliners which in turn grounded the entire worldwide fleet of 737 MAX airliners for more than 18 months and Baxter International, which had to restate its financial results in 2019.

Since management performance setbacks often result in higher support for this proposal topic, the mere submission of this proposal will be an incentive for AmerisourceBergen management to perform better leading up to the 2021 annual meeting.

Now is an ideal time to transition to an independent board chairman since opioid fines could reach $150 billion in a worst-case scenario according to *Claims Journal*. Opioid litigation is an overhang for the 3 main drug distributors in the U.S. and AmerisourceBergen is one of the 3 main drug distributors.

Please vote yes: **Independent Board Chairman—Proposal 4**

AmerisourceBergen Corporation's Statement in Opposition to the Stockholder Proposal

The Board of Directors recommends that you vote AGAINST Proposal No. 4 (Item 4 on the Proxy Card) for the following reasons:

Our stockholders benefit most when the Board has the ability to determine the leadership structure that best serves the stockholders' interests.

Our Board has always retained the flexibility to determine the best leadership structure for the Company and its stockholders based on the facts and circumstances at the time. Our stockholders benefit most when our Board has the freedom to make decisions that are in the best interests of the Company and its stockholders rather than pursuant to a predetermined policy.

Our Lead Independent Director and majority independent Board provide ample management oversight.

Our Board believes that there is already substantial oversight of management.

- *We have a strong Lead Independent Director with robust duties*. When our Chairman is not an independent director, a Lead Independent Director is selected by a majority of our independent directors. In March 2016, our independent directors appointed Dr. Jane E. Henney to serve as Lead independent Director and she was most recently re-appointed to this role in March 2020. Dr. Henney's responsibilities as Lead Independent Director are substantially similar to many functions typically fulfilled by a Chairman. Dr. Henney is a member of the Executive Committee, serves ex officio on all other Board committees, sets the agenda for, and chairs, executive sessions held without the Chairman present, approves Board agendas and materials, adds agenda items at her discretion, and calls special meetings of the Board. Information regarding Dr. Henney's other responsibilities and powers as Lead Independent Director can be found in the Corporate Governance section of this proxy statement and in our corporate governance principles, which are available on our website. Since joining the Board, Dr. Henney's strong leadership has greatly contributed to the success of our Company. Outside of her service on our Board, Dr. Henney's distinguished career includes serving as Commissioner of Food and Drugs at the U.S. Food and Drug Administration and as Home Secretary at the National Academy of Medicine.

- *We maintain a majority independent Board*. Pursuant to our corporate governance principles, we are required to maintain a minimum of 70% independent directors. Currently, 80% of our directors—8 out of 10—are independent as defined under NYSE regulations.

- *All of our independent directors are active participants on our Board and our Board committees*. Our Audit Committee, Compensation and Succession Planning Committee, and Governance, Sustainability and Corporate Responsibility Committee are chaired by and comprised entirely of independent directors. This results in our independent directors having oversight of key aspects of the Company, including review of our regulatory and compliance framework and efforts by the Company to mitigate the risks associated with the distribution of controlled substances. Under our corporate governance principles, our non-employee directors are encouraged to contact senior managers of the Company without senior corporate management present. Further, our Board and Board committees have the right to retain independent outside financial, legal, or other advisors at any time.

- *Our independent directors meet regularly*. An executive session of the independent directors is held before each set of regularly scheduled committee meetings. An executive session of committee members is held at the end of each meeting of the Board committees that are comprised entirely of independent directors, and an executive session of independent directors, together with the one non-management director who is a designee of our largest stockholder, is also held at the end of each meeting of the full Board of Directors, in each case, with the Lead Independent Director. These executive sessions allow additional time for the independent and non-management directors to fulfill their duty to provide oversight of the Company and its management. The independent directors also meet regularly with the Chairman, individually and as a group, so that they have the opportunity to discuss any issues specifically raised during the executive sessions.

The consolidation of the Chairman and CEO roles was well-considered, and the Board believes that we have the optimal governance structure in place at this time.

Since becoming CEO in 2011, Mr. Collis has demonstrated excellent leadership by growing existing businesses, expanding into new markets and achieving strong financial results. Mr. Collis has extensive business and operating experience in wholesale pharmaceutical distribution, and in-depth knowledge of the healthcare distribution and services market. Serving as both Chairman and CEO enables Mr. Collis to employ his deep knowledge of AmerisourceBergen and our rapidly changing and competitive industry in a unified role to focus the Board on key areas essential to our strategic plan, thereby enhancing the long-term value of the Company. Having a single Chairman and CEO also enhances the Company's ability to communicate with a single and consistent voice to stockholders, customers, employees and other stakeholders. All of these factors impacted the Board's decision to combine the roles.

Our Board continues to believe that, at this time, a combined Chairman and Chief Executive Officer paired with a strong Lead Independent Director and a majority independent Board does not impede independent oversight of management or the Company's activities. Further, in November 2018, the Board determined that it was in the best interests of the Company to split the role of Chairman and CEO in the future, commencing with the Company's next CEO. At that time, the Chairman role will be assumed by an independent director.

For the foregoing reasons, the Board of Directors believes that this proposal is not in the best interests of AmerisourceBergen or our stockholders and therefore recommends a vote AGAINST the adoption of this stockholder proposal.

Other Information

Availability of the Annual Report on Form 10-K

Copies of our Annual Report on Form 10-K for the fiscal year ended September 30, 2020 (without exhibits or documents incorporated by reference therein) are available without charge to stockholders upon written request to the Corporate and Investor Relations Department, AmerisourceBergen Corporation, 1300 Morris Drive, Chesterbrook, Pennsylvania 19087, by calling (610) 727-7000 or via the Internet at *investor.amerisourcebergen.com.*

Frequently Asked Questions About the 2021 Annual Meeting of Stockholders and Voting at the Meeting

Why am I being furnished this proxy statement?

The Board of Directors of AmerisourceBergen is furnishing this proxy statement in connection with its solicitation of proxies for use at the 2021 Annual Meeting of Stockholders to be held on March 11, 2021, and at any adjournments thereof. Our Annual Report on Form 10-K for the fiscal year ended September 30, 2020 accompanies this notice and proxy statement, but is not incorporated as a part of the proxy statement and is not to be regarded as part of the proxy solicitation material.

Who is soliciting my proxy?

The Board of Directors is soliciting your proxy in order to provide you with an opportunity to vote on all matters scheduled to come before the meeting whether or not you attend the virtual meeting.

What if I received a Notice of Internet Availability of Proxy Materials?

We are providing access to our proxy materials over the Internet. Accordingly, on or about January 28, 2021, we are mailing to our record and beneficial stockholders a Notice of Internet Availability of Proxy Materials, which contains instructions on how to access our proxy materials over the Internet and vote online. If you received a Notice of Internet Availability of Proxy Materials, you will not receive a printed copy of our proxy materials by mail unless you request one. If you wish to receive a printed copy of our proxy materials for the 2021 Meeting of Stockholders, you should follow the instructions for requesting those materials included in the Notice of Internet Availability of Proxy Materials.

Who can attend the Annual Meeting? How do I attend?

This year's Annual Meeting will be held in a virtual format through a live webcast.

Only stockholders of record of our Common Stock at the close of business on January 11, 2021 (the "record date") have a right to attend the Annual Meeting. In order to be admitted to the Annual Meeting at *www.virtualshareholdermeeting.com/ABC2021*, you must enter the 16-digit control number found next to the label "Control Number" on your Notice of Internet Availability, proxy card, or voting instruction form, or in the email sending you the Proxy Statement. If you are a beneficial shareholder, you may contact the bank, broker or other institution where you hold your account if you have questions about obtaining your control number. If you do not have a 16-digit control number, you may still attend the meeting as a guest in listen-only mode.

We encourage you to log in to the website and access the webcast early, beginning approximately 15 minutes before the Annual Meeting start time. If you have experience technical difficulties, please contact the technical support telephone number posted on the virtual stockholder meeting log in page.

Who is entitled to vote?

You may vote if you owned shares of our Common Stock as of the close of business on January 11, 2021, which is the record date. You are entitled to one vote for each share of Common Stock that you own. As of January 11, 2021, we had 204,615,240 shares of Common Stock outstanding.

What shares can I vote?

You may vote all shares owned by you as of the close of business on January 11, 2021, the record date. These shares include:

- Shares held directly in your name as the stockholder of record.
- Shares of which you are the beneficial owner but not the stockholder of record. These are shares that are held for you through a broker, trustee or other nominee such as a bank, including shares purchased through any 401(k) plan or our employee stock purchase plan.

How do I vote my shares?

If you hold your shares in your own name as the stockholder of record, you have three options for voting and submitting your proxy before the meeting:

- By Internet—We encourage you to vote and submit your proxy over the Internet at *www.proxyvote.com* in advance of the meeting or during the meeting at *www.virtualshareholdermeeting.com/ABC2021*.
- By telephone—You may vote and submit your proxy by calling 1-800-690-6903 in advance of the meeting.
- By mail—If you received your proxy materials by mail, you may vote by completing, signing and returning the enclosed proxy card.

If you hold your shares through an account with a bank, broker or other nominee, you may view materials at *www.proxyvote.com* and may vote by completing and signing the voting instruction form that the bank, broker or other nominee will provide to you, or by using telephone or Internet voting arrangements described on the voting instruction form or other materials that the bank, broker or other nominee will provide to you.

How do I revoke my proxy?

If you are the stockholder of record, you may revoke your proxy at any time before the polls close at the meeting. You may revoke your proxy by:

- Changing your vote in the manner described below.
- Notifying Kourosh Q. Pirouz, Vice President, Associate General Counsel and Secretary, AmerisourceBergen Corporation, 1300 Morris Drive, Chesterbrook, Pennsylvania 19087 in writing that you are revoking your proxy before it is voted at the meeting.

If you hold your shares through an account with a bank or broker, your ability to revoke your proxy depends on the voting procedures of the bank or broker. Please follow the directions provided to you by your bank or broker.

May I change my vote?

You may change your vote at any time before the polls close at the meeting. You may change your vote by:

- Signing another proxy card with a later date and returning it to us prior to the meeting.
- Voting again over the Internet or by telephone prior to 11:59 p.m., Eastern Time, on March 10, 2021.

If you hold your shares through an account with a bank or broker, your ability to change your vote depends on the voting procedures of the bank or broker. Please follow the directions provided to you by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxy cards that are signed and returned but do not contain instructions will be voted as follows:

- **For** the election of the ten nominees for director named on page 9 of this proxy statement;
- **For** the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2021;
- **For** the approval, on an advisory basis, of the compensation of our named executive officers as described in this proxy statement;

- **Against** the stockholder proposal set forth in this proxy statement, if properly presented at the 2021 Annual Meeting; and

- In accordance with the best judgment of the individuals named as proxies on the proxy card on any other matters properly brought before the meeting.

What does it mean if I receive more than one proxy card or instruction form?

It means that you have multiple accounts with our transfer agent and/or banks or brokers. Please vote all of your shares. We recommend that you consolidate as many accounts as possible under the same name and address. For assistance consolidating accounts where you are the stockholder of record, you may contact our transfer agent, Computershare, at 1-800-522-6645.

Will my shares be voted if I do not provide my proxy?

If you are a registered stockholder and do not provide a proxy, in order to vote your shares, you must do so over the Internet or by telephone prior to the meeting.

If you hold shares through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions to your bank or broker. Banks and brokers have the authority under the rules of the New York Stock Exchange, or NYSE, to vote shares for which their customers do not provide voting instructions on certain routine matters. The ratification of the appointment of our independent registered public accounting firm *(Item 2 on the Proxy Card)* is considered a routine matter for which banks and brokers may vote without specific instructions from their customers.

May stockholders ask questions at the meeting?

Yes. Representatives of AmerisourceBergen will answer stockholders' questions of general interest at the end of the meeting and questions may also be submitted in advance. You may submit a question in advance of the meeting at *www.proxyvote.com* after logging in with your Control Number. Questions may be submitted during the Annual Meeting through *www.virtualshareholdermeeting.com/ABC2021*.

How many votes must be present to hold the meeting?

In order for us to conduct our meeting, a majority of the shares of our Common Stock outstanding as of January 11, 2021 must be present in order to constitute a quorum. Your shares are counted as present at the meeting if you attend the meeting or if you properly return a proxy over the Internet, by telephone or by mail. Shares voted by banks or brokers on behalf of beneficial owners are also counted as present at the meeting. In addition, abstentions and broker non-votes will be counted for purposes of establishing a quorum with respect to any matter properly brought before the meeting. Broker non-votes occur on a matter when a bank or broker is not permitted under applicable rules and regulations to vote on a matter without instruction from the beneficial owner of the underlying shares and no instruction has been given.

How many votes are needed to elect a director and how are votes counted?

The affirmative vote of a majority of the votes cast will be required for the election of each director *(Item 1 on the Proxy Card)*.

A majority of the votes cast means that the votes cast "for" a director exceed the number of votes cast "against" that director. Abstentions and broker non-votes are disregarded when determining if a majority of the votes have been cast in favor of a director.

How many votes are needed for each proposal to pass and how are the votes counted?

The affirmative vote of a majority of the shares present in person or by proxy and entitled to vote will be required for:

- The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the current fiscal year *(Item 2 on the Proxy Card)*;

- The approval, on an advisory basis, of the compensation of our named executive officers as described in this proxy statement *(Item 3 on the Proxy Card)*;

- The approval of the stockholder proposal set forth in this proxy statement, if properly presented at the 2021 Annual Meeting (*Item 4 on the Proxy Card*); and

- Any other proposal that might properly come before the meeting.

Abstentions will be counted toward the tabulation of votes on Items 2 through 4, and will have the effect of negative votes. Under NYSE rules, Item 2 is considered a routine matter on which brokers will be permitted to vote in their discretion even if the beneficial owners do not provide voting instructions. However, Items 3 and 4 are not considered routine matters under NYSE rules, and brokers will not be permitted to vote on Items 3 and 4 unless the beneficial owners provide voting instructions. Broker non-votes will not be counted toward the tabulation of votes on Items 3 and 4.

How will proxies be voted on other items or matters that properly come before the meeting?

If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Is AmerisourceBergen aware of any other item of business that will be presented at the meeting?

We are not aware of any other business to be presented at the 2021 Annual Meeting of Stockholders. However, if any other matter should properly come before the 2021 Annual Meeting of Stockholders, the enclosed proxy confers discretionary authority with respect to such matter.

Will there be any further solicitation of proxies for the meeting?

Our directors, officers and employees may solicit proxies by telephone or in person. In addition, we have hired Morrow & Co., LLC, 470 West Ave, Stamford, CT 06902 to assist us in soliciting proxies, if necessary. Morrow may solicit proxies by telephone or in person. We will pay Morrow a fee of $12,000, plus expenses, for providing such services. All costs and expenses of any solicitation, including the cost of preparing this proxy statement and posting it on the Internet and mailing the Notice of Internet Availability of Proxy Materials, will be borne by AmerisourceBergen.

Will AmerisourceBergen reimburse any expenses of banks, brokers, nominees and fiduciaries?

Yes, we will reimburse the expenses of banks, brokers, nominees and fiduciaries that send notices, proxies and proxy materials to our stockholders for such service.

Will the director nominees be in attendance at the meeting?

We currently expect all of our director nominees to be in attendance at the 2021 Annual Meeting of Stockholders. It has been customary for our directors to attend our annual meetings. All of our directors attended the 2020 Annual Meeting of Stockholders.

Requirements for Submission of Proxy Proposals, Nomination of Directors and Other Business of Stockholders

Stockholder Proposals for Inclusion in the 2022 Proxy Statement.   Any stockholder proposal that is intended to be presented by such stockholder at AmerisourceBergen's 2022 Annual Meeting of Stockholders must be received in writing by September 30, 2021 in order to be considered for inclusion in the 2022 proxy statement and the form of proxy relating to the 2022 meeting. All proposals should be submitted, along with proof of ownership of AmerisourceBergen Common Stock in accordance with SEC Rule 14a-8(e)(2), to: Kourosh Q. Pirouz, Vice President, Associate General Counsel and Secretary, AmerisourceBergen Corporation, 1 W. First Avenue, Conshohocken, PA 19428. Stockholder proposals must comply with SEC Rule 14a-8, Delaware law and our bylaws. Failure to deliver a proposal by these means may result in it not being deemed timely received.

Other Stockholder Proposals for Presentation at the 2022 Annual Meeting of Stockholders.   Stockholders of record who do not submit a proposal for inclusion in AmerisourceBergen's proxy materials under SEC Rule 14a-8, but who instead intend to nominate a person for election as director or to introduce an item of business at the 2022 Annual Meeting of Stockholders must provide advance written notice to us in accordance with our bylaws. Our bylaws set forth the procedures that must be followed and the information that must be provided in order for a stockholder to nominate a person for election as director or to introduce an item of business at the 2022 Annual Meeting of Stockholders. We must receive notice of your intention to introduce a nomination or other item of business at the 2022 Annual Meeting of Stockholders no earlier than November 10, 2021 and no later than December 10, 2021. Such notice should be addressed to Kourosh Q. Pirouz, Vice President, Associate General Counsel and Secretary, AmerisourceBergen Corporation, 1 W. First Avenue, Conshohocken, PA 19428, and must include the information set forth in our bylaws. You may obtain a copy of our bylaws upon request by writing to the Secretary at our principal executive offices. The proxy solicited by our Board of Directors for the 2022 Annual Meeting of Stockholders will confer discretionary authority with respect to any such proposal.

The Chairman of the 2022 Annual Meeting of Stockholders may refuse to allow the transaction of any business or acknowledge the nomination of any person not made in compliance with the procedures set forth for such matters in our bylaws.

Proxy Access Stockholder Proposals for the 2022 Annual Meeting of Stockholders.   Eligible stockholders who do not seek to use the advance notice provisions for nomination of directors in Section 2.03(c) of our bylaws, but who instead intend to nominate a person for election as director under the proxy access provision in our bylaws must comply with the provisions of and provide notice to us in accordance with Section 3.16 of our bylaws. That Section sets forth the stockholder eligibility requirements and other procedures that must be followed and the information that must be provided to us in order for an eligible stockholder to have included in our proxy materials for the 2022 Annual Meeting of Stockholders up to two nominees for election as director at the Annual Meeting of Stockholders. We must receive the required notice and information specified in Section 3.16 no earlier than August 31, 2021 and no later than September 30, 2021. Such notice should be addressed to Kourosh Q. Pirouz, Vice President, Associate General Counsel and Secretary, AmerisourceBergen Corporation, 1 W. First Avenue, Conshohocken, PA 19428. You may obtain a copy of our bylaws upon request by writing to the Secretary at our principal executive offices. The proxy solicited by our Board of Directors for the 2022 Annual Meeting of Stockholders will confer discretionary authority with respect to any such nomination.

Other Stockholder Communications.   Stockholder communications may be submitted at any time in writing to: Kourosh Q. Pirouz, Vice President, Associate General Counsel and Secretary, AmerisourceBergen Corporation, 1300 Morris Drive, Chesterbrook, PA 19087. Stockholder communications are communications from any stockholder to the Board of Directors, any committee or any director on matters that relate reasonably to their respective duties and responsibilities. Stockholder communications do not include stockholder proposals (discussed above) and stockholder recommendations for director nominee candidates (discussed under "Corporate Governance and Related Matters—Stockholder Engagement—Stockholder Recommendations for Director Nominees"). AmerisourceBergen's Secretary will determine, in his good faith judgment, which stockholder communications will be relayed to the Board of Directors, any committee or any director.

Supplemental Information: GAAP to Non-GAAP Reconciliation

To supplement the financial measures prepared in accordance with U.S. generally accepted accounting principles (GAAP), we have presented the following non-GAAP financial measures elsewhere in this proxy statement: (i) adjusted gross profit; (ii) adjusted operating income and adjusted operating income margin; (iii) adjusted diluted earnings per share; and (iv) adjusted free cash flow. The non-GAAP financial measures should be viewed in addition to, and not in lieu of, financial measures calculated in accordance with GAAP. These supplemental measures may vary from, and may not be comparable to, similarly titled measures by other companies.

The following is a reconciliation of the identified GAAP financial measures to their most directly comparable non-GAAP financial measures:

	Fiscal Year Ended September 30, 2020		
(In thousands, except per share data)	Gross Profit	Operating (Loss) Income	Diluted Earnings Per Share
GAAP	$5,191,884	$(5,135,354)	$(16.65)
Gain from antitrust litigation settlements	(9,076)	(9,076)	(0.03)
LIFO expense	7,422	7,422	0.03
PharMEDium shutdown and remediation costs	12,556	59,371	0.22
New York State Opioid Stewardship Act	14,800	14,800	0.06
Acquisition-related intangibles amortization	–	110,478	0.41
Employee severance, litigation and other[1]	–	6,807,307	27.66
Impairment of PharMEDium assets	–	361,652	1.37
Contingent consideration adjustment	–	(12,153)	(0.02)
Loss on early retirement of debt	–	–	0.08
Certain discrete tax benefits[2]	–	–	(3.49)
Tax reform[3]	–	–	(1.75)
Adjusted Non-GAAP	$5,217,586	$ 2,204,447	$ 7.90[4]

(1)   Includes a $6.6 billion legal expense accrual in connection with opioid lawsuits.

(2)   Represents discrete tax benefits primarily attributable to the income tax deductions resulting from the permanent shutdown of the PharMEDium business.

(3)   Represents a tax benefit relating to Swiss tax reform.

(4)   The sum of the components does not equal the total due to rounding.

The following is a reconciliation of GAAP basic shares outstanding to Non-GAAP diluted shares outstanding:

	FY 2020
Basic shares outstanding	204,783
Stock option and restricted stock unit dilution	–
GAAP diluted shares outstanding	204,783
Stock option and restricted stock unit dilution[1]	1,839
Non-GAAP diluted shares outstanding	206,622

(1)   For the non-GAAP presentation, diluted weighted average common shares outstanding has been adjusted to include the impact of the stock options and restricted stock units that were anti-dilutive for GAAP presentation.

In addition, for the fiscal year ended September 30, 2020 adjusted free cash flow of $1,894.9 million consisted of net cash provided by operating activities of $2,207.0 million, plus $66.7 million in cash payments made relating to unfavorable legal settlements, minus $9.1 million in cash payments received related to favorable legal settlements, and minus capital expenditures of $369.7 million.

The non-GAAP financial measures are presented because management uses non-GAAP financial measures to evaluate the Company's operating performance, to perform financial planning, and to determine incentive compensation. Therefore, the Company believes that the presentation of non-GAAP financial measures provides useful supplementary information to, and facilitates additional analysis by, investors. The presented non-GAAP financial measures exclude items that management does not believe reflect the Company's core operating performance because such items are outside the control of the Company or are inherently unusual, non-operating, unpredictable, non-recurring, or non-cash. We have included the following non-GAAP earnings-related financial measures in this proxy statement:

- *Adjusted gross profit*: Adjusted gross profit is a non-GAAP financial measure that excludes the gain from antitrust litigation settlements, LIFO expense, certain PharMEDium shutdown and remediation costs, and the expense related to the New York State Opioid Stewardship Act (the "NYS Opioid Act"). Gain from antitrust litigation settlements and LIFO expense are excluded because the Company cannot control the amounts recognized or timing of these items. PharMEDium remediation costs are excluded because they were unpredictable expenses. The expense related to the NYS Opioid Act and PharMEDium shutdown costs are excluded because they are unusual and non-recurring. Management believes that this non-GAAP financial measure is useful to investors as a supplemental measure of the Company's ongoing operating performance. The gain from antitrust litigation settlements relates to the settlement of lawsuits that have been filed against brand pharmaceutical manufacturers alleging that the manufacturer, by itself or in concert with others, took improper actions to delay or prevent generic drugs from entering the market. The PharMEDium remediation costs related to costs incurred in connection with suspended production activities following U.S. Food and Drug Administration inspections. PharMEDium shutdown costs are costs incurred in connection with the permanent shutdown of the PharMEDium business. LIFO expense is affected by changes in inventory quantities, product mix, and manufacturer pricing practices, which may be impacted by market and other external influences. The NYS Opioid Act, which went into effect on July 1, 2018, established an annual $100 million fund and requires manufacturers, distributors, and importers to ratably share the assessment based upon opioids sold or distributed to or within New York state. In December 2018, the NYS Opioid Act was ruled unconstitutional by the U.S. District Court for the Southern District of New York but, in September 2020, the United States Court of Appeals for the Second Circuit reversed the District Court's decision.

- *Adjusted operating income and adjusted operating income margin*: Adjusted operating income is a non-GAAP financial measure that excludes the gain from antitrust litigation settlements, LIFO expense, certain PharMEDium shutdown and remediation costs, the expense related to the NYS Opioid Act, acquisition-related intangibles amortization, employee severance, litigation and other, impairment of PharMEDium assets, and a contingent consideration adjustment. In the fiscal year ended September 30, 2020, employee severance, litigation, and other included a $6.6 billion legal expense accrual in connection with opioid lawsuits. Adjusted operating expense margin is the ratio of adjusted operating expenses to total revenue. Acquisition-related intangibles amortization is excluded because it is a non-cash item and does not reflect the operating performance of the acquired companies. We exclude employee severance amounts that relate to unpredictable and/or non-recurring business restructurings. We exclude the amount of litigation settlements and other expenses, such as the accrual related to opioid lawsuits and investigations, as well as PharMEDium shutdown and remediation costs, a contingent consideration adjustment and the impairment of PharMEDium assets, that are unusual, non-operating, unpredictable, non-recurring or non-cash in nature because we believe these exclusions facilitate the analysis of our ongoing operational performance. The contingent consideration adjustment reflects an adjustment made by one of the Company's non-wholly-owned subsidiaries, Profarma Distribuidora de Produtos Farmacêuticos S.A., of its previous estimate of contingent consideration related to the purchase price of a prior business acquisition.

- *Adjusted diluted earnings per share*: Adjusted diluted earnings per share excludes the per share impact of adjustments including gain from antitrust litigation settlements; LIFO expense; PharMEDium shutdown and remediation costs; the expense related to the NYS Opioid Act; acquisition-related intangibles amortization; employee severance, litigation, and other; impairment of PharMEDium assets; a contingent consideration adjustment; and loss on early retirement of debt; in each case net of the tax effect calculated using the applicable effective tax rate for those items. The per share impact of certain discrete tax benefits primarily attributable to the income tax deduction recognized in connection with the permanent shutdown of PharMEDium as well as the CARES Act and the per share impact of certain benefits relating to tax reform in Switzerland are also excluded from adjusted diluted earnings per share for the fiscal year ended September 30, 2020. Management believes that this non-GAAP financial measure is useful to investors because it eliminates the per share impact of the items that are outside the control of the Company or that we consider to not be indicative of our ongoing operating performance due to their inherent unusual, non-operating, unpredictable, non-recurring, or non-cash nature. Diluted weighted average common shares outstanding has been adjusted to include the impact of the stock options and restricted stock units that were anti-dilutive for the GAAP presentation due to a GAAP net loss in the fiscal year ended September 30, 2020. Management believes that adjusted diluted shares outstanding is useful to investors because it facilitates the calculation of adjusted diluted earnings per share.

- *Adjusted free cash flow*:   For the Company, adjusted free cash flow is a non-GAAP financial measure defined as net cash provided by operating activities, excluding other significant unpredictable or non-recurring cash payments or receipts relating to legal settlements, minus capital expenditures. Management believes that this non-GAAP financial measure is useful to investors because it eliminates the impact of items that are inherently unusual, unpredictable, and non-recurring in nature.

AmerisourceBergen

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